04025618

PE 12-31-03 AR/S

APR-8

People. Products. Principles.

connetics

2003 ANNUAL REPORT

Dear Stockholders: 2003 was our best year ever. Not only did we accomplish a great deal in 2003, we continued to build a solid foundation for our future growth and success.

Our Company is in a strong financial position, our assets are stronger than ever and we are poised for continued growth. We have enjoyed significant growth and success, and there is no doubt that our employees have been the single most important factor in our success to date. Moreover, these are the most important reason for my optimism about the future.

In the third quarter of 2003, we achieved our goal of profitability, which was an important milestone for us. While we fully expected to achieve this goal, it was an important and gratifying milestone nonetheless. For the year, total revenues rose 43 percent from $52.8 million in 2002 to a record $75.3 million. Our two marketed , OLUX® and Luxíq®, continue to set the standard for innovation, efficacy, and patient preference in the dermatology market. In early 2004, Connetics acquired Soriatane®, an oral medication for the treatment of severe psoriasis. This is an exciting and important addition to our product line.

The strong that underlie our fundamental business operations have helped us develop a company with a very bright future. We believe in delivering innovative and effective treatments to patients and in providing the highest level of service to our customers. We integrate quality and integrity into every aspect of our business, and execute our plans and activities in a rigorous and effective manner. We are passionate about what we do, and committed to the continuous pursuit of excellence. We appreciate our customers and the opportunity to develop innovative products, which improve the quality of patients' lives.

Our core growth strategies remain on track, in particular our 4-2-1 product development model. During 2003, we submitted two new drug applications (NDAs) to the FDA, one for Extina®, a potential new topical foam treatment for seborrheic dermatitis and the second for Actiza™, a potential new topical foam treatment for acne. We completed enrollment of our largest clinical program ever, two Phase III trials with over 2,200 patients for Velac® Gel, a first-in-class combination product for the treatment of acne. We also developed new product candidates to enter clinical development that incorporate a new proprietary foam delivery vehicle. This vehicle was developed to deliver cosmetically and functionally elegant therapies for patients with dry or cracked skin. Our pipeline is filled with solid development programs, ensuring we are strongly positioned to continue our sales growth.

I believe Connetics is stronger than ever before, and we remain focused on sustaining value creation for our customers and our shareholders. Our strength as an organization and our ability to serve the dermatology market is founded on our people, products and principles. With these, we have built a very solid foundation, and we are only getting started.

Thank you for your continued support.

THOMAS G. WIGGANS
PRESIDENT & CHIEF EXECUTIVE OFFICER
MARCH 2004



RECENT HIGHLIGHTS

In early 2004, Connetics acquired Soriatane®, an oral medication for the treatment of severe psoriasis

Achieved profitability and record product sales

Raised $90 million from an offering of 2.25% convertible notes

Completed three Phase III clinical trials and filed two NDAs

Branded our proprietary VersaFoam™ delivery system

Strengthened our board of directors with the addition of Andrew Eckert and Denise Gilbert, Ph.D., and expanded the executive team with the addition of Lincoln Krochmal, M.D., Executive Vice President, Research & Product Development and Mike Miller, Senior Vice President, Sales & Marketing and Chief Commercial Officer

Received marketing authorization for OLUX from the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom

People

Our greatest asset is our people. We have built our company on the resourcefulness, integrity, teamwork and excellence of our employees, who are passionate about and highly dedicated to what they do. This dedication drives a commitment that permeates throughout the company to create value for shareholders, dermatologists and patients.

A critical element of our team is our highly experienced, 75-person sales force. Committed to providing outstanding customer service to the dermatology community, our salesforce is highly rated in the dermatology market.

Being a successful company requires focus. That focus requires our leadership to provide clear and strategic direction, and our employees to implement tactical plans with precision. During the year, we added talented new employees and we also expanded our executive management team with the hiring of Lincoln Krochmal, M.D., as Executive Vice President, Research and Product Development and Mike Miller as Senior Vice President, Sales and Marketing and Chief Commercial Officer. We believe that hiring people with outstanding talent, integrity, experience and enthusiasm will provide the organizational effectiveness necessary to execute our strategies.

We also elected two new highly experienced board members who will help guide the company toward continued success, and our goal to be the premier dermatology company in the U.S.

MIKE MILLER
SENIOR VICE PRESIDENT,
SALES & MARKETING &
CHIEF COMMERCIAL OFFICER

LINCOLN KROCHMAL, M.D.
EXECUTIVE VICE PRESIDENT,
RESEARCH & PRODUCT DEVELOPMENT



Products

We continue to gain share in the $1 billion topical steroid market with record revenues for OLUX® and Luxíq®. Other highlights include submitting NDAs for Extina® and Actiza™ and completing enrollment for a new combination acne product, Velac® Gel. With Actiza and Velac Gel, we are poised to enter the $1 billion acne market. In March 2004, we acquired Soriatane®, an oral medication for severe psoriasis.

We formulated new steroid products offering potential clinical benefit along with cosmetic elegance in an emollient base. We plan to expand our current product line with emollient foams of OLUX and desonide. Desonide, a low-potency steroid, complements our range of offerings in the topical steroid market.

The VersaFoam™ proprietary drug delivery system strengthens our product branding. Versatile in its use, this unique topical drug delivery vehicle is compatible with other topical therapies, and has strong consumer appeal for both prescription and over-the-counter products.

Our emphasis remains on delivering outstanding efficacy in an elegant and convenient product line. With our solid product performance, expanding pipeline and innovative delivery vehicles, we see a bright future for major therapeutic advances and commercial success.


PRODUCT PIPELINE
FORMULATION
PHASE III DEVELOPMENT
NDA SUBMITTED
MARKETED
OLUX®
LUXÍQ®
SORIATANE®
EXTINA®
ACTIZA™
VELAC® GEL
OLUX® Emollient Foam
DESONIDE Emollient Foam

Principles

Our strength lies in our commitment to the effective execution of fundamentals, and our focus on our core strategies. We believe that an aligned organization is a powerful one, and alignment is only achieved through good communication, as well as trust and respect for our co-workers, collaborators and customers.

We are proud of our consistent record of goal attainment, but take nothing for granted and expect to work hard to continue our impressive record. By embracing the values of resourcefulness, integrity, teamwork and excellence, our company and our employees share a common commitment to provide dermatologists with innovative and highly effective products that improve the quality of patients' lives.

We pride ourselves on the relationships we have developed with the dermatology community and providing outstanding customer service throughout our company. We are dedicated to supporting research, education and dermatology professional societies. As part of this commitment, we support three academic training positions as well as various dermatology organizations. Groups we sponsor include the American Academy of Dermatology, the National Psoriasis Foundation, the Dermatology Foundation, the Skin Disease Education Foundation and the Foundation for Research and Education in Dermatology. We also provide sponsorship to Camp Wonder and Camp Discovery, medically staffed summer camps for children suffering from serious skin diseases.


OLUX
Luxíq
VersaFoam

"Luxíq was amazingly effective right from the beginning. I would say within a few days of using Luxíq, I saw an improvement in my condition."

CHUCK VINN, LUXÍQ USER,
PSORIASIS PATIENT FOR OVER 20 YEARS

"My doctor prescribed OLUX for my psoriasis because she thought I could stick with the treatment regimen. She was absolutely right. It is very convenient and I am able to stick to her instructions."

DAVE MICHELLE, OLUX USER,
PSORIASIS PATIENT FOR OVER 40 YEARS

Proxy Statement and
2003 Annual Report to Stockholders

connetics®

Connecting Science, Skin and Lives™

2003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

Connetics Corporation

connetics®

NOTICE OF 2004 ANNUAL MEETING OF STOCKHOLDERS

Date	Friday, May 7, 2004
Time	9:00 a.m. Pacific Time
Place	3290 West Bayshore Road, Palo Alto, California 94303
Items of Business	(1) To elect nine (9) directors to hold office until the next Annual Meeting and until their successors have been elected and qualified. (2) To ratify the appointment of Ernst & Young LLP as our independent auditors for the year ending December 31, 2004. (3) To consider and act upon such other business as may properly come before the meeting.
Record Date	Stockholders of record at the close of business on March 12, 2004 are entitled to vote at the meeting.
Annual Report	Connetics' 2003 annual report, which is not a part of the proxy soliciting material, is enclosed.
Proxy Voting	Your vote is important to us and to our business. You are encouraged to sign and return your proxy card, or use telephone or Internet voting before the meeting, so that your shares will be represented and voted at the meeting even if you cannot attend. You can revoke a proxy at any time before it is exercised at the meeting by following the instructions in the accompanying proxy statement. YOUR SHARES CANNOT BE VOTED UNLESS YOU VOTE YOUR PROXY OR ATTEND THE ANNUAL MEETING IN PERSON.

By Order of the Board of Directors

Katrina J. Church
Executive Vice President, Legal Affairs and Corporate Secretary

Palo Alto, California
April 6, 2004

Proxy

TABLE OF CONTENTS

	Page
General Information About the Meeting	1
What is the purpose of the annual meeting?	1
What is a proxy?	1
If I give my proxy can I change my vote?	1
Who is entitled to vote?	1
How do I vote?	2
What do I do if my shares are held in "street name" by my broker?	2
What constitutes a quorum?	2
What does the Board recommend?	2
What vote is required to approve each proposal?	2
What if I do not specify a choice when I return my proxy?	2
Matters to be Acted Upon	3
Proposal 1 — Election of Directors	3
Proposal 2 — Ratification of Selection of Independent Auditors	5
Other Business	6
Stock Ownership	7
Section 16(a) Beneficial Ownership Reporting Compliance	9
Corporate Governance	9
Our Commitment to Good Corporate Governance	9
Management Executive Committee	9
Board Meetings and Committees	10
Compensation Committee Interlocks and Insider Participation	13
Report of the Compensation Committee on Executive Compensation	13
Stock Performance Graph	16
Executive Compensation and Related Information	17
Option Information	18
Certain Relationships and Related Transactions	19
Report of the Audit Committee	20
Audit and Other Fees	21
Additional Information	22
Who pays for solicitation of proxies?	22
Can the solicitation costs be reduced?	22
Householding	22
Advance Notice Procedures and Stockholder Proposals and Nominations for our 2005 Annual Meeting	22
Annual Report	23
Appendix A — Audit Committee Charter	A-1
Appendix B — Governance and Nominating Committee Charter	B-1

CONNETICS CORPORATION
3290 West Bayshore Road
Palo Alto, California 94303

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 7, 2004

Our Board of Directors is soliciting proxies on its behalf to be voted at the Annual Meeting of Stockholders to be held on Friday, May 7, 2004, beginning at 9:00 a.m. local time, at 3290 West Bayshore Road, Palo Alto, California 94303. The proxies may also be voted at any postponements or adjournments of that meeting. Our Board of Directors requests that you allow the proxies named in the proxy card to represent your shares at the Annual Meeting, and at any adjournment or postponement of the Annual Meeting. All properly executed written proxies, and all properly completed proxies submitted by telephone or by the Internet, that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the meeting.

GENERAL INFORMATION ABOUT THE MEETING

What is the purpose of the Annual Meeting?

The accompanying Notice of Annual Meeting of Stockholders summarizes the specific proposals to be considered and acted upon at the meeting. Each proposal is described in more detail in this proxy statement.

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy, or a proxy card. You may give your proxy to vote for all, some, or none of our director nominees. You may also vote for or against the other proposals or abstain from voting. If you sign and return the enclosed proxy card but do not specify how to vote, we will vote your shares in favor of our director nominees and in favor of the ratification of the appointment of Ernst & Young LLP as our independent auditors. If any other business properly comes before the stockholders for a vote at the meeting, your shares will be voted according to the discretion of the holders of the proxy.

If I give my proxy can I change my vote?

Yes. Even after you have submitted your proxy, you may revoke or change your vote at any time before it is voted by submitting a new proxy with a later date (including an Internet or telephone vote), by voting in person at the meeting, or by notifying our Corporate Secretary in writing at 3290 West Bayshore Road, Palo Alto, California 94303 before the meeting. It is important that all stockholders be represented at the Annual Meeting. Therefore, to assure your representation whether or not you plan to attend the meeting, please vote your proxy following the instructions on the proxy card. If you decide to attend the Annual Meeting and wish to vote in person, please notify the Corporate Secretary before the meeting begins.

Who is entitled to vote?

We are first mailing these proxy materials on or about April 6, 2004 to all stockholders entitled to vote at the meeting. You are entitled to vote at the Annual Meeting if our stockholder records on March 12, 2004 (the record date) show that you owned Connetics common stock as of the close of business on that date. Each share is entitled to one vote for each matter properly brought before the meeting. The enclosed proxy card shows the number of shares you are entitled to vote. As of the close of business on the record date, we had 180 stockholders of record.

How do I vote?

Most stockholders have a choice of voting over the Internet, by telephone, or by using a written proxy card. Please refer to your proxy card and other enclosures to see which options are available to you. The method by which you vote will not limit your right to vote at the Annual Meeting if you later decide to attend in person. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for eligible stockholders of record will close at 11:59 p.m. Eastern Time on May 6, 2004.

What do I do if my shares are held in "street name" by my broker?

If you hold stock in "street name," meaning they are held in the name of your broker or bank, and you wish to vote at the meeting, you will need to obtain a proxy form from the institution that holds your shares.

What constitutes a quorum?

To transact business at the meeting, there must be a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. As of March 12, 2004, there were 35,202,574 shares of common stock outstanding and entitled to vote. Thus, the presence of the holders of common stock representing at least 17,601,288 shares will be required to establish a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the meeting for purposes of establishing a quorum.

What does the Board recommend?

The Board of Directors recommends that you vote **"FOR"** election of the nominated slate of directors (Proposal 1) and **"FOR"** ratification of the appointment of the independent auditors (Proposal 2).

What vote is required to approve each proposal?

All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy card, the shares will be voted as you specified. A properly executed proxy marked "ABSTAIN" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum.

Election of Directors. A **"FOR"** vote by a plurality of the votes of the shares present at the meeting, in person or by proxy, and entitled to vote is required for the election of directors. This means that the nine director nominees receiving the highest number of **"FOR"** votes will be elected to fill the seats on the Board. A properly executed proxy marked "WITHHOLD" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether a quorum is present for the transaction of business at the meeting, but it will have no other legal effect upon election of directors.

Ratification of Selection of Independent Auditors. Approval of the proposal to ratify the selection of Ernst & Young LLP as our independent auditors requires the affirmative vote of the holders of a majority of shares present at the meeting, in person or by proxy, and entitled to vote. If you abstain from voting, the abstention will have the same effect as a vote against the proposal.

What if I do not specify a choice when I return my proxy?

You should specify your choice for each matter on the proxy card. If you do not give specific instructions, your signed proxy will be voted **"FOR"** each director nominee and **"FOR"** proposal 2 and, in the proxy holders' discretion, as to other matters that may properly come before the meeting. If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the shares necessary for approval. This is referred to as a "broker non-vote." Shares represented by broker non-votes will, however, be counted in determining whether there is a quorum.

Proxy

MATTERS TO BE ACTED UPON

PROPOSAL NO. 1
ELECTION OF DIRECTORS

At the meeting, the stockholders will elect nine directors to serve until the next Annual Meeting and until their successors are elected and qualified, or until they die, resign, or are removed from office. We will vote all proxies we receive **FOR** the nominees listed below unless the proxy includes written instructions otherwise. If any nominee is unable to or declines to serve as a director at the time of the meeting, we will vote the proxies for an additional nominee whom the current Board of Directors will designate to fill the vacancy. As of the date of this proxy statement, we are not aware of any nominee who is unable or will decline to serve as director.

All of the nine nominees are currently directors of Connetics. Alternatively, in any such situation, the Board of Directors may take action to fix the number of directors for the next year at the number of nominees who are then able to serve. Proxies would then be voted for the election of those nominees, except to the extent that authority to vote is withheld. The term of office of each person elected as a director will continue until the next Annual Meeting or until his or her successor has been elected and qualified.

Directors Standing for Election

The names of the nominees and certain information about them, including their ages and principal occupations, are set forth below:

ALEXANDER E. BARKAS, PH.D. — **Director Since 1993**

Dr. Barkas, 56, has been a Managing Director of Prospect Venture Partners, a venture capital investment firm, since June 1997. He was previously a partner with Kleiner Perkins Caufield & Byers, a venture capital investment firm, from September 1991 to June 1997. Dr. Barkas served as our Chairman of the Board of Directors from January 1994 to October 1995, and as our Chief Executive Officer from January 1994 to August 1994. Dr. Barkas serves as Chairman of the Board of Directors of Geron Corporation and of Tercica, Inc., and as a director of several private medical technology companies. Dr. Barkas holds a B.A. degree from Brandeis University and a Ph.D. from New York University.

EUGENE A. BAUER, M.D. — **Director from 1993 — 1995 and Since 1996**

Dr. Bauer, 61, is a Senior Client Partner with Korn/Ferry International. He served as Vice President for the Stanford University Medical Center from 1997 to 2001, and as Dean of the Stanford University School of Medicine from 1995 through 2001. Dr. Bauer was a founder of Connetics. Since 1988 he has been Professor, Department of Dermatology, Stanford University School of Medicine, and was Chief of the Dermatology Service at Stanford University Hospital from 1988 to 1995. From 1982 to 1988, he was a professor at Washington University School of Medicine. He has served as Chairman of two National Institutes of Health study sections of the National Institute of Arthritis and Musculoskeletal and Skin Diseases and has served on a board of scientific counselors for the National Cancer Institute. Dr. Bauer also serves as a director of three private companies. Dr. Bauer holds B.S. and M.D. degrees from Northwestern University.

R. Andrew Eckert **Director Since 2002**

Mr. Eckert, 42, is the President and Chief Executive Officer and a director of Docent, Inc. He joined Docent in December 2001 as Chief Operating Officer and President, and was promoted to Chief Executive Officer in April 2002. Mr. Eckert has been a director of Docent since May 2002. From 1990 to 2001, Mr. Eckert held numerous executive and director positions at ADAC Laboratories, a medical products company, including Chief Executive Officer from 1997 to 2001. Mr. Eckert was a director of ADAC from 1996 to 2001, and served as Chairman of the Board from 1999 until 2001. Prior to joining ADAC, Mr. Eckert worked in the venture capital and investment banking industries with Summit Partners and Goldman Sachs, respectively. Mr. Eckert holds a B.S. degree in industrial engineering from Stanford University and an M.B.A. from Stanford University.

Denise M. Gilbert, Ph.D. **Director Since May 2003**

Dr. Gilbert, 46, is an independent consultant and strategic advisor to life science companies. Previously, from 2001 to 2002, she served as Chief Executive Officer of Entigen Corporation, a private life science information technology company. From 1995 to 1999, Dr. Gilbert served as Chief Financial Officer and Executive Vice President of Incyte Pharmaceuticals (now Incyte Genomics), and from 1993 to 1995 she was Chief Financial Officer and Executive Vice President of Affymax. From 1986 through 1993, Dr. Gilbert was a Managing Director and senior biotechnology analyst at Smith Barney Harris & Upham, and Vice President and biotechnology analyst at Montgomery Securities. Dr. Gilbert is also a director of a private life science company. Dr. Gilbert holds a B.A. from Cornell University and a Ph.D. in Cell and Developmental Biology from Harvard University.

John C. Kane **Director Since 1997**

Mr. Kane, 64, was President and Chief Operating Officer of Cardinal Health, Inc., a healthcare services provider, from March 1993 until his retirement in December 2000. Prior to joining Cardinal, Mr. Kane served in various operational and management positions at Abbott Laboratories for 19 years, most recently as President of Ross Laboratories Division. Mr. Kane is also a director of Tenet Healthcare and two private companies. Mr. Kane holds a B.S. from West Chester University.

Thomas D. Kiley **Director Since 1993**

Mr. Kiley, 60, has been self-employed since 1988 as an attorney, consultant and investor. From 1980 to 1988, he was an officer of Genentech, serving variously as Vice President and General Counsel, Vice President for Legal Affairs and Vice President for Corporate Development. From 1969 to 1980, he was with the law firm of Lyon & Lyon, where he was a partner from 1975 to 1980. Mr. Kiley is also a director of Geron Corporation and of three private biotechnology companies. Mr. Kiley holds a B.S. in Chemical Engineering from Pennsylvania State University and a J.D. from George Washington University.

Leon E. Panetta **Director Since 2000**

Mr. Panetta, 65, is the Director along with his wife Sylvia of the Panetta Institute for Public Policy at California State University, Monterey Bay and is a member of the international advisory board of Fleishman-Hillard. From 1994 to 1997, he served as White House Chief of Staff. Before his appointment as White House Chief of Staff, Mr. Panetta served as Director of the White House Office of Management and Budget, having been confirmed by the Senate for that job on January 21, 1993. Prior to 1993, Mr. Panetta was a member of the U.S. House of Representatives for eight full terms. Mr. Panetta is also a director of Zenith Insurance Company and several private companies and not-for-profit organizations. Mr. Panetta holds a B.A. from Santa Clara University, and a J.D. from Santa Clara University Law School.

G. KIRK RAAB **Director Since 1995**

Mr. Raab, 68, was the President, Chief Executive Officer and a director of Genentech, Inc. from January 1990 to July 1995, and President, Chief Operating Officer and a director of Genentech from 1985 to January 1990. Prior to joining Genentech in 1985, Mr. Raab was President, Chief Operating Officer, and a director of Abbott Laboratories, and before that, held executive positions with Beecham Group, A.H. Robins and Pfizer, Inc. He is also Chairman of Applied Imaging Inc. and of two private companies. Mr. Raab is a Trustee Emeritus of Colgate University, an honorary fellow of Exeter College, and a member of the Chancellor's Court of Oxford University, England. Mr. Raab holds an A.B. degree from Colgate University.

THOMAS G. WIGGANS **Director Since 1994**

Mr. Wiggans, 52, has served as President, Chief Executive Officer and as a director of Connetics since July 1994. From February 1992 to April 1994, Mr. Wiggans served as President and Chief Operating Officer of CytoTherapeutics, a biotechnology company. From 1980 to February 1992, Mr. Wiggans served in various positions at Ares-Serono Group, a pharmaceutical company, including President of its U.S. pharmaceutical operations and Managing Director of its U.K. pharmaceutical operations. From 1976 to 1980 he held various sales and marketing positions with Eli Lilly & Co., a pharmaceutical company. He is currently a director of Abgenix Corporation, the Biotechnology Industry Organization (BIO), and a member of its Executive Committee, and its Emerging Company Section. He is also Chairman of the Biotechnology Institute, a non-profit educational organization. He is also a director of two private biotechnology companies. Mr. Wiggans holds a B.S. in Pharmacy from the University of Kansas and an M.B.A. from Southern Methodist University.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ernst & Young LLP has served as our independent auditors for several years. The Audit Committee of the Board of Directors has appointed Ernst & Young LLP to continue in this capacity for the fiscal year ending December 31, 2004, subject to ratification of the appointment by the stockholders. A representative of Ernst & Young LLP is expected to be present at the meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions from the stockholders.

We are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent auditors. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of Ernst & Young LLP for ratification as a matter of good corporate practice. Even if the selection is ratified, our Audit Committee may in its discretion select a different registered public accounting firm at any time during the year if the Committee determines that such a change would be in the best interests of Connetics and our stockholders.

Required Vote

Approval of the proposal to ratify the selection of Ernst & Young LLP as our independent auditors requires the affirmative vote of the holders of a majority of shares present at the meeting, in person or by proxy, and entitled to vote. If you abstain from voting, the abstention has the same effect as a vote against the proposal.

Recommendation of the Board of Directors

The Board of Directors recommends a vote **FOR** the ratification of the selection of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2004. If the stockholders do not ratify the appointment, the Audit Committee of the Board of Directors will reconsider its selection.

OTHER BUSINESS

We do not intend to present any business at the Annual Meeting that we have not described in this proxy statement. The enclosed proxy form confers discretionary authority upon the persons designated to vote the shares represented by the proxy, to vote such shares in accordance with their best judgment with respect to all matters that may come before the meeting in addition to the scheduled items of business. Examples of such matters are any stockholder proposals omitted from the proxy statement pursuant to the rules of the Securities and Exchange Commission, or SEC, and matters incident to the conduct of the meeting. As of March 12, 2004, we were not aware of any other matter that may properly be presented for action at the meeting, but the enclosed proxy confers the same discretionary authority with respect to any such other matter.

STOCK OWNERSHIP

Who are the largest owners of Connetics stock, and how much stock do our directors and officers own?

The following table sets forth certain information we know with respect to the beneficial ownership of our common stock as of March 12, 2004 by (a) all persons who are beneficial owners of more than five percent of our common stock, (b) each director and nominee, (c) each of our executive officers named in the Summary Compensation Table below, and (d) all director nominees, current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Percentage ownership is based on 35,202,574 shares of common stock outstanding at March 12, 2004. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, we believe based on information furnished by them that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name	Number Of Shares	Percentage of Shares Outstanding	Footnote(s)
FMR Corp Edward C. Johnson 3d Abigail P. Johnson 82 Devonshire Street Boston, Massachusetts 02109	4,040,772	10.3%	(1)
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	3,454,082	8.9%	(2)
Highbridge International LLC 9 West 57th Street, 27th Floor New York, New York 10019	2,225,718	6.2%	(3)
Barclays Global Investors NA Barclays Global Fund Advisors Barclays Bank PLC 45 Fremont Street San Francisco, California 94105	1,990,647	5.4%	(4)
Thomas G. Wiggans	926,586	2.6%	(5)
G. Kirk Raab	584,665	1.6%	(6)
Alexander E. Barkas, Ph.D.	473,170	1.3%	(7)
John L. Higgins	359,652	1.0%	(8)
C. Gregory Vontz	346,780	*	(9)
Thomas D. Kiley	210,976	*	(10)
Katrina J. Church	189,843	*	(11)
Eugene A. Bauer, M.D.	150,406	*	(12)
John C. Kane	104,939	*	(13)
Michael P. Miller	63,441	*	(14)
Leon E. Panetta	63,264	*	(15)
R. Andrew Eckert	8,611	*	(16)
Denise M. Gilbert, Ph.D.	1,111	*	—
All directors and executive officers as a group (27 persons)	4,144,315	10.9%	(17)

* Less than 1%.

(1) As reported on a Schedule 13G/A filed with the SEC on or about February 10, 2004. Represents 4,040,772 shares held by FMR Corp and as to which FMR Corp, Edward C. Johnson 3d and Abigail P. Johnson have shared dispositive power with the beneficial owners, and 974,900 shares

as to which FMR Corp has sole voting power. Includes 70,058 shares of common stock issuable upon the assumed conversion of $1.5 million principal amount of our 2.25% convertible senior notes due May 30, 2008. The notes are convertible at any time at the option of the holder at a conversion rate of 46.705 shares of common stock per $1,000 principal amount of notes, subject to adjustment in certain circumstances.

(2) As reported on a Schedule 13G/A filed with the SEC on or about February 11, 2004. Represents 3,454,082 shares as to which Wellington Management Company, LLP has shared dispositive power, and 2,891,582 shares as to which Wellington Management Company, LLP has shared voting power, with the unnamed beneficial owners, who are clients of Wellington Management Company, LLP.

(3) As reported to Connetics on March 15, 2004. Includes 875,718 shares of common stock issuable upon the assumed conversion of $18,750,000 principal amount of our 2.25% convertible senior notes due May 30, 2008 held by Highbridge International LLC. The notes are convertible at any time at the option of the holder at a conversion rate of 46.705 shares of common stock per $1,000 principal amount of notes, subject to adjustment in certain circumstances. Highbridge Capital Management, LLC has voting control and investment discretion over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(4) As reported on a Schedule 13G/A filed with the SEC on or about February 17, 2004 by Barclays Global Investors, N.A. and a group of affiliated entities. According to the Schedule 13G/A, the following entities have sole voting and dispositive power with respect to an aggregate of 1,990,647 shares held in trust accounts for the economic benefit of the beneficiaries of those accounts: Barclays Global Investors, NA (1,140,930 shares); Barclays Global Fund Advisors (257,734 shares); and Barclays Bank PLC (350,311 shares).

(5) Mr. Wiggans' total includes options to purchase 731,314 shares of common stock that will be exercisable on or before May 12, 2004. Also includes 10,490 shares held by Mr. Wiggans' wife, and 14,986 shares held in trust for Mr. Wiggans' children. Mr. Wiggans disclaims beneficial ownership of the shares held in trust.

(6) Mr. Raab's total includes options to purchase 566,825 shares of common stock that will be exercisable on or before May 12, 2004.

(7) Dr. Barkas' total includes options to purchase 55,000 shares of common stock that will be exercisable on or before May 12, 2004. Also includes 25,985 shares of common stock owned by Dr. Barkas' wife.

(8) Mr. Higgins' total includes options to purchase 299,354 shares of common stock that will be exercisable on or before May 12, 2004. Also includes 250 shares of common stock held by Mr. Higgins' wife.

(9) Mr. Vontz's total includes options to purchase 324,998 shares of common stock that will be exercisable on or before May 12, 2004.

(10) Mr. Kiley's total includes options to purchase 32,500 shares of common stock that will be exercisable on or before May 12, 2004. Also includes 167,365 shares held in the Thomas D. and Nancy L.M. Kiley Revocable Trust under Agreement dated August 7, 1981, and 10,000 shares held in The Kiley Family Partnership of which Mr. Kiley is a trustee, and as to 7,500 of which Mr. Kiley disclaims beneficial ownership.

(11) Ms. Church's total includes options to purchase 176,092 shares of common stock that will be exercisable on or before May 12, 2004.

(12) Dr. Bauer's total includes options to purchase 100,000 shares of common stock that will be exercisable on or before May 12, 2004. Also includes 300 shares held in trust for Dr. Bauer's grandchildren. Dr. Bauer disclaims beneficial ownership of the 300 shares held in trust for his grandchildren.

(13) Mr. Kane's total includes options to purchase 77,500 shares of common stock that will be exercisable on or before May 12, 2004.

(14) Mr. Miller's total includes options to purchase 62,499 shares of common stock that will be exercisable on or before May 12, 2004.

(15) Mr. Panetta's total includes options to purchase 55,000 shares of common stock that will be exercisable on or before May 12, 2004.

(16) Mr. Eckert's total includes options to purchase 7,500 shares of common stock that will be exercisable on or before May 12, 2004.

(17) See footnotes 5 through 16. The total includes options and warrants to purchase an aggregate of 3,064,210 shares of common stock that will be exercisable on or before May 12, 2004 by all of the executive officers and directors as a group.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and any person who beneficially owns more than 10% of our common stock, to file reports of their holdings and transactions in Connetics stock with the SEC. Based on our records and other information, including a review of the copies of those reports furnished to us and written representations that no other reports were required to be filed, we believe that all of our directors and executive officers complied with the filing requirements under Section 16(a) for the year ended December 31, 2003. Based solely on a review of copies of reports furnished to us, we believe that all filing requirements under Section 16(a) applicable to beneficial owners of more than 10% of our common stock for the year ended December 31, 2003 were complied with on a timely basis.

CORPORATE GOVERNANCE

Our Commitment to Good Corporate Governance

We believe that good corporate governance and an environment of the highest ethical standards are important for Connetics, to achieve business success and to create value for our stockholders. During the past year we have reviewed our corporate governance practices in view of the Sarbanes-Oxley Act of 2002, new final and proposed rules of the SEC and Nasdaq listing rules. We have also compared our governance practices against those identified as best practices by various authorities and other public companies. As a result, we have implemented several new procedures and strengthened several existing procedures.

Management Executive Committee

The management Executive Committee has responsibility for the overall direction, strategy and operations of Connetics, including, among other things, corporate financial performance, commercial performance, research, development and product operations performance, and employee development performance. The eight members of the management Executive Committee hold the following positions at Connetics:

- President and Chief Executive Officer,
- Executive Vice President and Chief Operating Officer,
- Executive Vice President and Chief Financial Officer,
- Executive Vice President, General Counsel and Secretary,
- Executive Vice President, Research and Product Development.
- Senior Vice President, Human Resources and Organizational Dynamics,
- Senior Vice President, Technical Operations, and
- Senior Vice President and Chief Commercial Officer.

Board Meetings and Committees

While Connetics' executives are responsible for its daily operations, the Board manages Connetics and its corporate resources. The Board is also responsible for establishing broad corporate policies and for overseeing the overall performance of Connetics and management. The Board reviews significant developments affecting Connetics and acts on matters requiring Board approval, and reviews our corporate governance policies and practices. This review includes comparison of our current policies and practices to those mandated by legislation and regulation, including the Sarbanes-Oxley Act of 2002, regulations proposed or adopted by the SEC, and proposed amendments to the Nasdaq listing standards. This review also includes assessment of policies and practices suggested by other groups active in corporate governance. Connetics already complies with all of the mandated and many of the suggested changes in corporate governance. For example:

- Good corporate governance requires that a majority of the Board consist of members who are independent. There are different measures of director independence — independence under Nasdaq rules, under Section 16 of the Exchange Act and under Section 162(m) of the Internal Revenue Code of 1986. Our Board has determined that we have a majority of independent directors on our Board.
- The Audit Committee approves all audit and non-audit work performed by our independent auditors.
- Each of the Board Committees is composed exclusively of independent directors.

The Board will adopt changes as appropriate to comply with the Sarbanes-Oxley Act of 2002, other applicable regulations and other policies and practices that the Board believes are best for Connetics and our stockholders.

How often did the Board meet during 2003?

Our Board of Directors held five regular meetings during the year ended December 31, 2003. All current directors attended at least 75% of the total meetings of the Board and the Board Committees of which they were members during 2003, except Mr. Panetta who attended three of the five board meetings. All of the current directors attended the 2003 Annual Meeting of Stockholders. We have no policy requiring directors to attend the Annual Meeting.

Who are the members of the Board?

The following chart details the members of the Board of Directors, the committees of the Board on which they serve, and the number of meetings held during 2003.

Director	Compensation Committee	Audit Committee	Governance and Nominating Committee
Alexander E. Barkas, Ph.D. *		X	
Eugene A. Bauer, M.D. *	X		X
R. Andrew Eckert *	X		
Denise M. Gilbert, Ph.D. *		CHAIR	
John C. Kane *	CHAIR		X
Thomas D. Kiley *		X	
Leon E. Panetta *			CHAIR
G. Kirk Raab			
Thomas G. Wiggans			
Number of Meetings	4	11	1

* *Our Board has determined that each of these directors is independent.*

What is the role of the Board's committees?

The standing committees of the Board are the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee.

Compensation Committee. The Compensation Committee of our Board of Directors has overall responsibility for evaluating and approving the compensation and benefits for our executive officers, and administering our stock purchase and stock option plans. The Compensation Committee is composed of Mr. Kane, Mr. Eckert, and Dr. Bauer, all of whom are independent within the meaning of the Nasdaq listing standards. The charter of the Compensation Committee is available on our corporate website at *http://governance.connetics.com.*

Audit Committee. The Audit Committee of our Board of Directors reviews the results and scope of the audit and other services provided by our independent auditors. The Audit Committee is composed of Dr. Gilbert, Dr. Barkas, and Mr. Kiley, all of whom are independent directors within the meaning of the Nasdaq listing standards. Dr. Gilbert serves as the chair of the Audit Committee, and is the "audit committee financial expert" as that term is defined by the SEC. The charter of the Audit Committee is attached to this proxy statement as Appendix A and is available on our corporate website at *http://governance.connetics.com.*

Governance and Nominating Committee. The Governance and Nominating Committee of our Board of Directors oversees management of the Company in its compliance with laws, regulations, and policies relating to corporate governance, and evaluates and recommends to the Board qualified candidates for nomination to serve on our Board. The Governance Committee will also consider director nominees recommended by stockholders. Beginning in May 2003, the Governance Committee was composed of Mr. Panetta, Mr. Kane and Dr. Bauer, all of whom are independent directors within the meaning of the Nasdaq listing standards. For the first five months of 2003, the Governance Committee was composed of Dr. Bauer, Mr. Raab and Mr. Wiggans. The charter of the Governance and Nominating Committee is attached to this proxy statement as Appendix B and is available on our corporate website at *http://governance.connetics.com.*

How does the Board select nominees for the Board?

The Governance and Nominating Committee considers candidates for Board membership suggested by its members, other Board members, management, and stockholders. A stockholder who wishes to recommend a prospective nominee for consideration by the Governance and Nominating Committee must comply with the provisions of Connetics' policy on stockholder nominations as described below under "How does Connetics handle stockholder nominations of directors?" Once the Governance and Nominating Committee has identified a prospective nominee, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expanding the size or change the composition of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors set forth by the Committee. The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee and others as appropriate will interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee will make a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board will determine the nominees after considering the recommendation and report of the Committee.

Candidate recommendations received from stockholders are evaluated in the same manner as recommendations received from other sources.

How does Connetics handle stockholder nominations of directors?

A stockholder who wishes to recommend a prospective nominee for consideration by the Governance and Nominating Committee for election as a director for our Annual Meeting of Stockholders to be held in 2005 must notify our Corporate Secretary or any member of the Governance and Nominating Committee in writing at 3290 West Bayshore Road, Palo Alto, California 94303. The submission must be received by the Corporate Secretary or Committee member on or after December 7, 2004 but no later than January 6, 2005. The submission must include (a) the information relating to the candidate that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934, together with an appropriate consent of the candidate, (b) the name and address of the stockholder making the submission and the number of shares of Connetics' common stock which that stockholder owns beneficially and of record, (c) a description of all arrangements or understandings (whether written or oral) between the stockholder and the candidate, or any other person or entity regarding the candidate (identifying the person or persons), and (d) appropriate biographical information and a statement as to the qualifications of the candidate.

How are directors compensated?

Cash Compensation. For 2003, we paid non-employee directors an annual retainer of $30,000 when they were elected or re-elected to the Board, of which $10,000 is payable in cash and the balance is payable, at the director's election, in cash, Connetics common stock, or an option to purchase our stock. We pay each director $2,000 for each Board meeting attended in person or $500 for each Board meeting attended by telephone. In addition, we pay each committee chair an annual retainer of $2,500, and we pay committee members $1,000 for each committee meeting attended in person or $250 for each such committee meeting attended by telephone. We reimburse directors for out-of-pocket expenses they incur in connection with attending Board meetings.

Stock Options. Non-employee directors automatically receive options to purchase shares of our common stock pursuant to the terms of our 1995 Directors' Stock Option Plan. The initial option to purchase 30,000 shares of common stock (the "First Option") is granted on the date on which the optionee first becomes a director. In each year that the director is re-elected, the director receives an option to purchase 15,000 shares of common stock (a "Subsequent Option") if, on such date, the director has served on our Board of Directors for at least six months.

The First Option is exercisable in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. Each Subsequent Option is exercisable in full on the first anniversary of the date of grant of that Subsequent Option. The exercise price of all stock options granted under the Directors' Stock Option Plan is equal to the fair market value of our common stock on the date of grant.

Consulting Agreements. We have a consulting agreement with Mr. Raab pursuant to which we pay him in addition to the compensation he receives as a director of Connetics. For more information regarding Mr. Raab's consulting agreement, see "Certain Relationships and Related Transactions," below.

How do stockholders communicate with the Board?

Stockholders and other parties interested in communicating directly with the non-management directors as a group may do so by writing to them c/o the Corporate Secretary at 3290 West Bayshore Road, Palo Alto, California 94303. Depending on the subject matter, our management will forward the communication directly to the director or group of directors to whom it is addressed, or attempt to handle the inquiry directly, for example, where the request is for information about Connetics or a stock matter, or where the communication is primarily commercial in nature. At each Board meeting, a member of management will present a summary of all communications received since the last meeting and will make those communications available to the directors on request. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of Connetics' finance department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Does Connetics have a Code of Ethics?

Yes. We have adopted a *Code of Professional Conduct* which is applicable to all Connetics employees, including the principal executive, financial and accounting officers. We also have adopted a separate *Code of Professional Conduct for Board of Directors, Chief Executive Officer and Senior Financial Officers*. Both documents are available on our website at *http://governance.connetics.com*. We intend to post amendments to or waivers from the Codes of Conduct (to the extent applicable to our directors, CEO, principal financial officer or principal accounting officer) at this location on our website.

Compensation Committee Interlocks And Insider Participation

Dr. Bauer, Mr. Eckert and Mr. Kane are members of the Compensation Committee. None of these individuals was at any time during the year ended December 31, 2003 or at any other time an officer or employee of Connetics. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee..

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The following Report of the Compensation Committee and the performance graph included elsewhere in this proxy statement do not constitute soliciting material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate this Report or the performance graph by reference in such filings.

What is the role of the Compensation Committee in establishing compensation?

The Compensation Committee of the Board of Directors has general responsibility for establishing the compensation payable to our executive officers and has the sole and exclusive authority to administer our stock option plans under which grants may be made to such individuals. The overall goal of the Committee is to develop executive compensation policies and practices that are consistent with and linked to Connetics' strategic business objectives. The charter of the Compensation Committee is available on our corporate website at *http://governance.connetics.com*. In carrying out its responsibilities, the Compensation Committee is authorized to engage outside advisors to consult with it as the Committee deems appropriate.

What is our philosophy of executive officer compensation?

Our compensation policy is designed to attract, motivate and retain the highly talented individuals Connetics needs to be a market leader in its competitive industry. Our compensation program is designed to balance short and long-term financial objectives, build stockholder value, and provide incentives for individual and corporate performance. We review compensation survey data from independent sources to ensure that our total compensation program is competitive, and compensation is structured to cumulatively provide a level of total compensation in the top quartile of the range of total compensation offered by our comparator group. The summary below describes in more detail the factors that the Compensation Committee considers in establishing each of the three primary components of the compensation package provided the executive officers.

The principles outlined below influence our compensation program, which consists of three key elements:

- a base salary,
- a performance-based cash bonus, and
- periodic grants of stock options, primarily to provide incentives for long-term performance.

We believe that individual compensation should be tied to individual performance and to the company's financial performance, so that when the company's performance is better than our objectives, individuals should be paid more, and when the company's performance does not meet our objectives, any incentive award payment will be at the discretion of the Compensation Committee. We also believe that the proportion of an individual's total compensation that is "at risk" - in the form of a bonus that takes into account both individual and company performance objectives — should increase as the individual's business responsibilities increase. As employees progress to higher levels in the organization, an increasing proportion of their pay is linked to company performance.

How were base salaries for 2003 determined for executive officers?

The purpose of base salary is to create a secure base of cash compensation for executive officers that is competitive with the market for national talent. The Committee exercises its discretion in making salary decisions and relies to a large extent on the Chief Executive Officer's evaluations of individual executive officer performance, taking into account such factors as competitive survey data, level of experience, position and responsibility, a subjective assessment of the nature of the position and the contribution and experience of the officer, and the length of the officer's service. Company performance does not play a significant role in the determination of base salary. Salary increases for executive officers do not follow a preset schedule or formula. Base salary provides an income level that is sufficient to minimize day-to-day distractions of executives from their focus on long-term business growth. However, base pay levels are not intended to be the vehicle for significant long-term capital and wealth accumulation for executives. The 2003 salaries of the most highly compensated officers of Connetics are shown in the Summary Compensation Table on page 16 of this proxy statement. For 2003, based on the criteria outlined above, the Committee determined not to increase any officer salaries.

How were bonuses and stock compensation for 2003 determined for executive officers?

Cash Bonus. We designed the annual cash bonus component of incentive compensation to align officer pay with the short term (annual) performance of Connetics. Target annual incentives are established at the beginning of the year. The actual awards at the end of the year are tied to individual success in achieving designated individual goals and our success in achieving specific company-wide goals, as determined by the Committee at the end of the year. The actual award may be greater or less than the target annual award, and below a threshold level of performance, no awards may be granted. At the end of each year, we establish a company-wide bonus pool to be divided among all bonus-eligible employees. The size of the bonus pool is based upon an assessment of overall company performance as compared to budgeted fiscal year performance and the extent to which Connetics achieved its overall goals for the fiscal year. Once the overall bonus pool is approved, senior management makes individual bonus recommendations to the Chief Executive Officer, within the limits of the pool, for eligible employees based upon an evaluation of their individual performance and contribution to Connetics' overall performance. The Compensation Committee approves the bonuses for the officers named in the Summary Compensation Table (the "Named Officers"). Cash bonuses awarded to the Named Officers in 2004 based on 2003 performance are reflected in the Summary Compensation Table.

Stock Options. We provide all Connetics employees with several ways to become stockholders. We make an initial stock option grant to every employee at the time of hire, in an amount based on guidelines set by the Committee, and we have two programs that are intended to increase employee stock ownership: (a) stock option plans under which we make discretionary stock option grants to employees, and (b) an employee stock purchase plan that enables employees to buy Connetics stock at a discount through payroll deductions.

The purpose of stock options is to provide equity compensation whose value is at-risk: the value of the compensation is tied to Connetics' stock price and the creation of stockholder value. In particular, we use stock options to provide executives with incentives to maximize long-term stockholder values. Stock options only have value if the stock price appreciates in value from the date the options are granted. Stock option awards are based on business and individual performance with high up-side award opportunity for high performance and no award opportunity for low performance.

The factors we consider in making periodic option grants include individual performance and potential, history of past grants (including percentage of unvested options), time in current job, level of or significant changes in responsibility, and internal comparability considerations. These subjective criteria are used as guidelines, and the timing and size of any option grant will vary as the Committee believes the circumstances warrant. The actual stock-option grant amount for Named Officers is determined by both individual and company performance. Mr. Wiggans typically recommends the number of options for each annual grant (other than for himself), generally within the target range associated with the individual's position and salary level. The Named Officers received aggregate option awards of 705,000 shares in 2003, or 40% of options awarded to all employees. Option grants during 2003 to the Named Officers are reflected in the table captioned "Option Grants in 2003," below.

How is the Chief Executive Officer compensated?

The Committee applies its overall compensation philosophy in setting the compensation payable during 2003 to our Chief Executive Officer, Thomas G. Wiggans. The Compensation Committee reviewed Mr. Wiggans' compensation relative to industry comparables and his performance over the last twelve (12) months in achieving our company goals. In determining a bonus for Mr. Wiggans for 2003, the Committee determined that Connetics' goals for the year had been met or exceeded, thus permitting the payment of a bonus to Mr. Wiggans. The Committee took into account all of the same performance factors described above that were considered in the determination of bonuses for executive officers generally. Based on these considerations, in January 2004, Mr. Wiggans was granted a stock option to purchase 200,000 shares, as part of a number of grants made to certain of Connetics' employees. Mr. Wiggans was also awarded a bonus in the amount of $338,100 for 2003. Mr. Wiggans' annual base salary was increased to $514,000 for 2004.

How is Connetics addressing the Internal Revenue Code limits on deductibility of compensation?

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any year to the corporation's Chief Executive Officer and four other most highly compensated executive officers as of the end of any fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. Connetics does not have a policy requiring the Committee to qualify all compensation for deductibility under this provision. The Committee's current view is that any non-deductible amounts will be immaterial to Connetics' financial or tax position, and that Connetics derives substantial benefits from the flexibility provided by the current system, in which the selection and quantification of performance targets are modified from year to year to reflect changing conditions. However, the Committee takes into account the net cost to Connetics in making all compensation decisions and will continue to evaluate the impact of this provision on its compensation programs.

Submitted by the 2003 Compensation Committee:
Alexander E. Barkas (before May 14, 2003)
Eugene A. Bauer (since May 14, 2003)
R. Andrew Eckert (since May 14, 2003)
John C. Kane, Chair

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total return on Connetics' common stock with the Nasdaq Composite Index and the Nasdaq Pharmaceutical Index for the same period. The graph covers the period of time from December 31, 1998 through December 31, 2003. The graph assumes that $100 was invested on December 31, 1998, in each of our common stock, the Nasdaq Composite Index (U.S.) and the Nasdaq Pharmaceutical Index, and that all dividends were reinvested. Connetics did not pay dividends during the period indicated. Historical stock price performance is not necessarily indicative of future stock price performance.


$400
$300
$200
$100
$0
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

		12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03
Connetics Corporation	—◆—	$100	$178.72	$ 77.67	$202.55	$204.60	$309.11
Nasdaq Composite Index (U.S.)	—■—	$100	$186.20	$126.78	$ 96.96	$ 68.65	$108.18
Nasdaq Pharmaceutical Index	—▲—	$100	$195.32	$234.54	$214.66	$141.50	$203.84

EXECUTIVE COMPENSATION AND RELATED INFORMATION

The following table summarizes the compensation paid in 2003, 2002, and 2001 to our Chief Executive Officer and four other most highly compensated executive officers during 2003 (collectively, the "Named Officers"):

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	Year	Salary	Bonus	No. of Shares Underlying Options(#)	All Other Compensation(1)
Thomas G. Wiggans(2)	2003	$490,000	$338,100	225,000	$64,867
President and Chief Executive Officer	2002	$490,000	$270,000	300,000	$70,154
	2001	$420,000	$210,000	125,000	$73,908
C. Gregory Vontz(3)	2003	$325,000	$172,250	125,000	$ 5,218
Chief Operating Officer	2002	$325,000	$143,325	85,000	$ 3,807
	2001	$277,880	$110,000	75,000	$ 5,663
John L. Higgins(4)	2003	$300,000	$153,000	100,000	$ 3,528
Chief Financial Officer,	2002	$300,000	$128,100	75,000	$ 3,615
Exec. Vice President, Finance	2001	$262,500	$100,000	65,000	$23,355
and Corporate Development					
Katrina J. Church(5)	2003	$275,000	$120,000	80,000	$ 3,600
Exec. Vice President, Legal Affairs	2002	$275,000	$105,875	70,000	$ 3,687
General Counsel and Secretary	2001	$235,200	$ 80,000	65,000	$ 3,067
Michael P. Miller(6)	2003	$222,633	$104,638	300,000	$28,153
Sr. Vice President and	2002	N/A	N/A	N/A	N/A
Chief Commercial Officer	2001	N/A	N/A	N/A	N/A

Note: Bonus amounts reflect compensation paid in a later year for work performed in the stated year. Option numbers reflect options granted in the stated year.

(1) Except as otherwise indicated, "other compensation" for each individual represents (a) premiums paid by Connetics for group term life insurance, and (b) a company match for 401(k) contributions of $3,000 in 2003, $3,087 in 2002, and $2,563 in 2001.

(2) "All Other Compensation" also includes the following: loan forgiveness of $59,300 in 2003, $62,400 in 2002, and $67,365 in 2001; $3,367 for 401(k) match in 2002; and premiums paid on life insurance for the benefit of Mr. Wiggans' family of $1,820 in each of 2002 and 2001.

(3) "All Other Compensation" also includes airfare paid for Mr. Vontz's wife of $1,498 in 2003 and $2,493 in 2001.

(4) "All Other Compensation" also includes $19,335 in loan forgiveness and $1,000 paid as an incentive travel bonus in 2001.

(5) "All Other Compensation" includes $1,711 for the 401(k) match in 2001.

(6) Mr. Miller was hired in February 2003. "All Other Compensation" includes a $25,000 sign-on bonus and a 401(k) match of $2,393.

Option Information

The following table provides certain information with respect to stock options granted to the Named Officers in 2003.

Option Grants in 2003

Name	Number of Options Granted(1)	Percentage of Total Options Granted to Employees	Exercise Price per Share	Expiration Date	Hypothetical Value at Grant Date Using Assumed Annual Rates of Stock Price Appreciation(2)	
					5%	10%
Thomas G. Wiggans	225,000	12.8%	$12.45	Jan. 2, 2013	$1,761,691	$4,464,471
C. Gregory Vontz	125,000	7.1%	$12.45	Jan. 2, 2013	$ 978,717	$2,480,262
John L. Higgins	100,000	5.7%	$12.45	Jan. 2, 2013	$ 782,974	$1,984,209
Katrina J. Church	80,000	4.5%	$12.45	Jan. 2, 2013	$ 626,379	$1,587,367
Michael P. Miller	300,000	17.5%	$13.05	Feb. 4, 2013	$2,462,122	$6,239,501

(1) These stock options generally become exercisable at a rate of one-fourth of the shares of common stock subject to the option at the end of the first twelve month period after the date of grant and monthly thereafter until the fourth anniversary of grant, as long as the optionee remains an employee with, consultant to, or director of Connetics.

(2) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, in accordance with SEC rules. The hypothetical value for the options is calculated based on 5% and 10% assumed rates of annual compound stock price appreciation during the option term, as mandated by the SEC. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

The following table provides certain information with respect to each Named Officer's unexercised stock options at December 31, 2003.

Aggregated Option Exercises in 2003
and
Option Values on December 31, 2003

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Shares Underlying Unexercised Options at 12/31/03		Value of Unexercised in-the-Money Options at 12/31/03(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas G. Wiggans	68,500	$900,119	670,920	423,441	$6,999,109	$2,823,467
C. Gregory Vontz	30,000	$373,042	264,164	195,836	$2,699,995	$1,352,094
John L. Higgins	43,179	$537,114	299,955	163,234	$3,576,107	$1,138,516
Katrina J. Church	37,134	$445,672	133,564	138,989	$1,364,772	$ 987,886
Michael P. Miller	—	—	41,666	258,334	$ 212,913	$1,320,087

(1) In accordance with SEC rules, values are calculated by multiplying the number of shares times the difference between the exercise price and the fair market value of the underlying common stock. For purposes of this table, fair market value is deemed to be $18.16 per share, the closing price of our common stock on December 31, 2003 as reported on the Nasdaq National Market.

Certain Relationships and Related Transactions

Employment and Consulting Agreements

We have a consulting agreement with G. Kirk Raab pursuant to which Mr. Raab serves as a director, consultant and the Chairman of our Board of Directors. Pursuant to that agreement, we paid Mr. Raab a base annual fee of $250,000 in 2003. That amount has been increased to $270,000 for 2004. In addition to shares and stock options awarded to Mr. Raab as a director of Connetics, we have awarded shares and stock options to him in connection with the consulting agreement. Since 1995, in addition to awards made in connection with his service as a director, we have awarded Mr. Raab 50,000 restricted shares and granted him options to purchase 549,950 shares of our common stock with exercise prices ranging from $0.45 to $11.00 per share.

Mr. Wiggans serves as our President and Chief Executive Officer pursuant to an employment agreement entered into in June 1994. Pursuant to that agreement, Mr. Wiggans receives an annual base salary, which is reviewed annually, and is eligible for an annual cash bonus based on consideration of his attainment of corporate goals and achievement of key milestones. The employment agreement provides for Mr. Wiggans to receive continuation of salary and benefits and continuation of vesting with respect to all of the common stock held by Mr. Wiggans for nine months following the termination of his employment from Connetics other than for cause, and to the payment of premiums on a life insurance policy in the amount of $1,000,000 for the benefit of Mr. Wiggans' family. Effective in 2003, Connetics no longer pays the insurance policy premiums on Mr. Wiggans' behalf.

Loans to Certain Employees and Consultants

In February 2000, the Board authorized a loan to Mr. Wiggans in the amount of $250,000, at an interest rate equal to 6.2%. The loan is to be forgiven at a rate of $50,000 per year plus accrued interest, on each anniversary of the loan on which Mr. Wiggans is still employed by Connetics. As of December 31, 2003, the total balance outstanding was $105,000.

Other Arrangements

We have agreed to pay Mr. Panetta a speaker's fee when he speaks to a group on behalf of Connetics other than in his capacity as a Connetics director. In 2003 we did not pay any speaker's fees to Mr. Panetta.

We have entered into Change in Control agreements with each of our directors and executive officers and certain other key employees. The Change in Control agreements provide that in the event of a merger or acquisition of Connetics and another entity, all stock options held by such person will automatically vest in full (1) unless Connetics is the surviving entity after such transaction and Connetics' stockholders immediately prior to such transaction own a majority of the outstanding securities of the surviving entity, or (2) if, as the result of such transaction, the officer or director's position with Connetics is terminated or his or her responsibilities are adversely changed or reduced without his or her written consent.

We have entered into indemnification agreements with our officers and directors containing provisions which may require the company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate this Report by reference in such filings.

The Audit Committee oversees Connetics' financial reporting process on behalf of the Board of Directors, and operates under a written charter adopted by the Board of Directors in June 2000 and revised in July 2002 and February 2004. The charter sets out the functions the committee is to perform. You can find a copy of that charter attached to this proxy statement as **Appendix B**.

The functions of the Audit Committee are to review and advise the Board on:

- The adequacy of Connetics' internal controls and financial reporting process and the reliability of the company's financial statements;
- The independence and performance of Connetics' independent auditors; and
- Connetics' compliance with legal and regulatory requirements.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. Among other things, the Audit Committee monitors preparation of quarterly and annual financial reports by Connetics' management; supervises the relationship between Connetics and its independent auditors, including having direct responsibility for the appointment of the independent auditors, their compensation and retention, reviewing the scope of their audit services, approving significant non-audit services, and confirming the independence of the independent auditors; and oversees management's implementation and maintenance of effective systems of internal and disclosure controls.

The current committee members are Dr. Gilbert, Dr. Barkas, and Mr. Kiley. Our Board has reviewed and made the determinations required by the SEC and Nasdaq regarding the independence of, and the financial acumen of, the members of our Audit Committee. That is, the Board of Directors has determined that none of us has a relationship to Connetics that may interfere with our independence from Connetics and its management. Our Board has determined that Dr. Gilbert, by virtue of her extensive career in finance and business, including the securities industry, and experience in the areas of investment banking, finance and business generally, is an "audit committee financial expert" as that term is defined by the SEC.

During 2003, the Audit Committee met on 11 occasions. The Committee meets periodically throughout the year in executive sessions with Connetics' independent auditors without the presence of Connetics' management.

As part of our oversight of Connetics' financial statements, the Committee reviews and discusses with both management and Connetics' independent auditors all annual and quarterly financial statements before they are issued. The full Committee has also had the opportunity to review quarterly earnings announcements in advance of their issuance with management and representatives of the independent auditor. During 2003, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Committee. These reviews included discussion with the independent auditors of matters required to be discussed pursuant to *Statement on Auditing Standards No. 61 (Communication with Audit Committees)*, including the quality of Connetics' accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee also discussed with Ernst & Young LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from Ernst & Young LLP to the Committee pursuant to *Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees)*. We have also considered whether the provision of the non-audit services during 2003 is compatible with maintaining Ernst & Young LLP's independence.

In reliance on these reviews and discussions, and on the report of the independent auditors, we have recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in Connetics' Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the SEC. We have also recommended to the Board that Ernst & Young LLP be appointed as our independent auditors for 2004. In making this recommendation, the Audit Committee has considered whether Ernst & Young LLP's provision of services other than audit services are compatible with maintaining independence of our outside accountants. Although the Committee has the sole authority to appoint the independent auditor, the Committee continued its long-standing practice of recommending that the Board ask the stockholders at their annual meeting to ratify the Committee's selection of the independent auditor.

Submitted by the 2003 Audit Committee:
Alexander E. Barkas
Thomas D. Kiley
Denise M. Gilbert, Chair (since May 14, 2003)
John C. Kane (prior to May 14, 2003)

Audit and Other Fees

The Audit Committee charter requires approval of all audit and non-audit services to be performed by our independent auditor. The following table shows the aggregate fees billed to Connetics for the fiscal years ended December 31, 2003 and 2002 by Ernst & Young LLP.

	2003	2002
Audit Fees(1)	$421,000	$295,000
Audit-Related Fees(2)	$139,500	$ 61,000
Tax Fees(3)	$236,000	$159,500
All Other Fees(4)	—	—
Total	$796,500	$515,500

(1) These fees are for services that include audits of our consolidated financial statements, review of our interim consolidated financial statements, statutory audits of our foreign subsidiaries, review of SEC registration statements, issuance of comfort letters and consents, and accounting consultations related to the audited financial statements. Higher fees in 2003 were primarily due to review of SEC filings and the issuance of a comfort letter in connection with the sale of convertible senior notes in May 2003, as well as increases in annual audit fees due to the increase in the size and complexity of the Company.

(2) These fees are for services that principally include audits of Connetics' employee benefits plans, due diligence support for a proposed acquisition, and accounting consultations on various matters. The increase in fees in 2003 is primarily due to services rendered for due diligence support for potential acquisitions.

(3) These fees are for services that include tax compliance (including assistance in preparation of U.S. federal and state and foreign tax returns), tax advice, and tax planning. The increase in fees in 2003 is primarily due to services performed in connection with analysis of Connetics' foreign tax structure and an analysis of net operating loss carryforwards in anticipation of the company turning profitable.

(4) No other services were provided in either period.

Audit Committee policy provides that audit, audit-related and tax services be pre-approved on an annual basis, and individual engagements anticipated to exceed pre-established thresholds must be separately approved. The Committee must also give approval if total fees for audit-related and tax services would exceed total fees for audit services in any year. All 2002 and 2003 audit related services and tax services were pre-approved by the Audit Committee, which concluded that the provision of those services by Ernst & Young LLP was compatible with maintaining that firm's independence in the conduct of its auditing functions.

ADDITIONAL INFORMATION

Who pays for solicitation of proxies?

Connetics will bear the entire cost of soliciting these proxies, including the preparation, assembly, printing, handling and mailing of the proxy card and related material. We also expect to reimburse brokerage firms and other persons representing beneficial owners of shares for their actual expense in forwarding proxy material to the beneficial owners. In addition to the mailing of these proxy materials, our directors, officers and employees may solicit proxies by telephone, e-mail and in person, without additional compensation. We may also use an outside solicitor to assist with the solicitation of proxies. If we were to use an outside solicitor, we would pay that solicitor for its services, the cost of which is not anticipated to be material.

Can the solicitation costs be reduced?

Eligible stockholders who have more than one account in their name or the same address as other stockholders may authorize us to discontinue mailings of multiple annual reports and proxy statements. Most stockholders can also view future annual reports and proxy statements over the Internet rather than receiving paper copies in the mail. Please refer to information enclosed in your proxy materials for more details.

Householding

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Connetics and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Connetics Corporation, Attn: Corporate Secretary, 3290 West Bayshore Road, Palo Alto, California 94303.

Advance Notice Procedures and Stockholder Proposals and Nominations for our 2005 Annual Meeting

If a stockholder wants us to include a proposal in our proxy statement for consideration at the 2005 Annual Meeting of Stockholders, then the proposal must comply with the requirements of Rule 14a-8 of the Exchange Act and we must receive it no later than December 7, 2004.

If a stockholder wants to nominate a director or have other business brought before the 2005 Annual Meeting of Stockholders, but does not want those proposals to be included in our proxy statement for that meeting, then our bylaws establish an advance notice procedure separate and apart from Rule 14a-8. In general, no stockholder proposal may be brought before an annual meeting unless it is brought before the meeting by a stockholder entitled to vote who has delivered written notice to Connetics' Corporate Secretary not less than 90 nor more than 120 days before the first anniversary of the date on which we first mailed our proxy materials for the previous year's annual meeting of stockholders. The notice must contain specified information concerning the matters to be brought before the meeting and the stockholder proposing such matters. Therefore, to be presented at our 2005 Annual Meeting, a stockholder proposal must be received by our Corporate Secretary on or after December 7, 2004 but no later than January 6, 2005.

All notices of nominations or proposals by stockholders, whether or not to be included in our proxy materials, should be sent to Connetics Corporation, Attn: Corporate Secretary, 3290 West Bayshore Road, Palo Alto, California 94303.

Annual Report

We have mailed to each of our stockholders our annual report for 2003, which includes audited financial statements for the year ended December 31, 2003. **We will, upon written request and without charge, provide to any person solicited under this proxy statement a copy of our Annual Report on Form 10-K for the year ended December 31, 2003, including financial statements and financial statement schedules (but without exhibits), as filed with the SEC.** Requests should be directed to Connetics Corporation, Attn: Corporate Secretary, 3290 West Bayshore Road, Palo Alto, California 94303. Our Annual Report on Form 10-K for the year ended December 31, 2003 is also available, with exhibits, at the web site of the SEC at *www.sec.gov.*

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APPENDIX A

CONNETICS CORPORATION
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
(Revised effective February 12, 2004)

Purpose and Statement of Policy

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of CONNETICS CORPORATION, a Delaware corporation ("Connetics" or the "Company") oversees Connetics' financial reporting process on behalf of the Board of Directors. The purpose of the Committee is to review and advise the Board on:

- the adequacy of the Company's internal controls and financial reporting process and the reliability of the company's financial statements;
- the independence and performance of the Company's independent auditors; and
- the Company's compliance with legal and regulatory requirements;

and to:

- provide the Board with the results of its examinations and recommendations;
- outline to the Board any improvements made, or to be made, in internal accounting controls;
- appoint, oversee and replace, if necessary, the independent auditors; and
- provide such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require the Board's attention.

Notwithstanding the listed items, the Committee's policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. In particular, it is intended that the Committee shall have such power as may be necessary or convenient for it to efficiently and lawfully discharge its duties.

The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee, and to determine compensation for such advisors. The Committee may request any officer or employee of Connetics or Connetics' outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Management is responsible for Connetics' financial reporting process including its system of internal control, and for preparing consolidated financial statements in accordance with generally accepted accounting principles. Connetics' independent auditors are responsible for auditing those financial statements. The Committee monitors and reviews these processes; it is not the Committee's duty or responsibility to conduct auditing or accounting reviews or procedures.

Composition

The Committee shall be comprised of a minimum of three (3) members of the Board, all of whom shall be independent directors, in accordance with any applicable Nasdaq or SEC rules concerning independence. The members of the Committee and its Chairperson will be appointed by and serve at the discretion of the Board. At least one member of the Committee shall have accounting or related financial management expertise, and all of the members shall be financially literate as that concept is defined in the NASD rules.

Principal Recurring Responsibilities

The operation of the Committee shall be subject to the provisions of Connetics' Bylaws, as in effect from time to time, and to Section 141 of the Delaware General Corporation Law. The Committee shall have the full power and authority to carry out the following responsibilities:

Section 1. Review Filings.

1.1. Review the annual audited financial statements with management, including a review of major issues regarding the critical accounting policies particular to Connetics; evaluate the adequacy of internal controls that could significantly affect Connetics' financial statements; and review the financial statements in the Form 10-K with management and the independent auditors before the 10-K is filed.

1.2. Review the interim financial statements in the Form 10-Q with management and the independent auditors before the 10-Q is filed, including the results of the independent auditors' views of the quarterly financial statements and any changes in accounting policy that have occurred during the interim period.

Section 2. Review Financial Management.

2.1. Consult with the independent auditors and discuss with Connetics' management the scope and quality of internal accounting and financial reporting controls in effect.

2.2. Investigate, review and report to the Board the propriety and ethical implications of any transactions, as reported or disclosed to the Committee by management, the independent auditors, employees, officers, members of the Board or otherwise, between (a) Connetics and (b) any employee, officer or member of the Board of Connetics, or any affiliates of the foregoing.

2.3. Review with management and the independent auditor the effect of financial regulatory and accounting initiatives as well as off-balance sheet structures on Connetics' financial statements. Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding Connetics' financial statements or accounting polices.

2.4. Meet at least quarterly with the chief financial officer, the senior internal accounting officer and the independent auditor, and annually with each of them in separate executive sessions.

2.5. Meet periodically with management to review Connetics' major financial risk exposures and the steps management has taken to monitor and control such exposures.

2.6. Satisfy itself, by obtaining reports from management, the senior internal accounting officer and the independent auditor, that Connetics' subsidiary/foreign affiliated entities are in conformity with applicable legal requirements, including disclosures of insider and affiliated party transactions.

Section 3. Independent Auditors.

3.1. Annually evaluate, determine the selection of, and if necessary, determine the replacement of or rotation of, the independent auditor.

3.2. Review the engagement of the independent auditors, including the scope, extent and procedures of the audit and the compensation to be paid therefor, and all other matters the Committee deems appropriate, including the auditors' independence and accountability to the Board and the Committee.

3.3. Oversee the independence of the outside auditors by discussing with the auditor periodic reports regarding the auditor's independence and considering whether the provision of non-audit services is compatible with the auditor's independence. Review and approve all professional services provided to Connetics by its independent auditors and consider the possible effect of such services on the independence of such auditors.

3.4. Review the experience and qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor. Evaluate the performance of the independent auditor and whether it is appropriate to adopt a policy of rotating independent auditors on a regular basis.

3.5. Approve the fees to be paid to the independent auditor for audit services; approve the retention of the independent auditor for any non-audit service and the fee for such service.

3.6. Meet with the independent auditor to review the planning and staffing of the audit, including matters relating to the conduct of the audit.

3.7. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter. Such review should include:

- any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management;
- any changes required in the planned scope of the internal audit; and
- comments of management regarding the responsiveness of the independent auditors to the Company's needs.

3.8. Obtain from the independent auditor assurance that the requirements of Section 10A of the Securities Exchange Act of 1934 ("Audit Requirements") have been met.

Section 4. Other Matters.

4.1. Advise the Board with respect to Connetics' procedures for ensuring that it complies with applicable laws and regulations.

4.2. Establish procedures for the receipt, retention and treatment of complaints received by Connetics regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees or contractors of concerns regarding questionable accounting or accounting matters.

4.3. Review with Connetics' General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies, any material reports or inquiries received from regulators or governmental agencies, and any circumstances that might involve serious litigation (even though meritorious defenses exist).

4.4. Prepare a report for inclusion in Connetics' annual proxy statement as required by the rules of the Securities and Exchange Commission.

4.5. Review annually and assess the adequacy of the Charter of the Committee to the Board of Directors for approval, and if necessary propose amendments or revisions to the charter.

Meetings

The Committee will hold at least four (4) regular meetings per year and additional meetings as the Chairperson of the Committee deems appropriate. The Chairman of the Board, and Connetics' President and Chief Financial Officer may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee Chairperson.

Minutes and Reports

Written minutes of each meeting of the Committee shall be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairperson of the Committee shall report to the Board from time to time, or whenever so requested by the Board.

APPENDIX B

CONNETICS CORPORATION

Charter of the Governance and Nominating Committee of the Board of Directors

(Effective February 12, 2004)

Purpose

The primary purposes of the Governance and Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Connetics Corporation, a Delaware corporation ("Connetics" or the "Company") are to oversee management of the Company in its compliance with laws, regulations, and policies relating to corporate governance, and to recommend to the Board qualified candidates for nomination to the Board. The operation of the Committee shall be subject to the provisions of the Bylaws of the Company, as in effect from time to time, and to Section 141 of the Delaware General Corporation Law.

Organization

The Committee shall consist of a minimum of two directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. All members of the Committee shall be independent directors, in accordance with any applicable Nasdaq or SEC rules concerning independence.

Duties and Responsibilities

The operation of the Committee shall be subject to the provisions of Connetics' Bylaws, as in effect from time to time, and to Section 141 of the Delaware General Corporation Law. The Committee shall have the full power and authority to:

- review, solicit and make recommendations regarding the size and composition of the Board,
- identify individuals qualified to become Board members,
- select the director nominees for the annual meeting of stockholders,
- develop and recommend to the Board a policy regarding the consideration of director nominees by stockholders,
- develop and recommend to the Board a set of corporate governance principles applicable to Connetics,
- recommend Board committee assignments and any changes to such assignments,
- consider matters of corporate governance and to review, periodically, our corporate governance principles, and
- perform such other tasks as the Board may authorize from time to time.

Nomination/Appointment Policy

The Committee believes that it is in the best interests of Connetics and its stockholders to obtain highly-qualified candidates to serve as members of the Board. The Committee will seek candidates for nomination and appointment with excellent strategic thinking and decision-making ability, business experience, relevant expertise, personal integrity and reputation. To that end, the Committee shall:

- Identify individuals qualified to become board members, receive nominations for such qualified individuals, select, or recommend that the Board select, the director nominees for the next annual meeting of shareholders, taking into account each candidate's ability, judgment and experience and the overall diversity and composition of the Board; and

- Recommend to the Board qualified individuals to serve as committee members on the various Board committees. The Committee shall review and recommend committee slates annually and shall recommend additional committee members to fill vacancies as needed.

Governance Policy

The responsibilities of the Committee with respect to corporate governance shall include the following:

- Develop and recommend to the full Board a set of corporate governance principles applicable to Connetics. Such principles shall address the following subjects: (i) director qualification standards, (ii) director responsibilities, (iii) ability of directors to have direct access to management and, as necessary and appropriate, independent advisors, (iv) director compensation, (v) director orientation and continuing education, and (vi) annual performance evaluation of the board. The Committee shall review the principles on an annual basis, or more frequently if appropriate, and recommend changes as necessary;
- Review and make recommendations to the Board with respect to Connetics' practices and policies with respect to directors, including compensation for non-employee directors, the size of the Board, the ratio of employee directors to non-employee directors, the meeting frequency of the Board and the structure of Board meetings;
- Review and make recommendations to the Board with respect to the functions, duties and composition of the committees of the Board and compensation for committee members; and
- In concert with the Board, review Connetics' policies with respect to significant issues of corporate public responsibility.

Meetings

Meetings of the Committee will be held at the pleasure of the Board and the members of the Committee, from time to time, in response to the needs of the Board. Notwithstanding the foregoing, the Committee will meet at least once annually to evaluate and make nominations of qualified candidates for election to the Board at the Annual Meeting of Stockholders. The Committee may act by written consent of its members.

Minutes and Reports

The Committee will provide reports to the Board regarding the Committee's nominations for election to the Board. Written minutes of each Committee meeting shall be kept with the minutes of Board meetings, and distributed to each member of the Committee and the Secretary of the Company.

ANNUAL REPORT

Connetics Corporation

Annual Report

CONNETICS CORPORATION
2003 Annual Report

Forward-Looking Statements

Our disclosure and analysis in this Report, in other reports that we file with the Securities and Exchange Commission, in our press releases and in public statements of our officers contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many factors mentioned in this Report — for example, governmental regulation and competition in our industry — will be important in determining future results. No forward-looking statement can be guaranteed, and actual results may vary materially from those anticipated in any forward-looking statement.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current events. They use words such as "anticipate," "estimate," "expect," "will," "may," "intend," "plan," "believe" and similar expressions in connection with discussion of future operating or financial performance. These include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we may not achieve these plans, intentions or expectations. Forward-looking statements in this Report include, but are not limited to, those relating to the commercialization of our currently marketed products, the progress of our product development programs, developments with respect to clinical trials and the regulatory approval process, developments related to acquisitions, and developments relating to our sales and marketing capabilities. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this Report. In particular, this Report sets forth important factors that could cause actual results to differ materially from our forward-looking statements. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, and other factors not currently known to us, may be significant, now or in the future, and the factors set forth in this Report may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Report. Except as required by law, we do not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

BUSINESS

THE COMPANY

References in this Report to "Connetics," "the Company," "we," "our" and "us" refer to Connetics Corporation, a Delaware corporation, and its consolidated subsidiaries. Unless the context specifically requires otherwise, "we" includes Connetics Australia Pty Ltd. Connetics was incorporated in Delaware in February 1993, and our principal executive offices are located at 3290 West Bayshore Road, Palo Alto, California 94303. Our telephone number is (650) 843-2800. Connetics®, Luxíq®, OLUX® and Extina® are registered trademarks, and VersaFoam™, Actiza™, Liquipatch™, and the seven interlocking "C's" design are trademarks, of Connetics. Velac® is a registered trademark of Yamanouchi Europe B.V. Soriatane® is a registered trademark of Hoffmann-La Roche Inc., and was assigned to us effective March 4, 2004. All other trademarks or service marks appearing in this Report are the property of their respective companies. We disclaim any proprietary interest in the marks and names of others.

Connetics is a specialty pharmaceutical company focusing exclusively on the treatment of dermatological conditions. We currently market two pharmaceutical products, OLUX® Foam (clobetasol propionate), 0.05%, and Luxíq® Foam (betamethasone valerate), 0.12%. On March 4, 2004, we acquired exclusive U.S. rights to Soriatane®-brand acitretin, as described below under "Recent Developments — Acquisition of U.S. Rights to Soriatane." Our commercial business is focused on the dermatology marketplace, which is characterized by a large patient population that is served by a relatively small number of treating physicians. Our dermatology products have clinically proven therapeutic advantages for the treatment of dermatoses in a novel formulation, and we are providing quality customer service to dermatologists through our experienced sales and marketing professionals. Except for 2000, we have lost money every year since inception. During each of the last five years, our operating cash flows were insufficient to cover our fixed charges.

Dermatological diseases often persist for an extended period of time and are treated with a variety of clinically proven drugs that are delivered in a variety of formulations, including solutions, creams, gels and ointments. These delivery systems often inadequately address a patient's needs for efficacy, ease of use and cosmetic elegance, and the failure to address those needs may decrease patient compliance. We believe that VersaFoam™, the proprietary foam delivery system used in OLUX and Luxíq, has significant advantages over conventional therapies for dermatoses. The foam formulation liquefies when applied to the skin, and enables the active therapeutic agent to penetrate rapidly. When the foam is applied, it dries quickly, and does not leave any residue, stains or odor. We believe that the combination of the increased efficacy and the cosmetic elegance of the foam may actually improve patient compliance and satisfaction. In market research sponsored by Connetics, more than 80% of patients said that they preferred the foam to other topical delivery vehicles.

Our products, OLUX and Luxíq, compete in the topical steroid market. According to NDC Health, in 2003, the value of the retail topical steroid market for mid-potency and high and super-high potency steroids was $854 million. Luxíq competes in the mid-potency steroid market and OLUX competes in the high- and super-high potency steroid market.

We have two New Drug Applications, or NDAs, under review by the Food and Drug Administration, or FDA, and one product candidate in Phase III clinical trials. We submitted an NDA to the FDA for Actiza™ Foam for the treatment of acne in December 2003. Actiza is a formulation of 1% clindamycin in our proprietary foam delivery system. Following discussions with the FDA about whether a user fee was due, we submitted an NDA for Extina®Foam in January 2004. Extina, a potential new treatment for seborrheic dermatitis, is an investigational new drug formulation of 2% ketoconazole formulated using our proprietary platform foam delivery vehicle. We recently completed enrollment in two Phase III clinical trials for Velac®Gel, a combination of 1% clindamycin and 0.025% tretinoin for the treatment of acne, which is the first such combination in its class.

We continue to develop and formulate new product candidates by leveraging the abilities of our wholly-owned subsidiary, Connetics Australia Pty Ltd., and the Connetics Center for Skin Biology. We own worldwide rights to a number of unique topical delivery systems, including several distinctive aerosol foams. We have leveraged our broad range of drug delivery technologies by entering into license agreements with many well-known pharmaceutical companies around the world. Those license agreements for marketed products bear royalties payable to us. The Center for Skin Biology, which is a segment of our product development group staffed by Connetics employees, was created in 2001 to explore ways to optimize drug penetration, distribution, and efficiency at the targeted treatment site on the skin, and to assess novel formulations and new delivery technologies. The Center assists in the continued development of innovative topical dermatology products through rigorous scientific evaluation of products and product candidates. The Center presents us with the opportunity to bring together dermatologists and pharmacologists from across the country to interact with our researchers to explore how topical drugs interact with and penetrate the skin. We believe this novel approach to drug development will enable us to bring even more effective and novel treatments to our product platform and the dermatology market. We did not incur any costs to establish the Center.

OUR STRATEGY

Our principal business objective is to be a leading specialty pharmaceutical company focused on providing innovative treatments in the field of dermatologic disease. To achieve this objective, we intend to continue to pursue our commercial strategy of maximizing product sales by leveraging novel delivery technologies, accelerating the processes of getting products to market, and targeting specific market opportunities with unmet needs. We have described our development paradigm as a "4:2:1 model." We strive in any given year to have four product candidates in product formulation, two product candidates in late-stage clinical trials, and one product or new indication launched commercially. We fuel our product pipeline by a combination of internally developing product candidates and in-licensing novel products that fit with our broader strategy. Key elements of our business and commercialization strategy include the following:

- *Maximizing Commercial Opportunities for OLUX and Luxíq.* We have a focused sales force dedicated to establishing OLUX and Luxíq as the standard of care. Our commercial strategy is to call on those medical professionals in dermatology who are most likely to write prescriptions for our products. We are able to effectively reach approximately 99% of our target audience. Effective March 4, 2004, we also own exclusive U.S. rights to Soriatane-brand acitretin. We anticipate that we will begin promoting Soriatane to dermatologists in May 2004, after our sales force is fully trained on the new product.

- *Advancing the Development of Novel Dermatology Drugs.* We plan to continue to leverage our investment in Connetics Australia and the Center for Skin Biology to enhance our ability to develop novel products and drug delivery technologies for the dermatology market. We concluded clinical trials in 2003 and subsequently submitted NDAs with the FDA for two new product candidates: Extina (ketoconazole 2%) Foam and Actiza (clindamycin 1%) Foam. We also completed enrollment of two clinical trials to support an NDA for a third product candidate, Velac (1% clindamycin, 0.025% tretinoin) Gel. We anticipate that, if results of the Velac trial are positive, we will be in a position to file an NDA for that product in the third quarter of 2004.

- *Broadening Our Product Portfolio Through Development, License or Acquisition.* We believe that we can leverage our dermatology-dedicated product development and commercial activities by acquiring or licensing additional products for the dermatology market. We are evaluating the licensing or acquisition of additional product candidates. We may also acquire additional technologies or business that we believe will enhance our research and development capabilities. On March 4, 2004, we acquired exclusive U.S. rights to Soriatane-brand acitretin from Hoffmann-La Roche Inc., or Roche.

- *Selective Collaborations that Leverage Our Technology.* As we expand certain aspects of our development pipeline and delivery technologies, we intend to partner with pharmaceutical or biotech companies to gain access to additional marketing expertise, such as over-the-counter or non-U.S. markets. Our approach to partnership will be on a selective basis, seeking to maintain the highest possible value of our product candidates. For instance, we have licensed our technologies to Novartis for Lamisil® and Pfizer for Rogaine®.

OUR PRODUCTS

OLUX Foam

OLUX is a foam formulation of clobetasol propionate, one of the most widely prescribed super high-potency topical steroids. OLUX has been proven to deliver rapid and effective results for scalp and non-scalp psoriasis. In fact, according to Physician Global Assessments, significantly more patients were completely clear or almost clear after two weeks of treatment. Topical steroids are used to treat a range of dermatoses, for which approximately 24 million steroid prescriptions are written annually. In 2003, OLUX and Luxíq comprised 7.3% of the branded prescriptions in these combined topical steroid markets, corresponding to 17% of the retail annual branded sales for 2003. While the topical steroid market is highly fragmented, we believe that OLUX is the number one branded super-high potency topical steroid prescribed by U.S. dermatologists.

We began selling OLUX in November 2000 for the short-term, topical treatment of inflammatory and pruritic manifestations of moderate to severe corticosteroid-responsive scalp dermatoses. In December 2002, the FDA approved our supplemental New Drug Application, or sNDA, to market OLUX for the treatment of mild to moderate non-scalp psoriasis.

A study conducted at Stanford University School of Medicine compared the safety and effectiveness, patient satisfaction, quality of life, and cost-effectiveness of two clobetasol regimens in the treatment of psoriasis. In a single-blind design, 29 patients were randomized to receive either clobetasol foam on the skin and scalp or a combination of clobetasol cream on the skin and lotion on the scalp for 14 days. Severity of disease and quality of life were evaluated using several tools, including the Psoriasis Area Severity Index, or PASI, and the Dermatology Life Quality Index. The trial showed that the increased improvement in clinical severity, decreased application time, and increased perception of relative efficacy, combined with similar cost of treatment, suggest that OLUX is a better choice than cream and lotion for some patients. This study supports our belief that improved patient compliance with the foam will yield better treatment results than the same active ingredient in other formulations.

Mipharm S.p.A., which holds a license to market OLUX in Italy, filed a Marketing Authorization Application, or MAA, in 2002 for OLUX with the Medicines and Healthcare Products Regulatory Agency, known as MHRA, in the United Kingdom. The MHRA granted marketing authorization for OLUX in June 2003. The approval grants the right to market and launch OLUX in the U.K. Following MHRA approval, updated MAAs were submitted to each of the EU Concerned Member States, using a process called the mutual recognition process, or MRP. The MRP was completed in December 2003 with all Concerned Member States granting approval for OLUX except France. National licenses are expected to be issued in the first half of 2004. We will receive milestone payments and royalties from Mipharm on future product sales in the Italian territory. We retain marketing and distribution rights for the rest of Europe and are seeking commercial partners outside the territory licensed to Mipharm. We have signed a letter of intent with a third party for rights to market OLUX in all of Europe excluding the U.K. and the territory licensed to Mipharm.

Luxíq Foam

Luxíq is a foam formulation of betamethasone valerate, a mid-potency topical steroid prescribed for the treatment of mild-to-moderate steroid-responsive scalp dermatoses such as psoriasis, eczema and seborrheic dermatitis. We have been selling Luxíq commercially in the United States since 1999. In a clinical trial, a majority of patients were judged to be almost clear or completely clear (90-100%) of scalp psoriasis at the end of treatment as judged by Investigator's Global Assessment of response. Luxíq also significantly reduced scaling, erythema, and plaque thickness, as compared with betamethasone valerate lotion. While the topical steroid market is highly fragmented, we believe that Luxíq is the number one branded mid-potency topical steroid prescribed by U.S. dermatologists.

Soriatane

On March 4, 2004, we acquired exclusive U.S. rights to Soriatane-brand acitretin, as described below under "Recent Developments — Acquisition of U.S. Rights to Soriatane."

PRODUCT CANDIDATES AND CLINICAL TRIALS

Our product candidates require extensive clinical evaluation and clearance by the FDA before we can sell them commercially. Our 4:2:1 development model anticipates that we will conduct simultaneous studies on several products at a given time. However, we regularly re-evaluate our product development efforts. On the basis of these re-evaluations, we have in the past, and may in the future, abandon development efforts for particular products. In addition, any product or technology under development may not result in the successful introduction of a new product.

Extina® Foam

In April 2003, we announced summary results from our Phase III clinical trial with Extina, a foam formulation of a 2% concentration of the antifungal drug ketoconazole for the treatment of seborrheic dermatitis. Ketoconazole is used to treat a variety of fungal infections, including seborrheic dermatitis. Seborrheic dermatitis is a chronic, recurrent skin condition that affects 3-5% of the U.S. population. It usually involves the scalp, but also can affect the skin on other parts of the body, including the face and chest. The symptoms of seborrheic dermatitis include itching, redness and scaling. In 2003 an estimated 1.1 million patients sought physician treatment for seborrheic dermatitis. In 2003, the total U.S. market for prescription antifungal products was approximately $720 million. We believe Extina will compete primarily in the topical antifungal market, representing approximately $485 million in U.S. prescriptions in 2002.

The Extina clinical program consisted of a pivotal trial and two smaller supplemental clinical studies required by the FDA. In the pivotal trial, 619 patients were treated for four weeks in a double-blind, placebo- and active-controlled protocol. As designed, the trial results demonstrated that Extina was not inferior to Nizoral® (ketoconazole) 2% cream as measured by the primary endpoint of Investigator's Static Global Assessment, or ISGA. The trial was also designed to compare Extina to placebo foam per the ISGA. The result, although in favor of Extina, did not achieve statistical significance. On all other endpoints, statistical significance was achieved; therefore, we believe that the totality of the data demonstrated that Extina was clinically superior to placebo foam. In July 2003, we submitted an NDA to the FDA for Extina. The FDA initially informed us that a user fee was required for the Extina NDA on the basis that the FDA believed it contained a new indication for use, but in December 2003 the FDA agreed that no user fee was required. The FDA did not, however, accept the NDA retroactive to the original filing date, and in January 2004 we re-submitted the NDA for Extina.

Actiza™ Foam

On September 30, 2003, we announced the positive outcome of a Phase III clinical trial evaluating Actiza, an investigational new drug formulation of 1% clindamycin delivered in our proprietary VersaFoam delivery system, as a potential new topical treatment for acne. The Actiza clinical program consisted of a pivotal trial, a pilot trial, and two smaller supplemental clinical studies required by the FDA. We filed an NDA for Actiza in December 2003.

The Phase III trial was a 12-week, double-blinded, active- and placebo-controlled trial that included 1,026 patients at 18 centers across the U.S. The trial was designed to demonstrate that Actiza was not inferior to Clindagel® (clindamycin phosphate 1% topical gel) as measured by the primary endpoints of ISGA and percent reduction in lesion counts (total, inflammatory and non-inflammatory) from baseline to Week 12 (end of treatment). Success was defined as achieving non-inferiority to Clindagel for two out of three lesion counts and for ISGA. The trial results met or exceeded all of these requirements with a high level of statistical confidence. Additionally, Actiza was superior to placebo for all primary endpoints. Adverse events with Actiza were mild to moderate in nature and were related primarily to burning at the application site.

According to the National Institute of Arthritis, Musculoskeletal and Skin Disorders, in the U.S. an estimated 17 million people are affected by acne, and an estimated 5.1 million people visited a physician for treatment during the 12 months ended July 2003. Prescriptions for the entire U.S. acne market in 2003 were approximately $1.7 billion not including oral antibiotics, making it the largest segment of the dermatology market. In the U.S., acne products containing clindamycin generated approximately $376 million in revenue in 2003, making this active ingredient one of the most widely prescribed for acne. We believe Actiza will compete primarily in the topical antibiotic market, representing approximately $516 million in U.S. prescriptions in 2003.

Velac® Gel

In December 2002, we initiated the Phase III program for Velac gel, a first-in-class combination of 1% clindamycin and 0.025% tretinoin for the treatment of acne. The Velac clinical program consists of two pivotal trials designed to demonstrate superiority to the individual drug products, and two smaller supplemental clinical studies required by the FDA. We completed enrollment of both pivotal trials in late 2003, enrolling over 2,200 patients. Assuming a successful clinical outcome, we anticipate that we will submit an NDA to the FDA for Velac in the third quarter of 2004 and be in a position to launch Velac commercially in mid-2005. We believe Velac will compete with topical retinoids as well as topical antibiotics, representing approximately $947 million in U.S. prescriptions in 2003. Prescriptions for the entire U.S. acne market in 2003 were approximately $1.7 billion not including oral antibiotics.

Other Pipeline Formulations

In addition to the product candidates described above, we are also developing the foam technology for other disease indications. As part of our 4:2:1 development model, we strive to have four product candidates in product formulation at any given time, so that we have some flexibility in determining which two to move into human clinical trials. Our most promising preclinical candidates include an emollient foam line extension for OLUX and an emollient foam of desonide, a low potency steroid, as well as other formulation candidates in early stages of development. We are exploring various product formulations for Liquipatch™ as well, which is described in more detail below under *"Royalty-Bearing Products and Licensed Technology — Liquipatch."*

RECENT DEVELOPMENTS — ACQUISITION OF U.S. RIGHTS TO SORIATANE

On February 9, 2004, we announced that we had entered into a binding purchase agreement with Roche to acquire exclusive U.S. rights to Soriatane-brand acitretin, an approved oral medicine for the treatment of severe psoriasis in adults. The transaction closed on March 4, 2004. Under the terms of the purchase agreement, we paid Roche a total of $123 million in cash at the closing. We also agreed to assume certain liabilities in connection with returns, rebates and chargebacks, and we are obligated to buy Roche's existing inventory within thirty days after the closing of the acquisition.

Soriatane is a convenient once a day oral retinoid approved in the U.S. for the treatment of severe psoriasis in adults. Approximately 4.5 million people in the U.S. suffer from psoriasis; of these, approximately one million seek treatment. Most cases are treated with topical steroids, while the more severe cases are treated with oral or injectable treatments. The product is currently manufactured and marketed by Roche. It is approved for the treatment of severe psoriasis, and has been studied in plaque, guttate, erythrodermic, palmar-plantar and pustular psoriasis. Soriatane is the only treatment approved for both initial and maintenance psoriasis therapy. It is supplied as 10 mg and 25 mg capsules. Roche received FDA approval for Soriatane in 1997 and its patent protection ended in 1999, although there are currently no generic competitors in the marketplace. We believe Soriatane is currently the only oral retinoid being marketed for psoriasis in the United States. Roche's U.S. net sales of Soriatane were approximately $41 million in 2003, $36 million in 2002 and $37 million in 2001.

Clinical efficacy studies showed that 76% of patients taking Soriatane showed statistically significant improvement in as little as eight weeks. At six months, 40% of patients experienced complete or almost complete clearing of their psoriasis; at 12 months, patients continued to experience statistically significant improvement in symptoms. In published literature, patients treated with Soriatane had PASI 50 scores (percentage of patients with at least 50% improvement in PASI score) of 85% and PASI 75 scores of 52%, both at 12 weeks. Additionally 59% of patients treated for 12 weeks were relapse free from psoriasis at six months post treatment, and at 12 months Soriatane patients had PASI scores of 78%. Since Soriatane is neither immunosuppressive nor cytotoxic, it can be used without the risk of reducing a patient's resistance to common infections.

In women of childbearing potential, Soriatane should be reserved for non-pregnant patients who have not responded to other therapies or whose clinical condition makes other treatments inappropriate, because the drug may cause serious birth defects. Women who are pregnant or might become pregnant during therapy or within three years after stopping therapy should not take Soriatane. Less frequent but potentially serious adverse events that have been reported include liver toxicity, pancreatitis and increased intracranial pressure, as well as bone spurs, alteration in lipid levels, possible cardiovascular effects and eye problems.

ROYALTY-BEARING PRODUCTS AND LICENSED TECHNOLOGY

Foam Technology. We are party to an agreement with Pfizer, Inc. (formerly Pharmacia Corporation) pursuant to which we granted Pfizer exclusive global rights, excluding Japan, to our proprietary foam drug delivery technology for use with Pfizer's Rogaine® hair loss treatment. The license with Pfizer will expand the reach of the foam vehicle to the non-prescription (over-the-counter) pharmaceutical market. Under the agreement, Pfizer paid us an initial licensing fee, and agreed to pay us when it achieves specified milestones, plus a royalty on product sales. We recognized $1.0 million under the agreement during 2002 related to license fees and milestone payments. During 2003 we recognized $86,000 in license fees related to development costs. Pfizer will be responsible for most product development activities and costs. Unless terminated earlier, the agreement with Pfizer will terminate on the first date on which all of Pfizer's obligations to pay royalties has expired or been terminated. In general, in each country (excluding Japan) where the manufacture, importation, distribution, marketing, sale or use of the product would infringe any of our issued patents covered by the agreement, Pfizer's obligation to pay patent royalties with respect to that country will expire automatically on the expiration or revocation of the last of our patents to expire (or to be revoked) in that country. No patents have yet been issued covering this technology.

Before April 2001, Connetics Australia (under the name Soltec Research Pty Ltd., or Soltec) had entered into a number of other agreements for the foam technology. Connetics Australia licensed the technology of betamethasone valerate foam to Celltech plc in Europe, and Celltech has licensed the worldwide rights to their patent on the steroid foam technology to us through Connetics Australia. In 2003, we bought the rights to the U.S. patent from Celltech. We pay Celltech royalties on all sales worldwide of foam formulations containing steroids. Celltech markets their product as Bettamousse® (the product equivalent of Luxíq), and Celltech paid us royalties for their sales through April 2003. We have license agreements with Bayer (in the U.S.) and Pfizer and Mipharm (internationally) for the use of pyrethrin foam for head lice. That product is marketed in the U.S. as RID®, as Banlice® in Australia, and as Milice® in Italy. We receive royalties on sales of those products. In February 2004, we entered into an agreement with Mipharm to license ketoconazole foam to them in exchange for an initial fee of $90,000, plus future milestone and royalty payments. In 2003, on a consolidated basis, we received $267,000 in royalties for foam-based technology.

As discussed under "OLUX Foam," above, we have licensed to Mipharm commercial rights to market and sell OLUX in Italy, and we will receive milestone payments and royalties on future product sales. We have received $50,000 under the agreement through December 31, 2003. Based on the minimum royalty provisions in the agreement, and assuming the agreement stays in force through 2021, the aggregate potential minimum royalties under the contract are $975,000. Unless terminated earlier, the agreement with Mipharm will terminate on the later of September 2021 and the last expiration date of the patents covering the aerosol mousse technology, which is currently 2015.

Aerosol Spray. We have licensed to S.C. Johnson & Son, Inc. the rights to a super-concentrated aerosol spray that is marketed in the U.S. and internationally. We receive royalties on sales of the product. In 2003, on a consolidated basis, we received $7.0 million in royalties in connection with this agreement, which included a one-time royalty payment of $2.9 million. On January 5, 2004, we reached an agreement with S.C. Johnson to terminate the license agreement, and we will cease recognizing royalties in connection with the agreement after the first quarter of 2004.

Liquipatch. We have agreements with Novartis to develop Liquipatch™ for various indications. Liquipatch is a multi-polymer gel-matrix delivery system that applies to the skin like a normal gel and dries to form a very thin, invisible, water-resistant film. This film enables a controlled release of the active agent, which we believe will provide a longer treatment period. In June 2001, we entered into a global licensing agreement with Novartis Consumer Health SA for the Liquipatch drug-delivery system for use in topical antifungal applications. The agreement followed successful pilot development work and gives Novartis the exclusive, worldwide right to use the Liquipatch technology in the topical antifungal field. In March 2002, Novartis paid $580,000 to exercise its then-existing option to expand the license agreement. Novartis has paid an aggregate of $641,000 under the contract as of December 31, 2003. The total potential licensing and milestone fees range from $75,000 to $375,000 for the life of the contract. Unless terminated earlier, the agreement may be terminated by either party after the expiration of one or more claims within a patent covered by the agreement with respect to the relevant country (which claim has not been declared to be invalid or unenforceable by a court of competent jurisdiction) or after eight years anniversary of the first market introduction of the product in countries without such a claim. The expiration date of the last patent to expire is currently 2017. Novartis will be responsible for all development costs, and will be obligated to pay royalties on future product sales.

Actimmune®. We have an agreement with InterMune, Inc. pursuant to which InterMune pays us royalties for sales of Actimmune® (gamma interferon). In connection with the agreement, InterMune paid us approximately $6.1 million, of which $942,000 was paid to us in March 2001 and the balance was paid in 2000. We recorded $358,000 and $172,000 in royalty revenue related to Actimmune sales in 2003 and 2002, respectively. In August 2002, we entered into an agreement with InterMune to terminate our exclusive option for certain rights in the dermatology field in exchange for a payment of $350,000. We recognized the full amount of this revenue in 2002.

Ridaura®. In April 2001, we sold all of our rights and interests in Ridaura® (auranofin) to Prometheus Laboratories, Inc. Ridaura is a prescription pharmaceutical product for the treatment of rheumatoid arthritis. Under the terms of the agreement with Prometheus, we sold all of our rights, interests and assets for or related to the use, manufacture or sale of Ridaura in the United States and Puerto Rico for $9.0 million in cash plus a royalty on annual sales of Ridaura in excess of $4.0 million per calendar year through March 2006. We received $133,000 and $0 in royalties in 2003 and 2002, respectively.

SALES AND MARKETING

We have an experienced, highly productive sales and marketing organization, which is dedicated to dermatology. As of March 1, 2004, we had 96 employees in our sales and marketing organization, including 79 field sales directors and representatives. Since a relatively small number of physicians write the majority of prescriptions, we believe that the size of our sales force is appropriate to reach our target physicians.

Our marketing efforts are focused on assessing and meeting the needs of dermatologists, residents, dermatology nurses, and physicians' assistants. Our sales representatives strive to cultivate relationships of trust and confidence with the healthcare professionals they call on. The nearly 9,800 U.S. dermatologists and dermatology medical professionals our sales force called on in 2003 are responsible for approximately 99% of all topical corticosteroid prescriptions written by dermatologists in the United States. To achieve our marketing objectives, we use a variety of advertising, promotional material (including journal advertising, promotional literature, and rebate coupons), specialty publications, participation in educational conferences, support of continuing medical education activities, and advisory board meetings, as well as product internet sites to convey basic information about our products and our company. Our corporate website at *www.connetics.com* includes fundamental information about the company as well as descriptions of ongoing research, development and clinical work. Our product websites, at *www.olux.com* and *www.luxiq.com,* provide information about the products and their approved indications, as well as copies of the full prescribing information, the patient information booklet, and rebate coupons.

In addition to traditional marketing approaches and field sales relationships with dermatologists, we sponsor several programs that support the dermatology field. We currently provide funding to sponsor one dermatology resident at Stanford University Medical School and dermatology fellows at the Harvard Medical School and Johns Hopkins Medical Center. We also provide corporate sponsorship to various dermatology groups, including the American Academy of Dermatology, the National Psoriasis Foundation, the Dermatology Foundation, the Skin Disease Education Foundation, and the Foundation for Research & Education in Dermatology. In 2003, we sponsored 20 children to attend Camp Wonder, a summer camp sponsored by the Childrens' Skin Disease Foundation for children suffering from serious and fatal skin diseases.

COMPETITION

The specialty pharmaceutical industry is characterized by intense market competition, extensive and rapid product development and substantial technological change. Competition is intense among manufacturers of prescription pharmaceuticals, such as our products. The principal means of competition used to market our products include quality, service, price, intellectual property, and product performance.

Each of our products competes for a share of the existing market with numerous products that have become standard treatments recommended or prescribed by dermatologists. OLUX and Luxíq compete with a number of corticosteroid brands in the super-, high- and mid-potency categories for the treatment of inflammatory skin conditions, as well as with generic products. Competing brands include Halog® and Ultravate®, marketed by Bristol-Myers Squibb Company; Elocon® and Diprolene®, marketed by Schering-Plough Corporation; Locoid®, marketed by Ferndale Labs; Temovate® and Cutivate®, which are marketed by GlaxoSmithKline; DermaSmoothe FS®, marketed by Hill Dermaceuticals; Capex™ and Clobex™, marketed by Galderma; and Psorcon®, marketed by Dermik Laboratories, Inc. The FDA has approved two systemic biologic drugs for the treatment of severe psoriasis: Amevive™, marketed by Biogen; and Raptiva™, marketed by Genentech, Inc. These biologics will compete with the market for Soriatane. In addition, both OLUX and Luxíq compete with generic (non-branded) pharmaceuticals, which claim to offer equivalent therapeutic benefits at a lower cost. In some cases, insurers and other third-party payors seek to encourage the use of generic products making branded products less attractive, from a cost perspective, to buyers.

Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, marketing, sales, technical and human resources than we do. In addition, many of these competitors have more collective experience than we do in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products, and have research and development capabilities that may allow such competitors to develop new or improved products that may compete with our product lines. Our products could be rendered obsolete or made uneconomical by the development of new products to treat the conditions addressed by our products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Moreover, our competitors may succeed in obtaining FDA approval for products more rapidly or successfully than we do.

We intend to compete on the basis of the quality and efficacy of our products and unique drug delivery vehicles, combined with the effectiveness of our marketing and sales efforts. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to, and develop pharmaceutical products and compounds, and to exploit these products and compounds commercially before others are able to develop competitive products.

CUSTOMERS

We sell product directly to wholesale distributors and, since January 2003, to a national retail pharmacy chain. Patients have their prescriptions filled by pharmacies that buy the drug from the wholesalers. Accordingly, the number of prescriptions written for our products only indirectly affects our product revenues. Our customers include the nation's leading wholesale pharmaceutical distributors, such as McKesson HBOC, Inc., Cardinal Health, Inc., and AmerisourceBergen Corporation, and one national retail pharmacy chain, Walgreens.

RESEARCH AND DEVELOPMENT AND PRODUCT PIPELINE

Innovation by our research and development operations is very important to the success of our business. Our research and development expenses were $30.1 million in 2003, $25.8 million in 2002, and $19.2 million in 2001. Our goal is to discover, develop and bring to market innovative products that address unmet healthcare needs. Our substantial investment in research and development supports this goal. We have the rights to a variety of pharmaceutical agents in various stages of pre-clinical and clinical development in several novel delivery technologies.

Our development activities involve work related to product formulation, preclinical and clinical study coordination, regulatory administration, manufacturing, and quality control and assurance. Many pharmaceutical companies conduct early stage research and drug discovery, but to obtain the most value from our development portfolio, we are focusing on later-stage development. This approach helps to minimize the risk and time requirements for us to get a product on the market. Our strategy involves targeting product candidates that we believe have large market potential, and then rapidly evaluating and formulating new therapeutics by using previously approved active ingredients reformulated in our proprietary delivery system. This product development strategy allows us to conduct limited preclinical safety trials, and to move rapidly into safety and efficacy testing in humans with products that offer significant improvements over existing products. A secondary strategy is to evaluate the acquisition of products from other companies.

We have developed several additional aerosol foams similar to our foam delivery system for OLUX and Luxíq, including water-, ethanol- and petrolatum-based foams. We have also developed Liquipatch, a multi-polymer gel-matrix delivery system that applies to the skin like a normal gel and dries to form a very thin, invisible, water-resistant film. This film enables a controlled release of the active agent, which we believe will provide a longer treatment period. We anticipate developing one or more new products in the aerosol foam or Liquipatch formulations, by incorporating leading dermatologic agents in formulations that are tailored to treat specific diseases or different areas of the body.

All products and technologies under development require significant commitments of personnel and financial resources. In addition to our in-house staff and resources, we contract a substantial portion of development work to outside parties. For example, we typically engage contract research organizations to manage our clinical trials. We have contracts with vendors to conduct product analysis and stability studies, and we outsource all of our manufacturing scale-up and production activities. We also use collaborative relationships with pharmaceutical partners and academic researchers to augment our product development activities, and from time to time we enter into agreements with academic or university-based researchers to conduct various studies for us.

PATENTS AND PROPRIETARY RIGHTS

Our success will depend in part on our ability and our licensors' ability to obtain and retain patent protection for our products and processes, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties. We are pursuing a number of U.S. and international patent applications, although we cannot be sure that any of these patents will ever be issued. We also have acquired rights by assignment to patents and patent applications from certain of our consultants and officers. These patents and patent applications may be subject to claims of rights by third parties. If there are conflicting claims to the same patent or patent application, we may not prevail and, even if we do have some rights in a patent or application, those rights may not be sufficient to allow us to market and distribute products covered by the patent or application.

The U.S. and worldwide issued patents and pending applications we are developing and pursuing in our intellectual property portfolio relate to novel drug delivery vehicles for the topical administration of active pharmaceutical ingredients, for use in both human and veterinary applications. We own or are exclusively licensed under pending applications and/or issued patents worldwide relating to OLUX and Luxíq, and other products in the earlier stages of research. Of the 20 U.S. or worldwide issued patents relating to our technologies, one relates to corticosteroid foam formulations, one relates to a foam formulation for the treatment of head lice, nine relate to an antibacterial foam formulation, one relates to ketoconazole foam, three relate to emollient foams, and five relate to Liquipatch. Of the additional 19 issued patents related to the technologies developed by Connetics Australia, three relate to the aerosol technology licensed to S. C. Johnson, one relates to an acne treatment and 15 relate to an ectoparasiticidal formulation which has veterinary applications. We also have an exclusive license under two patents covering stable retinoid compositions. The patents discussed above expire between 2004 and 2019.

The delivery technology that is the basis for OLUX and Luxíq is covered by a U.S. patent on methods of treating various skin diseases using a foam pharmaceutical composition comprising a corticosteroid active substance, a propellant and a buffering agent. That patent will expire in 2015. The Liquipatch technology is covered by one U.S. patent, which will expire in 2016.

With respect to patent applications that we or our licensors have filed, and patents issued to us or our licensors, we cannot assure you that:

- any of our or our licensors' patent applications will issue as patents,
- any issued patents will provide competitive advantage to us, or
- our competitors will not successfully challenge or circumvent any issued patents.

We rely on and expect to continue to rely on unpatented proprietary know-how and continuing technological innovation in the development and manufacture of many of our principal products. We require all our employees, consultants and advisors to enter into confidentiality agreements with us. These agreements, however, may not provide adequate protection for our trade secrets or proprietary know-how in the event of any unauthorized use or disclosure of such information. In addition, others may obtain access to or independently develop similar or equivalent trade secrets or know-how.

TRADEMARKS

We believe that trademark protection is an important part of establishing product and brand recognition. We own eight U.S. and 10 non-U.S. registered trademarks, and several trademark applications and common law trademarks related to our dermatology business. United States federal registrations for trademarks remain in force for 10 years and may be renewed every 10 years after issuance, provided the mark is still being used in commerce. However, any such trademark or service mark registrations may not afford us adequate protection, and we may not have the financial resources to enforce our rights under any such trademark or service mark registrations. If we are unable to protect our trademarks or service marks from infringement, any goodwill developed in such trademarks or service marks could be impaired.

MANUFACTURING

We do not operate manufacturing or distribution facilities for any of our products. Instead, we contract with third parties to manufacture our products for us. Our company policy and the FDA require that we contract only with manufacturers that comply with current Good Manufacturing Practice, or cGMP, regulations and other applicable laws and regulations. Currently, DPT Laboratories, Ltd., or DPT, and Accra Pac Group, Inc. manufacture commercial supplies of OLUX and Luxíq, as well as physician samples of those products for us. DPT also manufactures clinical supplies for our various clinical trial programs. In March 2002, we entered into agreements with DPT to construct an aerosol filling line at DPT's plant in Texas and to manufacture and fill our commercial aerosol products. The aerosol line was completed in September 2002 and approved for commercial manufacture in February 2003.

WAREHOUSING AND DISTRIBUTION

Currently, all of our product distribution activities are handled by Cardinal Health Specialty Pharmaceutical Services, or SPS. SPS is a division of Cardinal Health, which was our largest customer in 2003. For more information about our customers, see *"Customers"* above, and *Note 2 of Notes to Consolidated Financial Statements.* SPS stores and distributes products to our customers from a warehouse in Tennessee. When SPS receives a purchase order, it processes the order into a computerized distribution database. Generally, our customers' orders are shipped from SPS within 24 hours after their order is received. Once the order has shipped, SPS generates and mails out invoices on our behalf. Any delay or interruption in the distribution process or in payment by our customers could have a material effect on our business.

GOVERNMENT REGULATION

Generally - Product Development. The pharmaceutical industry is subject to regulation by the FDA under the Food, Drug and Cosmetic Act, by the states under state food and drug laws, and by similar agencies outside of the United States. In order to clinically test, manufacture, and market products for therapeutic use, we must satisfy mandatory procedures and safety and effectiveness standards established by various regulatory bodies. We have provided a more detailed explanation of the standard we are subject to under *"Factors Affecting Our Business and Prospects — We may spend a significant amount of money to obtain FDA and other regulatory approvals, which may never be granted"* and *"— We cannot sell our current products and product candidates if we do not obtain and maintain governmental approvals"* below.

We expect that all of our prescription pharmaceutical products will require regulatory approval by governmental agencies before we can commercialize them, although the nature and extent of the review process for our potential products will vary depending on the regulatory categorization of particular products. Federal, state, and international regulatory bodies govern or influence, among other things, the testing, manufacture, labeling, storage, record keeping, approval, advertising, and promotion of our products on a product-by-product basis. Failure to comply with applicable requirements can result in, among other things, warning letters, fines, injunctions, penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of approval, and criminal prosecution. Accordingly, ongoing regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that we have or may develop.

Product development and approval within this regulatory framework, and the subsequent compliance with appropriate federal and foreign statutes and regulations, takes a number of years and involves the expenditure of substantial resources. Generally, a company must conduct pre-clinical studies before it can obtain FDA approval for a new therapeutic agent. The basic purpose of pre-clinical investigation is to gather enough evidence on the potential new agent through laboratory experimentation and animal testing, to determine if it is reasonably safe to begin preliminary trials in humans. The sponsor of these studies submits the results to the FDA as a part of an investigational new drug application, which the FDA must review before human clinical trials of an investigational drug can start. We have filed and will continue to be required to sponsor and file investigational new drug applications, and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of our product candidates.

Clinical trials are normally done in phases and generally take two to five years, but may take longer, to complete. Phase I trials generally involve administration of a product to a small number of patients to determine safety, tolerance and the metabolic and pharmacologic actions of the agent in humans and the side effects associated with increasing doses. Phase II trials generally involve administration of a product to a larger group of patients with a particular disease to obtain evidence of the agent's effectiveness against the targeted disease, to further explore risk and side effect issues, and to confirm preliminary data regarding optimal dosage ranges. Phase III trials involve more patients, and often more locations and clinical investigators than the earlier trials. At least one such trial is required for FDA approval to market a drug.

The rate of completion of our clinical trials depends upon, among other factors, the rate at which patients enroll in the study. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on our business. In addition, side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing approval.

The Food, Drug and Cosmetic Act includes provisions for accelerating the FDA approval process under certain circumstances. For example, we used the so-called 505(b)(2) application process for OLUX, Luxíq, Extina and Actiza, which permitted us in each case to satisfy the requirements for a full NDA by relying on published studies or the FDA's findings of safety and effectiveness based on studies in a previously-approved NDA sponsored by another applicant, together with the studies generated on our products. While the FDA evaluation used the same standards of approval as an NDA, the number of clinical trials required to support a 505(b)(2) application, and the amount of information in the application itself, may be substantially less than that required to support an NDA application. The 505(b)(2) process will not be available for all of our other product candidates, and as a result the FDA process may be longer for our future product candidates than it has been for our products to date.

After we complete the clinical trials of a new drug product, we must file an NDA with the FDA. We must receive FDA clearance before we can commercialize the product, and the FDA may not grant approval on a timely basis or at all. The FDA can take between one and two years to review an NDA, and can take longer if significant questions arise during the review process. In addition, if there are changes in FDA policy while we are in product development, we may encounter delays or rejections that we did not anticipate when we submitted the new drug application for that product. We may not obtain regulatory approval for any products that we develop, even after committing such time and expenditures to the process. Even if regulatory approval of a product is granted, it may entail limitations on the indicated uses for which the product may be marketed.

Our products will also be subject to foreign regulatory requirements governing human clinical trials, manufacturing and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement are similar, but not identical, to FDA requirements, and they vary widely from country to country.

Manufacturing. The FDA regulates and inspects equipment, facilities, and processes used in the manufacturing of pharmaceutical products before providing approval to market a product. If after receiving clearance from the FDA, we make a material change in manufacturing equipment, location, or process, we may have to undergo additional regulatory review. We must apply to the FDA to change the manufacturer we use to produce any of our products. We and our contract manufacturers must adhere to cGMP and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect equipment, facilities, and processes after the initial approval. If, as a result of these inspections, the FDA determines that our (or our contract manufacturers') equipment, facilities, or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek sanctions and/or remedies against us, including suspension of our manufacturing operations.

Post-Approval Regulation. The FDA continues to review marketed products even after granting regulatory clearances, and if previously unknown problems are discovered or if we fail to comply with the applicable regulatory requirements, the FDA may restrict the marketing of a product or impose the withdrawal of the product from the market, recalls, seizures, injunctions or criminal sanctions. In its regulation of advertising, the FDA from time to time issues correspondence to pharmaceutical companies alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices.

Pharmacy Boards. We are required in most states to be licensed with the state pharmacy board as either a manufacturer, wholesaler, or wholesale distributor. Many of the states allow exemptions from licensure if our products are distributed through a licensed wholesale distributor. The regulations of each state are different, and the fact that we are licensed in one state does not authorize us to sell our products in other states. Accordingly, we undertake an annual review of our license status and that of SPS to ensure continued compliance with the state pharmacy board requirements.

Fraud and Abuse Regulations. We are subject to various federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claims laws. In April 2003, the Office of Inspector General, or OIG, of the U.S. Department of Health and Human Services released guidance that outlines several considerations for pharmaceutical manufacturers to be aware of in the context of marketing and promotion of products reimbursable by the federal health care programs.

The federal anti-kickback statute places constraints on business activities in the health care sector that are common business activities in other industries, including sales, marketing, discounting, and purchase relations. Practices that may be common or longstanding in other businesses are not necessarily acceptable or lawful when soliciting federal health care program business. Specifically, anti-kickback laws make it illegal for a prescription drug manufacturer to solicit or to offer or pay anything of value for patient referrals, or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease or ordering of, any item or service that is reimbursable in whole or part by a federal health care program, including the purchase or prescription of a particular drug. The federal government has published regulations that identify "safe harbors" or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. We seek to comply with the safe harbors where possible. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing some of our practices, it is possible that our practices might be challenged under anti-kickback or similar laws.

False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws.

Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid).

Medicaid and State Rebate Programs. We participate in the Federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. As a manufacturer currently of single source products only, the amount of the rebate for each of our products is set by law as the greater of 15.1% of the average manufacturer price of that product, or the difference between the average manufacturer price and the best price available from the company to any customer, with the final rebate amount adjusted upward if increases in average manufacturer price since product launch have outpaced inflation. The Medicaid rebate amount is computed each quarter based on our submission to the U.S. Department of Health and Human Services Centers for Medicare and Medicaid Services of our current average manufacturer price and best price for each of our products. As part of our revenue recognition policy, we provide reserves on this potential exposure at the time of product shipment.

Federal law also requires that any company that participates in the Medicaid program must extend comparable discounts to qualified purchasers under the Public Health Services, or PHS, pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebate to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries.

We also make our products available to authorized users of the Federal Supply Schedule, of FSS, of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs. The Veterans Health Care Act of 1992, or VHCA, imposes a requirement that the prices a company such as Connetics charges the Veterans Administration, the Department of Defense, the Coast Guard, and the PHS be discounted by a minimum of 24% off the average manufacturer price charged to non-federal customers. Our computation of the average price to non-federal customers is used in establishing the FSS price for these four purchasers. The government maintains the right to audit the accuracy of our computations. Among the remedies available to the government for failure to accurately calculate FSS pricing and the average manufacturer price charged to non-federal customers is recoupment of any overpayments made by FSS purchasers as a result of errors in computations that affect the FSS price.

The Medicaid rebate statute and the VHCA also provide that, in addition to penalties that may be applicable under other federal statutes, civil monetary penalties may be assessed for knowingly providing false information in connection with the pricing and reporting requirements under the laws. The amount that may be assessed is up to $100,000 for each item of false information. We have provided additional information about the risks associated with participation in the Medicaid and similar programs, under *"Factors Affecting Our Business and Prospects — Our sales depend on payment and reimbursement from third party payors, and if they reduce or refuse payment or reimbursement, the use and sales of our products will suffer, we may not increase our market share, and our revenues and profitability will suffer"* and "*— The growth of managed care organizations and other third-party reimbursement policies may have an adverse effect on our pricing policies and our margins*" below.

MARKETING TO HEALTHCARE PROFESSIONALS

The pharmaceutical industry is regulated by a number of agencies which have issued guidelines on, among other matters, how pharmaceutical manufacturers interact with doctors and other healthcare professionals. In April 2003, the OIG issued its "Compliance Program Guidance for Pharmaceutical Manufacturers," and the OIG has announced that the compliance program guidance is a major initiative in its effort to engage the health care community in preventing and reducing fraud and abuse in federal health care programs. The stated purpose of the compliance program guidance is to encourage the use of internal controls to efficiently monitor adherence to applicable statutes, regulations and program requirements. The program guidance sets forth seven elements that the OIG says are widely recognized as fundamental to an effective compliance program. Officially, the guidance is voluntary and does not represent binding standards for pharmaceutical manufacturers, but in practical effect, the compliance program guidance sets forth the essential elements of an effective compliance program, some of which represent significant restrictions on how pharmaceutical companies can interact with the medical community.

We intend for our relationships with doctors to benefit patients and to enhance the practice of medicine, and at the same time represent the interests of our stockholders in maintaining and growing our company. We have adopted internal policies that emphasize to our employees that all interactions with healthcare professionals should be focused on informing them about FDA-approved uses of our products, providing scientific and educational information consistent with FDA regulations and guidances, or supporting medical research and education. We believe that effective marketing of our products is necessary to ensure that patients have access to the products they need, and that the products are correctly used for maximum patient benefit. Our marketing and sales organization is critical to achieving these goals, because they foster relationships that enable us to inform healthcare professionals about the benefits and risks of our products, provide scientific and educational information, support medical research and education, and obtain feedback and advice about our products through consultation with medical experts.

MARKETING EXCLUSIVITY

The FDA has the power to grant pharmaceutical companies new drug product exclusivity for a drug, independent of any orphan drug or patent term exclusivity accorded to that drug. This marketing exclusivity essentially prevents competition from other manufacturers who wish to put generic versions of the product into U.S. commerce. The FDA has granted us marketing exclusivity for foam-based products incorporating clobetasol propionate until December 20, 2005, for the short-term topical treatment of mild to moderate plaque-type psoriasis of non-scalp regions. The exclusivity prevents other parties from submitting or getting approval for any comparable application before the exclusive period expires. The FDA determines whether a drug is eligible for exclusivity on a case-by-case basis. The FDA may grant three-year exclusivity provided that the application included at least one new clinical investigation other than bioavailability studies, the investigation was conducted or sponsored by the drug company, and the reports of the clinical investigation were essential to the approval of the application. At the time we submitted the sNDA for the expanded label for OLUX, we requested exclusivity for the new indication. The FDA has not advised us of its position on that issue.

TERMINATION OF RELAXIN DEVELOPMENT PROGRAM

In October 2000, we announced that our pivotal trial for a recombinant form of a natural human hormone called relaxin was unsuccessful in reaching the "primary endpoint" of that trial. There were, however, statistically significant responses with respect to secondary parameters measured in that trial. Based on the result of the pivotal trial, and following an extensive evaluation of other potential uses for relaxin, in May 2001, we announced our decision to reduce our investment in relaxin in favor of focusing our resources on expanding our dermatology business, and to pursue a license partner or other strategic alternative for the relaxin program. In June 2003, we sold all of our rights and interest in the development of recombinant human relaxin to BAS Medical, Inc., or BAS Medical. In exchange, BAS Medical paid us $100,000 in an upfront assignment fee that we recognized as license revenue in the third quarter of 2003. BAS Medical will pay an additional $900,000 if it achieves various milestones, and will pay royalties on future product sales. In connection with the sale, we also assigned to BAS Medical all of our rights in intellectual property relating to relaxin, and our rights and obligations under outstanding contracts to develop relaxin. Specifically, we assigned to BAS Medical all of our rights under outstanding agreements with Genentech, Inc., the Howard Florey Institute, Mario Bigazzi, M.D., Paladin Labs, Inc., and F.H. Faulding & Co. As a result of this agreement we recognized $661,000 of previously deferred revenue associated with the relaxin license agreements during the third quarter of 2003.

ENVIRONMENTAL REGULATION

Our research and development activities involve the controlled use of hazardous and biohazardous materials, chemicals such as solvents and active pharmaceutical agents, compressed gases, and certain radioactive materials, such as hydrogen-3, and carbon-14. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials.

Compliance with federal, state and local laws regarding the discharge of materials into the environment or otherwise relating to the protection of the environment has not had, and is not expected to have, any adverse effect on our capital expenditures, earnings or competitive position. We are not presently a party to any litigation or administrative proceeding with respect to our compliance with such environmental standards. In addition, we do not anticipate being required to expend any funds in the near future for environmental protection in connection with our operations.

EMPLOYEES

As of March 1, 2004, we had 215 full-time employees, including 16 in Connetics Australia. Of the full-time employees, 96 were engaged in sales and marketing, 81 were in research and development and 38 were in general and administrative positions. We believe our relations with our employees are good.

FACTORS AFFECTING OUR BUSINESS AND PROSPECTS

There are many factors that affect our business and results of operations, some of which are beyond our control. The following section describes some of the important factors that may cause the actual results of our operations in future periods to differ materially from the results currently expected or desired, and so materially affect our future developments and performance. This list of factors is illustrative, but not exhaustive. Accordingly, you should evaluate all forward-looking statements with the understanding of their inherent uncertainty. Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our results of operations are not a good indication of our future performance.

Risks Related To Our Business

Our business faces significant risks. In addition to the other information contained in this prospectus and the documents incorporated by reference in this prospectus, you should carefully consider the following risks before purchasing our securities.

Our operating results may fluctuate. This fluctuation could cause financial results to be below expectations and the market prices of our securities to decline.

Our operating results may fluctuate from period to period for a number of reasons, some of which are beyond our control. Even a relatively small revenue shortfall may cause a period's results to be below our expectations or projections, which in turn may cause the market price of our securities to drop significantly and the value of your investment to decline in value.

If we do not obtain the capital necessary to fund our operations, we will be unable to develop or market our products.

Although we are currently generating positive cash flows from operations, in the future our product revenues could decline or we might be unable to raise additional funds when we need them. In that case, we may not have sufficient funds to be able to market our products as planned or continue development of our other products. Accordingly, we may need to raise additional funds through public or private financings, strategic relationships or other arrangements. Any additional equity financing may be dilutive to our stockholders and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters.

If we do not achieve and sustain profitability, stockholders may lose their investment.

Except for fiscal year 2000, we have lost money every year since our inception. We had net losses of $27.3 million in 1999, $15.0 million in 2000 (after excluding a one-time gain of $43.0 million on sales of stock we held in InterMune, Inc. and the associated income tax), $16.7 million in 2001, $16.6 million in 2002, and $4.1 million in 2003. Our accumulated deficit was $130.2 million at December 31, 2003. We may incur additional losses in the future. If we do not eventually achieve and maintain profitability, our stock price may decline.

Our total revenue depends on receiving royalties and contract payments from third parties, and we cannot control the amount or timing of those revenues.

We generate contract and royalty revenues by licensing our products to third parties for specific territories and indications. Our reliance on licensing arrangements with third parties carries several risks, including the possibilities that:

- we may be contractually bound to terms that, in the future, are not commercially favorable to us,
- royalties generated from licensing arrangements may be insignificant or may fluctuate from period to period, and
- a loss of royalties could have a disproportionately large impact on operating income in periods where the operating income is a small profit.

If any of these events occur, we may not be able to successfully develop our products.

Our reported earnings per share may be more volatile because of the conversion provisions of our convertible senior notes or the exercise of outstanding stock options and warrants.

In May 2003 we sold convertible senior notes, due in 2008, in the principal amount of $90 million. The noteholders may convert the notes into shares of our common stock at any time before the notes mature, at a conversion rate of 46.705 shares per $1,000 principal amount of notes, subject to adjustment in certain circumstances. Also, at December 31, 2003 we had 5.9 million shares reserved for issuance upon exercise of outstanding stock options and warrants. Should any noteholders convert the notes, or if our option and warrant holders exercise their options and warrants, our basic earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the basic earnings per share calculation.

If we fail to protect our proprietary rights, competitors may be able to use our technologies, which would weaken our competitive position, reduce our revenues and increase our costs.

We believe that the protection of our intellectual property, including patents and trademarks, is an important factor in product recognition, maintaining goodwill, and maintaining or increasing market share. If we do not adequately protect our rights in our trademarks from infringement, any goodwill that has been developed in those marks could be lost or impaired. If the marks we use are found to infringe upon the trademark of another company, we could be forced to stop using those marks, and as a result we could lose all the goodwill that has been developed in those marks and could be liable for damages caused by an infringement.

Our commercial success depends in part on our ability and the ability of our licensors to obtain and maintain patent protection on technologies, to preserve trade secrets, and to operate without infringing the proprietary rights of others.

We are pursuing several U.S. and international patent applications, although we cannot be sure that any of these patents will ever be issued. We also have acquired rights to patents and patent applications from certain of our consultants and officers. These patents and patent applications may be subject to claims of rights by third parties. Even if we do have some rights in a patent or application, those rights may not be sufficient for the marketing and distribution of products covered by the patent or application.

The patents and applications in which we have an interest may be challenged as to their validity or enforceability. Challenges may result in potentially significant harm to our business. The cost of responding to these challenges and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, could be substantial whether or not we are successful. Such litigation also could require a substantial commitment of management's time. Our business could suffer materially if a third party were to be awarded a judgment adverse to us in any patent interference, litigation or other proceeding arising in connection with these patent applications.

The ownership of a patent or an interest in a patent does not always provide significant protection. Others may independently develop similar technologies or design around the patented aspects of our technology. We only conduct patent searches to determine whether our products infringe upon any existing patents when we think such searches are appropriate. As a result, the products and technologies we currently market, and those we may market in the future, may infringe on patents and other rights owned by others. If we are unsuccessful in any challenge to the marketing and sale of our products or technologies, we may be required to license the disputed rights, if the holder of those rights is willing, or to cease marketing the challenged products, or to modify our products to avoid infringing upon those rights. Under these circumstances, we may not be able to obtain a license to such intellectual property on favorable terms, if at all. We may not succeed in any attempt to redesign our products or processes to avoid infringement.

We rely on our employees and consultants to keep our trade secrets confidential.

We rely on trade secrets and unpatented proprietary know-how and continuing technological innovation in developing and manufacturing our products. We require each of our employees, consultants and advisors to enter into confidentiality agreements prohibiting them from taking our proprietary information and technology or from using or disclosing proprietary information to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, are our exclusive property, other than inventions unrelated to us and developed entirely on the individual's own time. Nevertheless, these agreements may not provide meaningful protection of our trade secrets and proprietary know-how if they are used or disclosed. Despite all of the precautions we may take, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. In addition, others may independently develop similar or equivalent trade secrets or know-how.

Our use of hazardous materials exposes us to the risk of environmental liabilities, and we may incur substantial additional costs to comply with environmental laws.

Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to laws and regulations governing the use, storage, handling and disposal of these materials and certain waste products. In the event of accidental contamination or injury from these materials, we could be liable for any damages that result and any liability could exceed our resources. We may also be required to incur significant costs to comply with environmental laws and regulations as our research activities increase. Although we maintain general liability insurance in the amount of $10 million aggregate and workers compensation coverage in the amount of $1 million per incident, our insurance may not provide adequate coverage against potential claims or losses related to our use of hazardous materials, and we cannot be certain that our current coverage will continue to be available on reasonable terms, if at all.

We may be unable to effectively integrate Soriatane into our existing business and our marketing efforts for Soriatane may not be successful.

We will not be able to achieve the benefits of the acquisition of Soriatane unless we are able to integrate that product with our existing products. Moreover, the integration of this program requires substantial attention from management and any diversion of management's attention away from our existing business could adversely impact our operations. In anticipation of our commercial re-launch of Soriatane in the U.S., we are expending significant resources. We will begin to train our sales force to sell Soriatane in the second quarter of 2004, and we may not see any increase in commercial sales of Soriatane as compared to historical results until after our sales force is trained to market Soriatane, if at all.

If we engage in future acquisitions, we will incur a variety of costs, and we may not be able to realize the anticipated benefits.

From time to time, we discuss with third parties potential acquisitions of products, technologies and businesses. Acquisitions may require us to make considerable cash outlays and can entail the need for us to issue equity securities, incur debt and contingent liabilities, incur amortization expenses related to intangible assets, and can result in the impairment of goodwill, which could harm our profitability. In addition, acquisitions involve a number of risks, including:

- difficulties in and costs associated with the assimilation of the operations, technologies, personnel and products of the acquired companies,
- assumption of known or unknown liabilities or other unanticipated events or circumstances, and
- risks of entering markets in which we have limited or no experience.

Any of these risks could harm our ability to achieve levels of profitability of acquired operations or to realize other anticipated benefits of an acquisition.

Our future product revenues could be reduced by imports from countries where our products are available at lower prices.

While our products are not generally available for sale outside the United States, OLUX has been approved for sale in Europe. Also, Roche will continue to market Soriatane outside of the United States. There have been cases in which pharmaceutical products were sold at steeply discounted prices in markets outside the United States and then re-imported to the United States where they could be resold at prices higher than the original discounted price, but lower than the prices commercially available in the United States. If this happens with our products our revenues would be adversely affected.

In addition, in the European Union, we are required to permit cross border sales. This allows buyers in countries where government-approved prices for our products are relatively high to purchase our products legally from countries where they must be sold at lower prices. Such cross-border sales could adversely affect our revenues.

Our indebtedness and debt service obligations may adversely affect our cash flow.

In May 2003 we issued $90 million of convertible senior notes in a private offering. We will pay interest on the notes at a rate of 2.25% per year. In 2003, we recorded $1.2 million in interest on the notes. Assuming none of the notes are redeemed or converted, we will record interest on the notes in the amounts of $2.0 million per year from 2004 through 2007, and $843,750 for 2008. Whether we are able to make payments on the notes will depend on our ability to generate sufficient cash. During each of the last five years, our operating cash flows were insufficient to cover our fixed charges. Our ability to generate sufficient cash flow will depend on increasing sales of our products, collection of receivables and the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, some of which are beyond our control.

If we incur new indebtedness, the related risks that we now face could intensify. Whether we are able to make required payments on the notes and to satisfy any other future debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing.

Risks Related to Our Products

Future manufacturing difficulties could delay future revenues from our product sales.

Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies and must be licensed before they can be used in commercial manufacturing of our products. In general, our contract manufacturers purchase principal raw materials and supplies in the open market. If our contract manufacturers cannot provide us with our product requirements in a timely and cost-effective manner, or if the product they supply does not meet commercial requirements for shelf life, our sales of marketed products could be reduced. The active ingredient for our product OLUX is currently supplied by a single source, although we are in the process of qualifying an additional source. We will continue to buy Soriatane finished product and active pharmaceutical ingredient from Roche, and it will take us several months to qualify alternate sources for Soriatane. Substantially all other raw materials are available from a number of sources, and the loss of any one source of supply would not have a material adverse effect on our company, although delays in the availability of some raw materials could cause delays in our commercial production.

Any commercial dispute with any of our suppliers could result in delays in the manufacture of product, and affect our ability to commercialize our products. We cannot be certain that manufacturing sources will continue to be available or that we can continue to out-source the manufacturing of our products on reasonable or acceptable terms. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect our inventories and supply of products available for sale. If we are unable to supply sufficient amounts of our products on a timely basis, our market share could decrease and, correspondingly, our profitability could decrease..

If our contract manufacturers fail to comply with cGMP regulations, we may be unable to meet demand for our products and may lose potential revenue.

All of our contractors must comply with the applicable FDA cGMP regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. If our contract manufacturers do not comply with the applicable cGMP regulations and other FDA regulatory requirements, the availability of marketed products for sale could be reduced and we could suffer delays in the progress of clinical trials for products under development. We do not have control over our third-party manufacturers' compliance with these regulations and standards. Our business interruption insurance, which covers the loss of income for up to $14.6 million at our California and Australia locations, and lower amounts for each of our contract manufacturers, may not completely mitigate the harm to our business from the interruption of the manufacturing of products. The loss of a manufacturer could still have a negative effect on our sales, margins and market share, as well as our overall business and financial results.

If our supply of finished products is interrupted, our ability to maintain our inventory levels could suffer and future revenues may be delayed.

We try to maintain inventory levels that are no greater than necessary to meet our current projections. Any interruption in the supply of finished products could hinder our ability to timely distribute finished products. If we are unable to obtain adequate product supplies to satisfy our customers' orders, we may lose those orders and our customers may cancel other orders and stock and sell competing products. This in turn could cause a loss of our market share and negatively affect our revenues.

Supply interruptions may occur and our inventory may not always be adequate. Numerous factors could cause interruptions in the supply of our finished products including shortages in raw material required by our manufacturers, changes in our sources for manufacturing, our failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials.

We cannot sell our current products and product candidates if we do not obtain and maintain governmental approvals.

Pharmaceutical companies are subject to heavy regulation by a number of national, state and local agencies. Of particular importance is the FDA in the United States. The FDA has jurisdiction over all of our business and administers requirements covering testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. If we fail to comply with applicable regulatory requirements, we could be subject to, among other things, fines, suspensions of regulatory approvals of products, product recalls, delays in product distribution, marketing and sale, and civil or criminal sanctions.

The process of obtaining and maintaining regulatory approvals for pharmaceutical products, and obtaining and maintaining regulatory approvals to market these products for new indications, is lengthy, expensive and uncertain. The manufacturing and marketing of drugs, including our products, are subject to continuing FDA and foreign regulatory review, and later discovery of previously unknown problems with a product, manufacturing process or facility may result in restrictions, including withdrawal of the product from the market. The FDA is permitted to revisit and change its prior determinations and it may change its position with regard to the safety or effectiveness of our products. Even if the FDA approves our products, the FDA is authorized to impose post-marketing requirements such as:

- testing and surveillance to monitor the product and its continued compliance with regulatory requirements,
- submitting products for inspection and, if any inspection reveals that the product is not in compliance, prohibiting the sale of all products from the same lot,
- suspending manufacturing,

- recalling products, and
- withdrawing marketing approval.

Even before any formal regulatory action, we could voluntarily decide to cease distribution and sale or recall any of our products if concerns about safety or effectiveness develop.

To market our products in countries outside of the United States, we and our partners must obtain approvals from foreign regulatory bodies. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval, and approval by the FDA does not ensure approval by the regulatory authorities of any other country.

In its regulation of advertising, the FDA from time to time issues correspondence to pharmaceutical companies alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices, and if we were to receive correspondence from the FDA alleging these practices we might be required to:

- incur substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA's requirements,
- change our methods of marketing and selling products,
- take FDA-mandated corrective action, which could include placing advertisements or sending letters to physicians rescinding previous advertisements or promotion, and
- disrupt the distribution of products and stop sales until we are in compliance with the FDA's position.

We may spend a significant amount of money to obtain FDA and other regulatory approvals, which may never be granted. Failure to obtain such regulatory approvals could adversely affect our prospects for future revenue growth.

Successful product development in our industry is highly uncertain, and the process of obtaining FDA and other regulatory approvals is lengthy and expensive. Very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development may fail to reach the market for a number of reasons, including that the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results, or that the product candidate was not effective in treating a specified condition or illness.

To obtain approval, we must show in preclinical and clinical trials that our products are safe and effective. The FDA approval processes require substantial time and effort, the FDA continues to modify product development guidelines, and we may not be able to obtain FDA approval to conduct clinical trials or to manufacture and market any of the products we develop, acquire or license. Clinical trial data can be the subject of differing interpretation, and the FDA has substantial discretion in the approval process. The FDA may not interpret our clinical data the way we do. The FDA may also require additional clinical data to support approval. The FDA can take between one and two years to review new drug applications, or longer if significant questions arise during the review process. Moreover, the costs to obtain approvals could be considerable and the failure to obtain or delays in obtaining an approval could have a significant negative effect on our business.

Any factor adversely affecting the prescription volume related to our products could harm our business, financial condition and results of operations.

We derive all of our prescription volume from Luxíq and OLUX and, effective March 4, 2004, from Soriatane. Accordingly, any factor adversely affecting our sales related to these products, individually or collectively, could harm our business, financial condition and results of operations. Both Luxíq and OLUX are subject to generic competition, and each of them could be rendered obsolete or uneconomical by regulatory or competitive changes. Product sales could also be adversely affected by other factors, including:

- manufacturing or supply interruptions;
- the development of new competitive pharmaceuticals and technological advances to treat the conditions addressed by our core branded products;
- marketing or pricing actions by one or more of our competitors;
- regulatory action by the FDA and other government regulatory agencies;
- changes in the prescribing or procedural practices of dermatologists, pediatricians and/or podiatrists;
- changes in the reimbursement or substitution policies of third-party payors or retail pharmacies; and
- product liability claims.

We depend on a limited number of customers, and if we lose any of them, our business could be harmed.

Our customers include the nation's leading wholesale pharmaceutical distributors, such as McKesson HBOC, Inc., Cardinal Health, Inc., and AmerisourceBergen Corporation, and one national retail pharmacy. During 2003, Cardinal Health, McKesson, AmerisourceBergen, and Walgreens accounted for 36%, 30%, 15% and 11%, respectively, of our net product revenues. The distribution network for pharmaceutical products is subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses, which may result in reductions in purchases of our products, returns of our products, or cause a reduction in the inventory levels of distributors and retailers, any of which could have a material adverse impact on our business. If we lose any of these customer accounts, or if our relationship with them were to deteriorate, our business could also be materially and adversely affected.

Orders for our products may increase or decrease depending on the inventory levels held by our major customers, which we cannot control. Significant increases and decreases in orders from our major customers could cause our operating results to vary significantly from quarter to quarter.

Retail availability of our products is greatly affected by inventory levels held by our customers. We monitor wholesaler inventory of our products using a combination of methods, including tracking prescriptions filled at the pharmacy level to determine inventory amounts sold from the wholesalers to their customers. However, our estimates of wholesaler inventories may differ significantly from actual inventory levels. Significant differences between actual and estimated inventory levels may result in excessive inventory production, inadequate supplies of products in distribution channels, insufficient or excess product available at the retail level, and unexpected increases or decreases in orders from our major customers. Forward-buying by wholesalers, for example, may result in significant and unexpected changes in customer orders from quarter to quarter. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or projections. If our financial results are below expectations for a particular period, the market price of our securities may drop significantly.

We rely on third parties to conduct clinical trials for our product candidates, and those third parties may not perform satisfactorily. If those third parties do not perform satisfactorily, it may significantly delay commercialization of our products, increase expenditures and negatively affect our prospects for future revenue growth.

We rely on third parties to independently conduct clinical studies for our product candidates. If these third parties do not perform satisfactorily, we may not be able to locate acceptable replacements or enter into favorable agreements with them, if at all. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of, clinical trials, which could significantly delay commercialization and require significantly greater expenditures.

Our continued growth depends on our ability to develop new products, and if we are unable to develop new products, our expenses may exceed our revenues without any return on the investment.

We currently have a variety of new products in various stages of research and development and are working on possible improvements, extensions and reformulations of some existing products. These research and development activities, as well as the clinical testing and regulatory approval process, will require significant commitments of personnel and financial resources. Delays in the research, development, testing or approval processes will cause a corresponding delay in revenue generation from those products.

We re-evaluate our research and development efforts regularly to assess whether our efforts to develop a particular product or technology are progressing at a rate that justifies our continued expenditures. On the basis of these re-evaluations, we have abandoned in the past, and may abandon in the future, our efforts on a particular product or technology. Products we are researching or developing may never be successfully released to the market and, regardless of whether they are ever released to the market, the expense of such processes will have already been incurred.

If we do not successfully integrate new products into our business, we may not be able to sustain revenue growth and we may not be able to compete effectively.

When we acquire or develop new products and product lines, we must be able to integrate those products and product lines into our systems for marketing, sales and distribution. If we do not integrate these products or product lines successfully, the potential for growth is limited. The new products we acquire or develop could have channels of distribution, competition, price limitations or marketing acceptance different from our current products. As a result, we do not know whether we will be able to compete effectively and obtain market acceptance in any new product categories. A new product may require us to significantly increase our sales force and incur additional marketing, distribution and other operational expenses. These additional expenses could negatively affect our gross margins and operating results. In addition, many of these expenses could be incurred prior to the actual distribution of new products. Because of this timing, if the new products are not accepted by the market, or if they are not competitive with similar products distributed by others, the ultimate success of the acquisition or development could be substantially diminished.

We rely on the services of a single company to distribute our products to our customers. A delay or interruption in the distribution of our products could negatively impact our business.

Cardinal Health Specialty Pharmaceutical Services, or SPS, handles all of our product distribution activities. SPS stores and distributes our products from a warehouse in Tennessee. Any delay or interruption in the process or in payment could result in a delay delivering product to our customers, which could have a material effect on our business.

Our revenues depend on payment and reimbursement from third party payors, and if they reduce or refuse payment or reimbursement, the use and sales of our products will suffer, we may not increase our market share, and our revenues and profitability will suffer.

Our operating results and business success depend, in part, on whether adequate reimbursement is available for the use of our products by hospitals, clinics, doctors and patients. Third-party payors include state and federal governments, under programs such as Medicare and Medicaid, managed care organizations, private insurance plans and health maintenance organizations. Because of the size of the patient population covered by managed care organizations, it is important to our business that we market our products to them and to the pharmacy benefit managers that serve many of these organizations. If only a portion of the cost of our prescription products is paid for or reimbursed, our products could be less attractive, from a net-cost perspective, to patients, suppliers and prescribing physicians.

Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generics are often favored on formularies. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. In some cases, third-party payors will pay or reimburse users or suppliers of a prescription drug product only a portion of the product purchase price. Consumers and third-party payors may not view our marketed products as cost-effective, and consumers may not be able to get reimbursement or reimbursement may be so low that we cannot market our products on a competitive basis. If a product is excluded from a formulary, its usage may be sharply reduced in the managed care organization patient population. If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, our market share and gross margins could be negatively affected, as could our overall business and financial condition.

To the extent that patients buy our products through a managed care group with which we have a contract, our average selling price is lower than it would be for a non-contracted managed care group. We take reserves for the estimated amounts of rebates we will pay to managed care organizations each quarter. Any increase in returns and any increased usage of our products through Medicaid or managed care programs will affect the amount of rebates that we owe.

Risks Related to Our Industry

We face intense competition, which may limit our commercial opportunities and limit our ability to generate revenues.

The specialty pharmaceutical industry is highly competitive. Competition in our industry occurs on a variety of fronts, including developing and bringing new products to market before others, developing new technologies to improve existing products, developing new products to provide the same benefits as existing products at less cost and developing new products to provide benefits superior to those of existing products.

Most of our competitors are large, well-established companies in the fields of pharmaceuticals and health care. Many of these companies have substantially greater financial, technical and human resources than we have to devote to marketing, sales, research and development and acquisitions. Some of these competitors have more collective experience than we do in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. As a result, they have a greater ability to undertake more extensive research and development, marketing and pricing policy programs. Our competitors may develop new or improved products to treat the same conditions as our products treat or make technological advances reducing their cost of production so that they may engage in price competition through aggressive pricing policies to secure a greater market share to our detriment. Our commercial opportunities will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer or less severe adverse side effects or are less expensive than our products. These competitors also may develop products that make our current or future products obsolete. Any of these events could have a significant negative impact on our business and financial results, including reductions in our market share and gross margins.

Luxíq and OLUX compete with generic pharmaceuticals, which claim to offer equivalent benefit at a lower cost. In some cases, insurers and other health care payment organizations encourage the use of these less expensive generic brands through their prescription benefits coverage and reimbursement policies. These organizations may make the generic alternative more attractive to the patient by providing different amounts of reimbursement so that the net cost of the generic product to the patient is less than the net cost of our prescription brand product. Aggressive pricing policies by our generic product competitors and the prescription benefits policies of insurers could cause us to lose market share or force us to reduce our margins in response.

The growth of managed care organizations and other third-party reimbursement policies and state regulatory agencies may have an adverse effect on our pricing policies and our margins.

Managed care initiatives to control costs have influenced primary-care physicians to refer fewer patients to specialists such as dermatologists. Further reductions in these referrals could have a material adverse effect on the size of our potential market as well as our business, financial condition and results of operation.

Federal and state regulations govern or influence the reimbursement to health care providers of fees in connection with medical treatment of certain patients. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. Continued significant changes in the health care system could have a material adverse effect on our business. Decisions by state regulatory agencies, including state pharmacy boards, and/or retail pharmacies may require substitution of generic for branded products, may prefer competitors' products over our own, and may impair our pricing and thereby constrain our market share and growth. In addition, we believe the increasing emphasis on managed care in the U.S. will continue to put pressure on the price and usage of our products, which may in turn adversely impact product sales. Further, when a new therapeutic product is approved, the availability of governmental and/or private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict whether reimbursement for our products or product candidates will be available or in what amounts, and current reimbursement policies for existing products may change at any time. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenues to decline.

In recent years, various legislative proposals have been offered in Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We can not predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

If product liability lawsuits are brought against us, we may incur substantial costs.

Our industry faces an inherent risk of product liability claims from allegations that our products resulted in adverse effects to the patient or others. These risks exist even with respect to those products that are approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. Effective March 4, 2004, we also own exclusive U.S. rights to Soriatane, which is a product known to cause serious birth defects and other serious side effects. Although as of March 4, 2004 we maintain product liability insurance in the amount of $14 million aggregate, our insurance may not provide adequate coverage against potential product liability claims or losses. In particular, we anticipate that insurers may be less willing to extend product liability insurance for Soriatane, and that insurance will only be available at higher premiums and with higher deductibles than our other products have required. We also cannot be certain that our current coverage will continue to be available in the future on reasonable terms, if at all. Even if we are ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources, and might create adverse publicity, all of which would impair our ability to generate sales. If we were found liable for any product liability claims in excess of our coverage or outside of our coverage, the cost and expense of such liability could severely damage our business, financial condition and profitability.

Risks Related to Our Stock

Our stock price is volatile and the value of your investment could decline in value.

The market prices for securities of specialty pharmaceutical companies like Connetics have been and are likely to continue to be highly volatile. As a result, investors in these companies often buy at very high prices only to see the price drop substantially a short time later, resulting in an extreme drop in value in the holdings of these investors. Such volatility could result in securities class action litigation. Any litigation would likely result in substantial costs, and divert our management's attention and resources.

MARKET INFORMATION

The following table sets forth the high and low closing sale prices of our common stock on the Nasdaq National Market for 2002 and 2003:

Period	High	Low
2003	$19.27	$12.30
2002	$14.55	$ 7.92

The trading price of our common stock could be subject to significant fluctuations, which may adversely affect the price at which you can sell our common stock.

The trading price of our common stock has been volatile, and the trading price for the common stock may be volatile in the future. Factors such as announcements of fluctuations in our or our competitors' operating results, changes in our prospects and general market conditions for specialty pharmaceutical or biotechnology stocks could have a significant impact on the future trading prices of our common stock. In particular, the trading price of the common stock of many specialty pharmaceutical companies, including us, has experienced extreme price and volume fluctuations, and those fluctuations have at times been unrelated to the operating performance of the companies whose stocks were affected. Some of the factors that may cause volatility in the price of our securities include:

- clinical trial results and regulatory developments,
- quarterly variations in results,
- business and product market cycles,
- fluctuations in customer requirements,
- the availability and utilization of manufacturing capacity,
- the timing of new product introductions,
- the ability to develop and implement new technologies, and
- the timing and amounts of royalties paid to us by third parties.

The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in our product markets. These factors, either individually or in the aggregate, could result in significant variations in price of our securities and may have an adverse effect on the trading prices of our common stock.

AVAILABLE INFORMATION

We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. You may obtain a free copy of our annual reports on

Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the day of filing with the SEC on our website on the World Wide Web at *http://www.connetics.com*, by contacting our Investor Relations Department by calling 650-843-2800, or by sending an e-mail message to *ir@connetics.com*.

DIRECTORS OF THE COMPANY

The members of the Board of Directors, and their principal occupations, are as follows:

Alexander E. Barkas, Ph.D. Dr. Barkas is the Managing Director of Prospect Venture Partners.

Eugene A. Bauer, M.D. Dr. Bauer is a Senior Client Partner with Korn/Ferry International. He is the former Vice President for the Stanford University Medical Center and Dean of the Stanford University School of Medicine.

R. Andrew Eckert. Mr. Eckert is the President and Chief Executive Officer and a director of Docent, Inc.

Denise M. Gilbert, Ph.D. Dr. Gilbert is an independent consultant and strategic advisor to life science companies.

John C. Kane. Mr. Kane is the former President and Chief Operating Officer of Cardinal Health, Inc.

Thomas D. Kiley. Mr. Kiley is self-employed as an attorney, consultant and investor.

Leon E. Panetta. Mr. Panetta is Director of the Panetta Institute for Public Policy at California State University, Monterey Bay.

G. Kirk Raab. Mr. Raab is the former President, Chief Executive Officer and director of Genentech, Inc.

Thomas G. Wiggans. Mr. Wiggans is President, Chief Executive Officer and a Director of Connetics.

EXECUTIVE OFFICERS OF THE COMPANY

The following table shows information about our executive officers as of March 5, 2004:

Name	Age	Position
Thomas G. Wiggans	52	President, Chief Executive Officer and Director
Katrina J. Church	42	Exec. Vice President, Legal Affairs; General Counsel and Secretary
Matthew W. Foehr	31	Sr. Vice President, Technical Operations
John L. Higgins	33	Chief Financial Officer; Executive Vice President, Finance and Corporate Development
Lincoln Krochmal, M.D.	57	Exec. Vice President, Research and Product Development
Michael Miller	46	Sr. Vice President, Sales and Marketing and Chief Commercial Officer
Rebecca Sunshine	41	Sr. Vice President, Human Resources and Organizational Dynamics
C. Gregory Vontz	43	Chief Operating Officer; Executive Vice President

Thomas Wiggans has served as President, Chief Executive Officer and as a director of Connetics since July 1994. From February 1992 to April 1994, Mr. Wiggans served as President and Chief Operating Officer of CytoTherapeutics, a biotechnology company. From 1980 to February 1992, Mr. Wiggans served in various positions at Ares-Serono Group, a pharmaceutical company, including President of its U.S. pharmaceutical operations and Managing Director of its U.K. pharmaceutical operations. From 1976 to 1980 he held various sales and marketing positions with Eli Lilly & Co., a pharmaceutical company. He is currently a director of the Biotechnology Industry Organization (BIO), and a member of its Executive Committee, and its Emerging Company Section. He is also Chairman of the Biotechnology Institute, a non-profit educational organization. He is also a director of Abgenix Corporation, and of two private biotechnology companies. Mr. Wiggans received his B.S. in Pharmacy from the University of Kansas and his M.B.A. from Southern Methodist University.

Katrina Church joined Connetics in 1998, and has served as Executive Vice President, Legal Affairs since January 2002 and as Secretary since September 1998. She served as Senior Vice President, Legal Affairs and General Counsel from January 2000 through December 2001, and as Vice President, Legal Affairs and Corporate Counsel from June 1998 through December 1999. Prior to joining Connetics, Ms. Church served in various positions at VISX, Incorporated, most recently as Vice President, General Counsel. Before joining VISX in 1991, Ms. Church practiced law with the firm Hopkins & Carley in San Jose, California. Ms. Church received her J.D. from the New York University School of Law, and her A.B. from Duke University.

Matthew Foehr joined Connetics in 1999, and has served as Senior Vice President, Technical Operations, since January 2003. He served as Vice President, Manufacturing, from November 2001 through December 2002, and in various director-and manager-level manufacturing positions from July 1999 to November 2001. Before joining Connetics, Mr. Foehr worked for over five years at LXR Biotechnology, Inc., most recently serving as Associate Director, Manufacturing and Process Development. Before joining LXR, Mr. Foehr worked for Berlex Biosciences in the Department of Process Development and Biochemistry/Biophysics. Mr. Foehr received his B.S. in Biology from Santa Clara University.

John Higgins joined Connetics as Chief Financial Officer in 1997, and has served as Executive Vice President, Finance and Administration and Corporate Development since January 2002. He served as Executive Vice President, Finance and Administration, from January 2000 to December 2001, and as Vice President, Finance and Administration from September 1997 through December 1999. Before joining Connetics, he was a member of the executive management team at BioCryst Pharmaceuticals, Inc. Before joining BioCryst in 1994, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. He currently serves as a director of a private company. He received his A.B. from Colgate University.

Lincoln Krochmal, M.D. joined Connetics in October 2003 as Executive Vice President, Research and Product Development. Before joining Connetics, Dr. Krochmal spent 10 years with Unilever PLC, most recently as Senior Vice President, Home & Personal Care Research & Development Worldwide. Before Unilever, Dr. Krochmal was with Bristol-Myers Squibb for 10 years, initially joining the dermatological division, Westwood Pharmaceuticals, in 1983. He held various positions at Westwood and in the Pharmaceutical Research Institute including Vice President, Dermatology R&D and Vice President, Worldwide Medical Development. Following completion of his specialty training in dermatology at the University of Missouri Medical Center and before joining industry, Dr. Krochmal was in private practice for seven years. Dr. Krochmal is board certified in Dermatology and received his Doctor of Medicine degree from the Medical College of Wisconsin and his B.S. in Medical Sciences from the University of Wisconsin. He is the author of 16 scientific publications, a Fellow of the American Academy of Dermatology, a Diplomat of the American Board of Dermatology, and a member of the International Society of Dermatology and the Dermatology Foundation.

Michael Miller joined Connetics in February 2003 as Senior Vice President of Sales and Marketing and Chief Commercial Officer. Mr. Miller most recently served as Vice President of Commercial Operations at Cellegy Pharmaceuticals. Before Cellegy, Mr. Miller spent four years with ALZA Corporation, most recently as Vice President of the Urology Business Unit, three years with VIVUS, Inc. as Marketing Director, and 14 years with Syntex/Roche in marketing and sales management. Mr. Miller received his B.S. in Finance from University of San Francisco and his MBA in Information Systems from San Francisco State University.

Rebecca Sunshine joined Connetics in 1996, and has served as Senior Vice President Human Resources and Organizational Dynamics since January 2002. Ms. Sunshine served as Vice President of

Human Resources from December 1999 to December 2002, and as Director of Human Resources from 1996 through November 1999. She worked at COR Therapeutics from 1990 to 1996 in the positions of Manager of Research Administration, Manager of Human Resources, and Senior Manager of Human Resources. Ms. Sunshine also worked at Genelabs as Manager of Research Administration from 1988 to 1990, at Genentech in 1987, and in various hospital administration positions from 1984 to 1987. Ms. Sunshine received her B.A. from UC Santa Barbara and her M.P.A. in Health Services from the University of San Francisco.

Gregory Vontz joined Connetics as Executive Vice President, Chief Commercial Officer in December 1999, and has served as Chief Operating Officer since January 2001. Before joining the Company, Mr. Vontz spent 12 years with Genentech, Inc., most recently as Director of New Markets and Healthcare Policy. Before joining Genentech, Inc. in 1987, Mr. Vontz worked for Merck & Co., Inc. Mr. Vontz received his B.S. in Chemistry from the University of Florida and his M.B.A. from the Haas School of Business at University of California at Berkeley.

FINANCIAL REVIEW

Selected Financial Data

The selected consolidated financial data that appears below and on the following page has been derived from our audited consolidated financial statements. This historical data should be read in conjunction with our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements contained in this Report, and with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Report. The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2003, and the selected consolidated balance sheet data as of December 31, 2003 and 2002, are derived from and qualified by reference to the audited consolidated financial statements included elsewhere in this Report. The selected consolidated statement of operations data for the years ended December 31, 2000 and 1999, and the selected consolidated balance sheet data as of December 31, 2001, 2000 and 1999, are derived from audited financial statements not included in this Report.

Connetics Corporation
Selected Consolidated Financial Data ***(in thousands, except per share amounts)***

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Consolidated Statement of Operations Data:					
Revenues:					
Product	**$66,606**	$ 47,573	$ 30,923	$ 20,095	$ 16,595
Royalty(1)	**7,788**	2,926	1,097	—	—
Contract and other	**937**	2,264	2,044	20,679	10,311
Total revenues	**75,331**	52,763	34,064	40,774	26,906
Operating costs and expenses:					
Cost of product revenues	**5,129**	4,190	3,123	3,868	5,229
License amortization	**—**	—	—	—	6,160
Research and development	**30,109**	25,821	19,156	21,875	21,309
Selling, general and administrative	**42,600**	37,624	36,062	26,673	20,834
Acquired in-process research and development and milestone payments(2)	**—**	4,350	1,080	—	1,000
Loss on program termination(3)	**—**	312	1,142	—	—
Total operating costs and expenses	**77,838**	72,297	60,563	52,416	54,532
Loss from operations	**(2,507)**	(19,534)	(26,499)	(11,642)	(27,626)
Gain on sale of investment(4)	**—**	2,086	122	42,967	—
Gain on sale of Ridaura product line(5)	**—**	—	8,002	—	—
Interest income (expense), net	**(426)**	1,039	1,978	1,873	343
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**(2,933)**	(16,409)	(16,397)	33,198	(27,283)
Income tax provision	**1,167**	181	345	1,010	—
Income (loss) before cumulative effect of change in accounting principle	**(4,100)**	(16,590)	(16,742)	32,188	(27,283)
Cumulative effect of change in accounting principle, net of tax(6)	**—**	—	—	(5,192)	—
Net income (loss)	**$(4,100)**	$(16,590)	$(16,742)	$ 26,996	$(27,283)

	Years Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Basic Earnings Per Share —					
Income (loss) per share before cumulative effect of change in accounting principle	**$ (0.13)**	$ (0.54)	$ (0.56)	$ 1.13	$ (1.21)
Cumulative effect of change in accounting principle, net of tax	**—**	—	—	(0.18)	—
Net income (loss) per share	**$ (0.13)**	$ (0.54)	$ (0.56)	$ 0.95	$ (1.21)
Diluted Earnings Per Share —					
Income (loss) per share before cumulative effect of change in accounting principle	**$ (0.13)**	$ (0.54)	$ (0.56)	$ 1.07	$ (1.21)
Cumulative effect of change in accounting principle, net of tax	**—**	—	—	(0.17)	—
Net income (loss) per share	**$ (0.13)**	$ (0.54)	$ (0.56)	$ 0.90	$ (1.21)
Shares used to calculate basic net earnings (loss) per share	**31,559**	30,757	29,861	28,447	22,619
Shares used to calculate diluted net earnings (loss) per share	**31,559**	30,757	29,861	30,086	22,619
Pro forma amounts assuming the accounting change was applied retroactively:					
Net income (loss)	**$ (4,100)**	$(16,590)	$(16,742)	$32,188	$(30,968)
Earnings per share:					
Basic	**$ (0.13)**	$ (0.54)	$ (0.56)	$ 1.13	$ (1.37)
Diluted	**$ (0.13)**	$ (0.54)	$ (0.56)	$ 1.07	$ (1.37)
Consolidated Balance Sheet Data:					
Cash, cash equivalents, marketable securities and restricted cash	**$114,966**	$ 33,788	$ 48,476	$80,184	$ 26,299
Working capital	**112,247**	25,185	44,026	71,030	13,401
Total assets	**145,897**	59,553	72,327	85,713	30,410
Total stockholders' equity	**45,754**	44,743	61,354	72,606	14,288

(1) *In the second quarter of 2003, we received a one-time royalty payment by a third party in the amount of $2.9 million in connection with our aerosol spray technology.*

(2) *In May 2002, we entered into an agreement with Yamanouchi Europe, B.V. to license Velac gel. In connection with this agreement we paid Yamanouchi an initial $2.0 million licensing fee in the second quarter of 2002 and accrued another $2.0 million in the fourth quarter of 2002 when we initiated the Phase III trial for Velac.*

(3) *In 2001 we recorded a net charge of $1.1 million representing costs accrued in connection with the reduction in workforce and the wind down of relaxin development contracts.*

(4) *In the fourth quarter of 2000, we recorded a $43.0 million gain on the sale of securities.*

(5) *In April 2001 we sold our rights to Ridaura including inventory to Prometheus Laboratories, Inc. for $9.0 million in cash plus a royalty on annual sales in excess of $4.0 million through March 2006. We recognized a gain of $8.0 million in connection with the sale of Ridaura.*

(6) *Effective January 1, 2000, we changed our method of accounting for non-refundable license fees in accordance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." Please refer to Note 2 of the Notes to Consolidated Financial Statements.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements filed with this Report.

BUSINESS OVERVIEW

Our commercial business is focused on the dermatology marketplace, which is characterized by a large patient population that is served by a relatively small, and therefore more accessible, group of treating physicians. We currently market two pharmaceutical products, OLUX and Luxíq. Both products have clinically proven therapeutic advantages and we are providing quality customer service to physicians through our experienced sales and marketing professionals. Effective March 4, 2004, we own exclusive U.S. rights to a third product, Soriatane, which is discussed below in "Subsequent Events."

In addition to revenue from product sales, we receive royalties on sales of RID®, Actimmune® and Ridaura® in the U.S., and internationally on sales of Banlice®, Milice®, Bettamousse®, and, through 2003, on a super-concentrated aerosol spray licensed worldwide. We have licenses with Novartis and with Pfizer, which have the potential to bear royalties in the future depending on approval of their products for sale.

To enable us to focus on our core sales and marketing activities, we selectively outsource certain non-sales and non-marketing functions, such as manufacturing, warehousing and distribution. As we expand our activities in these areas, we expect to invest additional financial resources in managing those outsourced functions.

We assess our product sales using a market share analysis that takes into account prescriptions written for the total U.S. steroid market, the ratio of prescriptions written for OLUX and Luxíq to the whole market, and the ratio of prescriptions for our products to prescriptions for specific brands that we believe are being actively positioned against our products. We sell product directly to wholesale distributors and to one national retail pharmacy chain, however, whereas patients have their prescriptions filled by pharmacies that buy the drug from the wholesalers. Accordingly, the number of prescriptions written for our products only indirectly affects our product revenues.

Consistent with pharmaceutical industry patterns, approximately 92% of our product revenues are derived from four major customers. While we attempt to estimate inventory levels of our products at our major wholesale customers using historical prescription information and historical purchase patterns, this process is inherently imprecise. Wholesale customers rarely provide us with information on complete inventory levels at regional distribution centers, or within their national distribution systems. We rely entirely on our wholesale and retail pharmacy customers to effect the distribution allocation of our products. We can give no assurances that these customers will adequately manage their local and regional inventories to avoid spot outages. Based on historically consistent purchasing patterns of our major wholesale customers, we believe our estimates of trade inventory levels of our products are reasonable. We further believe that inventories of our products among wholesale customers, taken as a whole, are similar to those of other specialty pharmaceutical companies, and that our trade practices, which periodically involve volume discounts and early payment discounts, are typical of the industry.

We monitor wholesaler inventory using a combination of techniques, including evaluating how much inventory is sold through to the wholesalers' customers, which we do by tracking the prescriptions filled for our products at the pharmacy level. This is an inexact science, and requires us to monitor and assess the desirable level of wholesaler inventory, industry average wholesaler inventory, seasonal demand, and other factors. We estimate prescription demand for our products primarily by analyzing third-party syndicated data sources that track prescriptions written by health care providers and dispensed by licensed pharmacies. These third-party data sources are extrapolations from information provided only by certain pharmacies, and are estimates of historical demand levels, so our estimates are subject to inherent limitation of estimates that rely on third-party data. We observe trends from these data, and, coupled with certain proprietary information, prepare demand forecasts that are the basis for purchase orders for finished inventory from our third party manufacturers. Our forecasts may fail to accurately anticipate ultimate customer demand for products. Wholesaler buying patterns and wholesaler inventory levels may not reflect underlying prescriber demand. Conversely, underlying prescriber demand my not accurately predict our reported net sales in a given period. If we overestimate demand, we may have excessive inventory production; if we underestimate demand, we may not have an adequate supply of our products in channels of distribution.

We periodically offer promotions to wholesale and chain drugstore customers to encourage dispensing of our products, consistent with a health care provider's prescription. Because our products compete in markets which offer multiple alternative drugs, it is important for us to ensure the licensed health care providers' dispensing instructions are fulfilled with our branded products and are not substituted with a generic product or another therapeutic alternative product which may be contrary to the licensed health care providers' recommended prescribed Connetics brand. We believe that a critical component of our brand protection program is maintenance of full product availability at drugstore and wholesale customers. Such availability strongly reduces the probability of local and regional product substitutions, shortages and backorders, which could result in lost sales. We expect to continue providing favorable terms to wholesale and retail drug chain customers as may be necessary to ensure the fullest possible distribution of our branded products within the pharmaceutical chain of commerce.

We cannot control or greatly influence the purchasing patterns of wholesale and retail drug chain customers. These are highly sophisticated customers that purchase our products in a manner consistent with their industry practices and perceived business interests. Our sales are subject to the purchase requirements of our major customers, which, presumably, are based upon their projected demand levels. Purchases by any given customer, during any given financial period, may be above or below actual prescription volumes of one or more of our products during the same financial period, resulting in increases or decreases in product inventory existing in the distribution channel, which are managed presumably in accordance with such customer's business practices.

Our operating results and financial condition may fluctuate from quarter to quarter and year to year depending upon the relative timing of events or uncertainties that may arise. For example, the following events or occurrences could cause fluctuations in our financial performance from period to period:

- changes in the levels we spend to develop new product lines,
- changes in the amount we spend to promote our products,
- changes in treatment practices of physicians that currently prescribe our products,
- changes in reimbursement policies of health plans and other similar health insurers,
- forward-buying patterns by wholesalers that may result in significant quarterly swings in revenue reporting,
- increases in the cost of raw materials used to manufacture our products,
- the development of new competitive products by others,
- the mix of products that we sell during any time period, and
- our responses to price competition.

CERTAIN EVENTS IN 2003

During 2003, we had three product candidates in Phase III clinical trials: Extina, a foam formulation of a 2% concentration of the antifungal drug ketoconazole, for the treatment of seborrheic dermatitis; Actiza, a foam formulation of 1% clindamycin for the treatment of acne; and Velac Gel, a first-in-class combination of 1% clindamycin and 0.025% tretinoin for the treatment of acne. Extina and Actiza are delivered in our proprietary foam delivery system.

In April 2003, we announced the outcome of a Phase III clinical trial evaluating Extina. The four-week, double-blinded active- and placebo-controlled trial included 619 patients at 25 centers. As designed, the trial results successfully demonstrated that Extina was not inferior to Nizoral® (ketoconazole) 2% Cream as measured by the primary endpoint of ISGA. The trial was also designed to compare Extina to placebo foam per the ISGA. The result, although in favor of Extina, did not achieve statistical significance. On all other endpoints, statistical significance was achieved; therefore, we believe that the totality of the data demonstrated that Extina was clinically superior to placebo foam. In July 2003, we submitted an NDA to the FDA for Extina. The FDA initially informed us that a user fee was required for the Extina NDA, but in December 2003 the FDA agreed that no user fee was required. The FDA did not, however, accept the NDA retroactive to the original filing date, and in January 2004 we re-submitted the NDA for Extina.

In May 2003 we issued $90 million of convertible senior notes in a private placement exempt from registration under the Securities Act of 1933. The notes bear an interest rate of 2.25% per year and have a five-year term. The notes are convertible into shares of our common stock at a conversion rate of 46.705 shares per $1,000 principal amount of notes, subject to adjustment in certain circumstances. The conversion rate is equivalent to a conversion price of approximately $21.41 per share, which represents a 35% premium over the closing price of our common stock on the date the offering was announced. We are using the proceeds from the offering to augment our cash reserves for general corporate purposes, including the acquisition of Soriatane, capital expenditures and working capital.

On July 15, 2003, we assigned our rights to recombinant human relaxin to BAS Medical, a private, development-stage company focused on the development and marketing of novel medical treatments. As part of the transaction, we may receive up to $1.0 million in licensing and milestone fees, plus royalties on future product sales. We received a $100,000 upfront assignment fee when the agreement was executed that we recognized as license revenue in the third quarter of 2003. We will receive the remaining $900,000 if BAS Medical achieves various milestones. BAS Medical assumed rights to develop and commercialize relaxin for all indications of use. All of our obligations under existing contracts related to relaxin were also transferred to BAS Medical as part of this transaction, and as a result in 2003 we recognized $661,000 in deferred revenue relating to previous relaxin license agreements.

On September 30, 2003, we announced the positive outcome of the Phase III clinical trial evaluating Actiza. The 12-week, double-blinded, active- and placebo-controlled trial included 1,026 patients at 18 centers across the U.S. The trial was designed to demonstrate that Actiza was not inferior to Clindagel® (clindamycin phosphate 1% topical gel) as measured by the primary endpoints of ISGA and in percent reduction in lesion counts (total, inflammatory and non-inflammatory) from baseline to Week 12 (end of treatment). Success was defined as achieving non-inferiority to Clindagel for two out of three lesion counts and for ISGA. The trial results met or exceeded all of these requirements. Additionally, Actiza was statistically superior to placebo for all primary endpoints. Adverse events with Actiza were mild to moderate in nature and were related primarily to burning at the application site. On December 24, 2003 we filed an NDA with the FDA for Actiza.

SUBSEQUENT EVENTS

On January 5, 2004, we reached an agreement with S.C. Johnson to terminate an existing license agreement pursuant to which we licensed to S.C. Johnson the rights to a concentrated aerosol spray that is marketed in the U.S. and internationally. On a consolidated basis, in 2003, we received $7.0 million in royalties in connection with this agreement, which included a one-time royalty payment of $2.9 million. In connection with the termination of the agreement, we will cease recognizing royalties after the first quarter of 2004, and S.C. Johnson will have a fully-paid up license to the technology.

On February 9, 2004, we announced that we had entered into a binding purchase agreement with Roche to acquire exclusive U.S. rights to Soriatane-brand acitretin, an approved oral medicine for the treatment of severe psoriasis in adults. The transaction closed on March 4, 2004. Under the terms of the purchase agreement, we paid Roche a total of $123 million in cash at the closing to acquire Soriatane. We also agreed to assume certain liabilities in connection with returns, rebates and chargebacks, and we are obligated to buy Roche's existing inventory within thirty days after the closing of the acquisition.

On February 6, 2004, in connection with the Soriatane acquisition, we entered into a $30 million credit facility provided by Goldman, Sachs Credit Partners L.P. We formally terminated the credit facility on February 25, 2004, without incurring any indebtedness under the facility.

On February 13, 2004, we completed a private placement of 3.0 million shares of our common stock to accredited institutional investors at a price of $20.25 per share, for net proceeds of approximately $57.1 million without giving effect to certain offering costs. We used a portion of the net proceeds to pay for the acquisition of exclusive U.S. rights to Soriatane, and we intend to use the balance for general corporate purposes, including working capital.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, we have identified our "critical accounting policies and estimates" which are used in preparing the consolidated financial statements. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require us to make estimates and judgments due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.

Revenue Recognition — Reserves for Discounts, Returns, Rebates and Chargebacks.

We recognize product revenue net of allowances for estimated discounts, returns, rebates and chargebacks. We allow a discount for prompt payment, and we estimate other allowances based primarily on our past experience. We also consider the volume and price mix of products in the retail channel, trends in distributor inventory, economic trends that might impact patient demand for our products (including competitive environment), current arrangements with managed care organizations, the economic value of the rebates being offered and other factors. In the past, actual discounts, returns, rebates and chargebacks have not generally exceeded our reserves. However, actual returns, rebates and chargebacks in the future period are inherently uncertain. Our revenue reserves are approximately 14% of our gross product revenues. If actual returns, rebates and chargebacks are significantly greater than the reserves we have established, the actual results would decrease our reported revenue; conversely, if actual returns, rebates and chargebacks are significantly less than our reserves, this would increase our reported revenue. If we changed our assumptions and estimates, our revenue reserves would change, which would impact the net revenue we report.

We are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. As a practice, we avoid shipping product that has less than ten months dating. We monitor inventories in the distributor channel to help us assess the rate of return.

We establish and maintain reserves for amounts payable by us to managed care organizations and state Medicaid programs. Generally, we pay managed care organizations and state Medicaid programs a rebate on the prescriptions filled that are covered by the respective programs. We determine the reserve amount at the time of sale based on our best estimate of the expected prescription fill rate to managed care and state Medicaid patients, adjusted to reflect historical experience and known changes in the factors that impact such reserves.

Revenue Recognition — Contract Revenue

We record contract revenue for research and development as it is earned based on the performance requirements of the contract. We recognize royalty revenue in the quarter in which the royalty payment is either received from the licensee or may be reasonably estimated, which is typically one quarter following the related sale by the licensee. We recognize non-refundable contract fees for which no further performance obligations exist, and for which we have no continuing involvement, on the earlier of when the payments are received or when collection is assured. We recognize revenue from non-refundable upfront license fees ratably over the period in which we have continuing development obligations when, at the time the agreement is executed, there remains significant risk due to the incomplete state of the product's development. Revenue associated with substantial "at risk" performance milestones, as defined in the respective agreements, is recognized based upon the achievement of the milestones. We recognize revenue under R&D cost reimbursement contracts as the related costs are incurred.

Goodwill, Purchased Intangibles and Other Long-Lived Assets — Impairment Assessments

We make judgments about the recoverability of goodwill, purchased intangible assets and other long-lived assets whenever events or changes in circumstances indicate an other-than-temporary impairment in the remaining value of the assets recorded on our balance sheet. To judge the fair value of long-lived assets, we make various assumptions about the value of the business that the asset relates to and typically estimate future cash flows to be generated by the asset or, in the case of goodwill, the enterprise. This may include assumptions about future prospects for the asset and typically involves computation of the estimated future cash flows to be generated. Based on these judgments and assumptions, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its actual fair value. Judgments and assumptions about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as changes in our business strategy and our internal forecasts. Although we believe the judgments and assumptions we have made in the past have been reasonable and appropriate, different judgments and assumptions could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these assets would result in greater impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions would result in smaller impairment charges and higher asset values. For more details about how we make these judgments, see *Note 2* in our *Notes to Consolidated Financial Statements.*

RESULTS OF OPERATIONS

Revenues

Our revenues consist of revenues from the sale of products, royalty revenues, and contract revenues generated from agreements with third parties. We recognize product revenue net of allowances for estimated returns, rebates and chargebacks. Typically, increases in product revenue are a result of a combination of increased sales volume and increased sales prices of our products.

(In thousands, except for percentages)	2003 $	2003 % Change	2002 $	2002 % Change	2001 $
Product:					
OLUX	**$47,538**	*47.0%*	$32,339	*115.7%*	$14,996
Luxíq	**18,857**	*25.4%*	15,042	*8.6%*	13,848
Ridaura	**—**	*N/A*	—	*(100)%*	2,015
Other	**211**	*9.9%*	192	*200%*	64
Total product revenues	**66,606**	*40.0%*	47,573	*53.8%*	30,923
Royalty:					
Royalty	**7,788**	*166.2%*	2,926	*166.7%*	1,097
License and contract:					
Relaxin related contract revenue	**827**	*531.3%*	131	*(85.2)%*	888
Pfizer (formerly Pharmacia)	**86**	*(91.5)%*	1,006	*N/A*	—
Novartis	**—**	*(100)%*	580	*N/A*	—
InterMune	**—**	*(100)%*	350	*(54.6)%*	771
Celltech	**—**	*(100)%*	60	*100%*	—
Other contracts	**24**	*(82.5)%*	137	*(64.4)%*	385
Total license, contract and royalty revenues	**8,725**	*68.1%*	5,190	*65.2%*	3,141
Total revenues	**$75,331**	*42.8%*	$52,763	*54.9%*	$34,064

Our net product revenues were $66.6 million in 2003 compared to $47.6 million in 2002 and $30.9 million in 2001. Increased sales volumes for OLUX and Luxíq in 2003 accounted for 64% of this increase in our 2003 net product revenues and increases in pricing accounted for the remaining 36% of this increase in the net product revenues.

Total net product revenues increased in 2002 compared to 2001. Combined increased sales volumes for OLUX and Luxíq accounted for a 50% increase in our 2002 net product revenues (not including revenues from Ridaura) compared to 2001. Higher sales prices accounted for the remainder of the increases in net revenues of those products in 2002 compared to 2001. The increase in product revenues was partially offset by increases in our revenue reserves and a decrease in Ridaura revenue after the sale of that product in April 2001.

We recognized $8.7 million of royalty, license and contract revenues in 2003, compared to $5.2 million in 2002 and $3.1 million in 2001. Royalty, license and contract revenue was higher for 2003 compared to 2002 primarily because we received a one-time royalty payment of $2.9 million from S.C. Johnson. We received royalties in connection with the S.C. Johnson license agreement in the amount of $2.4 million in 2002 and $7.0 million in 2003, which included a one-time royalty payment of $2.9 million. On January 5, 2004, we reached an agreement to terminate the license agreement with S.C. Johnson. We will cease recognizing royalties under this agreement after the first quarter of 2004, which will have a significant impact on our royalty revenue for 2004. Also affecting the increase in 2003, we recognized $761,000 of relaxin-related revenue associated with the execution of the agreement with BAS Medical in July 2003. Of the relaxin-related revenue, $661,000 represented previously deferred revenue associated with relaxin license agreements with other parties that was fully recognized upon the execution of the BAS Medical agreement. These increases were partially offset by decreases in contract revenue from other third parties related to one-time contract payments made in 2002. We expect no further relaxin-related revenue.

The increase in license revenue in 2002 from 2001 was partially due to revenue recognized in association with an agreement we entered into in December 2001 with Pfizer and an expanded license agreement with Novartis. We have an agreement with Pfizer pursuant to which Pfizer has exclusive global rights, excluding Japan, to our proprietary foam drug-delivery technology for use in Rogaine® hair loss treatment. We recognized $1.0 million under the Pfizer agreement in 2002. The agreement with Novartis expanded the existing global license to Novartis consumer health to cover Liquipatch drug-delivery system for use in topical antifungal applications. Novartis will continue to be responsible for all product development cost, and pay us license fees, milestone payments and royalties on future product sales. We recognized $580,000 of revenue related to this agreement in 2002.

We have an agreement with InterMune pursuant to which InterMune pays us royalties for sales of Actimmune® (gamma interferon). In connection with the agreement, InterMune paid us approximately $942,000 in 2001, which was offset by related product rebates and chargebacks of $171,000. We recorded $358,000 and $172,000 in royalty revenue related to Actimmune sales in 2003 and 2002, respectively. In August 2002, we entered into an agreement with InterMune to terminate our exclusive option for certain rights in the dermatology field in exchange for a payment of $350,000. We recognized the full amount of this revenue in 2002.

We anticipate that product revenue will increase in 2004 due to continued sales growth of OLUX and Luxíq as well as the addition of over nine months of revenue related to Soriatane product sales. In 2004, we anticipate that license and contract revenue and royalty revenue will decrease, as several revenue sources in 2003 will not recur in 2004, in particular, the royalties from S.C. Johnson. Beyond 2004, we expect license revenue to fluctuate significantly depending on whether we enter into additional collaborations, when and whether we or our partners achieve milestones under existing agreements, and the timing of any new business opportunities that we may identify.

Cost of Product Revenues

	Years Ended December 31,					
	2003		2002		2001	
(In thousands, except for percentages)	$	As a % of Net Product Revenues	$	As a % of Net Product Revenues	$	As a % of Net Product Revenues
Cost of product revenues	**$5,129**	*7.7%*	$4,190	*8.8%*	$3,123	*10.1%*

Our cost of product revenues includes the third party costs of manufacturing OLUX, Luxíq, Ridaura (until April 2001), depreciation costs associated with Connetics-owned equipment located at the DPT facility in Texas, royalty payments based on a percentage of our product revenues, and product freight and distribution costs from SPS, the third party that handles all of our product distribution activities. The total increase in the cost of product revenues for 2003 compared to 2002 is primarily attributable to the increase in sales volume of our products, as well as the establishment of a $262,000 reserve recorded during 2003 related to minimum purchase commitments under our manufacture and supply agreement with DPT. If the effects of the $262,000 reserve from the 2003 year-to-date are excluded, we experienced a slight improvement in our gross product margin due to the combined effects of the price increases for OLUX and Luxíq, effective in the fourth quarter 2002 and the second quarter 2003, and slightly lower cost of manufacturing our products.

The increase in total cost of product revenues in 2002 as compared to 2001 was the result of an increase in sales volumes. On a product basis, cost of product revenues decreased to 8.8% in 2002 from 10.1% in 2001. When we acquired Connetics Australia, we began to eliminate all intercompany transactions in consolidation, which included our royalty expense and Connetics Australia's related royalty income. Our cost of product revenues decreased from 2001 to 2002 on a percentage basis primarily because we eliminated intercompany royalties of $1.7 million. That decrease was partially offset by an average increase in the cost per unit of our products of approximately 8%.

Research and Development

	Years Ended December 31,				
	2003		2002		2001
(In thousands, except for percentages)	$	% Change	$	% Change	$
Research and development expenses	**$30,109**	*16.6%*	$25,821	*34.8%*	$19,156

Research and development expenses include costs of personnel to support our research and development activities, costs of preclinical studies, costs of conducting our clinical trials, such as clinical investigator fees, monitoring costs, data management and drug supply costs, external research programs, and an allocation of facilities costs, salaries and benefits, and overhead costs such as rent, supplies and utilities.

In 2003 and 2002, our research and development expenses primarily consisted of:

Category	Years Ended December 31, 2003	2002
Preclinical and clinical research in the development of new dermatology products	$13.0 million	$7.4 million
Quality assurance and quality control in the maintenance and enhancement of existing dermatology products	$5.2 million	$5.1 million
Optimization of manufacturing and process development for existing dermatology products	$2.8 million	$3.9 million
Manufacturing, process development and optimization of dermatology products under development	$2.1 million	$2.7 million
Quality assurance and quality control in the development of new dermatology products	$2.0 million	$1.9 million
Basic research and formulation of new dermatology products	$1.3 million	$1.3 million
Regulatory review of new and existing dermatology products	$1.6 million	$1.1 million

In 2001, our research and development expenses primarily consisted of new dermatology product efforts ($6.1 million), relaxin development efforts prior to the May 2001 decision to reduce investment in the program ($4.9 million), development efforts to expand the usage of existing dermatology products ($7.6 million), and costs to integrate Connetics Australia into our research and development efforts from April 2001 ($0.6 million).

We are conducting research on a number of potential therapeutic products for new indications that are in various phases of clinical and pre-clinical development. Pharmaceutical research and development programs, by their nature, require a substantial amount of financial and human resources and the FDA may not approve our product candidates for marketing. The costs to develop all of our potential drugs through all clinical phases would cost substantially more than the funds currently available to us. We are unable to predict the level of spending until near the end of the various programs because of the uncertainty of FDA approval of clinical study programs. We caution that many of our development efforts could experience delays, setbacks and failures, with no assurance that any of our clinical research will reach the stage of an NDA or that the NDA will be approved.

The following table sets forth the status of, and costs attributable to, our product candidates currently in clinical trials as well as other current research and development programs. The actual timing of completion of phases of research could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the discussion of clinical risks set forth in *"Factors Affecting Our Business and Prospects."*

Clinical development is inherently uncertain and expense levels may fluctuate unexpectedly because we cannot accurately predict the timing and level of such expenses.

Description/Indication	Phase of Development	Estimated Completion of Phase III Clinical Trials	Accumulated Program-related Research and Development Expenses through 2003
Extina. Foam formulation of ketoconazole for the treatment of seborrheic dermatitis	NDA filed	Completed	$ 9.2 million
Actiza. Foam formulation of clindamycin for the treatment of acne	NDA filed	Completed	$ 8.6 million
Velac. Gel formulation of clindamycin and tretinoin for the treatment of acne (excluding license and milestone payments to Yamanouchi)	Phase III	mid-2004	$11.4 million
Pre-clinical research and development for multiple dermatological indications	Pre-clinical	N/A	$ 1.2 million

In general, we expect research and development expenses to remain consistent in 2004 due to ongoing research and clinical trials. Consistent with our 4:2:1 development model, we have multiple product candidates in product formulation, at least two in late-stage clinical trials, and we expect to launch at least one new product or indication commercially in 2004. Pharmaceutical products that we develop internally can take several years to research, develop and bring to market in the United States. We cannot reliably estimate the overall completion dates or total costs to complete our major research and development programs. The clinical development portion of these programs can span several years and any estimation of completion dates or costs to complete would be highly speculative and subjective due to the numerous risks and uncertainties associated with developing pharmaceutical products. The FDA defines the steps required to develop a drug in the U.S. Clinical development typically involves three phases of study, and the most significant costs associated with clinical development are the Phase III trials as they tend to be the longest and largest studies conducted during the drug development process. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business. For additional discussion of the risks and uncertainties associated with completing development of potential products, see *"Factors Affecting Our Business and Prospects — We cannot sell our current products and product candidates if we do not obtain and maintain governmental approvals"* and *"— We may spend a significant amount of money to obtain FDA and other regulatory approvals, which may never be granted"* and *"— Our continued growth depends on our ability to develop new products, and if we are unable to develop new products, our expenses may exceed our revenues without any return on the investment."*

Selling, General and Administrative Expenses

Selling, general and administrative expenses include expenses and costs associated with finance, legal, insurance, marketing, sales, and other administrative matters.

	Years Ended December 31,				
	2003		2002		2001
(In thousands, except for percentages)	$	% Change	$	% Change	$
Selling, general and administrative expenses	**$42,600**	*13.2%*	$37,624	*4.3%*	$36,062

Selling, general and administrative expenses increased in 2003 over 2002 primarily due to:

- higher labor and benefit expenses due to increased headcount ($2.3 million increase),
- higher expenses related to product sampling and sales promotion programs ($1.8 million increase),

- higher cost of outside service and other fees primarily related to warehousing, distribution and production of sales and marketing materials ($600,000 increase),
- increased business development activities ($250,000 increase), and
- higher outside legal expenses incurred ($185,000 increase).

Those increases were partially offset by a $662,000 decrease in various marketing activities such as tradeshows, honorariums, and medical education.

Selling, general and administrative expenses increased in 2002 over 2001 primarily due to:

- the introduction of product samples ($1.3 million increase),
- higher labor and benefit expenses due to increased head count as well as having a full year of expanded sales force compared to eight months in 2001 ($2.7 million increase), and
- an increase compared to 2001 in depreciation expenses related to equipment purchased to support increased headcount of $392,000.

Those increases were partially offset by $2.6 million in non-cash stock compensation expense in 2001 that did not recur in 2002.

We expect selling, general and administrative expenses to be slightly higher in 2004 than in 2003 because we will have a full year of expenses related to increased headcount in the sales and marketing departments. We also anticipate increased marketing spending related to the commencement of marketing efforts in anticipation of approvals for Extina and Actiza. In connection with the Soriatane acquisition, we also anticipate increased marketing, sales, finance, legal and other administrative costs in connection with launching the product.

Acquired In-Process Research and Development and Milestone Payments

In May 2002, we entered into an agreement with Yamanouchi Europe B.V. to license Velac Gel (a first in class combination of 1% clindamycin, and 0.025% tretinoin). We have licensed exclusive rights to develop and commercialize the product in the U.S. and Canada, and have licensed non-exclusive rights in Mexico. Under the terms of the agreement, we paid Yamanouchi an initial $2.0 million licensing fee, which we recorded as acquired in-process research and development expense in 2002, because the product remains in clinical development and has no alternative future use. In the fourth quarter of 2002, we initiated a Phase III trial for Velac. Under the terms of the agreement, we recorded an additional $2.0 million of acquired in-process research and development expense related to this milestone.

In April 2001, we acquired Connetics Australia (then known as Soltec) for approximately $16.9 million. We accounted for this transaction using the purchase method and allocated $1.1 million of the purchase price to acquired in-process research and development, based on a third party valuation, and the balance to the tangible assets of Connetics Australia, existing developed technology and goodwill. Acquired in-process research and development consisted of several projects, which involved the use of novel technologies to improve the delivery of drugs. The projects were and still are in various stages of development and are subject to substantial risks, and did not have alternative future uses. The value of the in-process research and development was determined using a discounted cash flow analysis with a rate of 20%. In addition, the stage of completion of each project was considered in determining the value.

These projects may not meet either technological or commercial success. The products under development have no foreseeable alternative future uses. The estimates we used in valuing in-process research and development were based on assumptions we believe to be reasonable, but they are inherently uncertain and unpredictable. Our assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Accordingly, actual results may vary from the results projected for purposes of determining the fair value of the acquired in-process research and development.

Loss on Program Termination (relaxin)

In 2001 we recorded a net charge of $1.1 million representing costs accrued in connection with the reduction in workforce and the wind down of relaxin development contracts.

Interest and other income (expense), net

	Years Ended December 31,				
	2003		2002		2001
(In thousands, except for percentages)	$	% Change	$	% Change	$
Interest and other income (expense), net					
Interest income	**$ 972**	***18.1%***	$ 823	*(67.6)%*	$2,543
Gain on sale of investment	**—**	***(100)%***	2,086	*1,609.8%*	122
Gain on sale of Ridaura product line	**—**	**—**	—	*(100)%*	8,002
Interest expense	**(1,632)**	***14,736.4%***	(11)	*(76.1)%*	(46)
Other income (expense), net	**234**	***3.1%***	227	*(143.7)%*	(519)

Interest Income. Interest income increased during 2003 because we had higher cash and investment balances in connection with the money we raised by issuing $90 million of convertible senior notes in May 2003, partially offset by lower market interest rates on investments. Interest income decreased in 2002 from 2001 because we had lower cash and investment balances, combined with a decrease in market interest rates on investments.

Interest Expense. Interest expense increased during 2003 compared to 2002 as a direct result of the interest expense associated with the convertible senior notes issued in the second quarter of 2003. Interest expense in 2002 was primarily related to a financing arrangement associated with our corporate insurance policies.

Income Taxes

	Years Ended December 31,				
	2003		2002		2001
(In thousands, except for percentages)	$	% Change	$	% Change	$
Income tax provision	**$(1,167)**	***544.8%***	$(181)	*(47.5)%*	$(345)

We pay income tax in Australia and withholding tax in the U.S. in connection with the activities conducted by Connetics Australia. The income tax expense for 2003 includes $1.3 million of foreign tax provision offset by $330,000 of foreign tax credit claimed in Australia for the U.S. withholding tax paid in the same amount. Income tax expense for 2002 reflects $798,000 of foreign tax provision recorded by Connetics Australia, offset by $331,000 of foreign tax credit claimed for U.S. withholding tax paid during the year in the same amount and a U.S. tax benefit of $617,000. The U.S. tax benefit arose principally because of the provisions of the Job Creation and Worker Assistance Act of 2002 enacted on March 9, 2002, which allows taxpayers to carry back net operating losses generated in 2001 and 2002 to offset alternative minimum tax previously paid. Income tax expense in 2001 arose from the taxable operating results of Connetics Australia. For a more complete description of our income tax position, refer to *Note 14* in our *Notes to Consolidated Financial Statements.*

LIQUIDITY AND CAPITAL RESOURCES

	December 31,		
	2003		2002
(In thousands, except for percentages)	$	% Change	$
Cash, cash equivalents and marketable securities	**$114,662**	***246.8%***	$33,064

Sources and Use of Cash. We have financed our operations to date primarily through proceeds from equity and debt financings, sale of investments, collaborative arrangements with corporate partners, bank loans, and product revenues. We hold our cash balances in a variety of interest-bearing instruments including high-grade corporate bonds, commercial paper, U.S. Government agencies' papers, asset and mortgage based securities, and money market accounts.

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Cash flows from operating activities	**$ (8,511)**	$(12,505)	$(24,595)
Cash flows from investing activities	**$(73,602)**	$ 10,855	$(29,891)
Cash flows from financing activities	**$ 91,048**	$ 6,548	$ (201)

Cash Used in Operating Activities. We used cash in our operating activities in each of 2003, 2002, and 2001. In 2003, our net loss of $4.1 million was affected by non-cash charges of $2.7 million of depreciation and amortization, and increased reserves of $3.0 million related to product discounts, returns, rebates and chargebacks. Our use of cash primarily reflected an increase in accounts receivable of approximately $1.2 million related to the timing of sales and collection of outstanding amounts, an increase in other assets of $3.8 million primarily related to various prepaid activities, and a decrease in accounts payable and other accrued and current liabilities of $4.3 million primarily related to the timing of payments and activities related to product development and other business activity.

In 2002, our use of cash included non-cash charges of $2.1 million of depreciation and amortization expense, a $2.1 million gain on the sale of investments, and $1.2 million in increased reserves related to discounts, returns, rebates and chargebacks. Our use of cash was partially offset by a $70,000 increase in accounts receivable primarily related to the timing of sales and collection of outstanding amounts, an increase in other assets of $931,000 primarily related to various prepaid activities, and an increase in accounts payable of approximately $4.1 million related to increased development costs.

In 2001, our use of cash included non-cash charges of $2.0 million of depreciation and amortization expense and $555,000 in other expense related to the foreign exchange forward contract, acquired in-process research and development charge of $1.1 million related to the Connetics Australia acquisition, a one-time $1.1 million charge related to the reduction in the relaxin program, and non-cash compensation charges in the amount of $2.6 million, more than offset by the $8.0 million gain on the sale of the Ridaura product line.

Cash Flows from Investing Activities. We received cash from investing activities in 2002, and used cash in investing activities in 2003 and 2001. In 2003, we used cash in investing activities primarily as the result of a significant net increase in purchasing of marketable securities following the convertible debt financing. We had only moderate increases in operating expenses in twelve months ended December 31, 2003 compared to the same period in 2002, but our property and equipment expenditures decreased by $2.9 million in 2003 compared to 2002. The decrease is primarily because we had expenditures in 2002 that were not repeated in 2003, including $2.5 million related to the construction of an aerosol filling line at DPT's plant in Texas, which occurred in 2002. In 2001, our principal uses of cash for investing activities were net purchases of marketable securities and the acquisition of Connetics Australia, which were partially offset by proceeds from the sale of the Ridaura product line.

Cash Flows from Financing Activities. Financing activities provided $91.0 million in cash during 2003 and $6.5 million in cash during 2002. In 2001, we used $201,000 in financing activities. The increase in 2003 primarily represents $86.3 million of net proceeds we received from the issuance of convertible senior notes. We recognized $4.3 million in net proceeds from the issuance of common stock pursuant to the exercise of warrants and stock options during 2003 compared to the 2002 proceeds of $5.1 million from the sale of common stock. During 2002, $1.4 million of previously restricted certificates of deposits related to our controlled disbursements account, security deposit in connection with an operating lease arrangement, and collateral on certain officers' personal bank loans were released. For the same period in 2003, $420,000 of previously restricted certificates of deposit were released: one related to a security deposit on our facility and the other related to collateral on certain officers' personal bank loans.

Working Capital. Our working capital increased by $87.0 million to $112.2 million at December 31, 2003 from $25.2 million at December 31, 2002, primarily due to the convertible debt financing which we completed in the second quarter of 2003. Working capital decreased to $25.2 million at December 31, 2002 from $44.0 million at December 31, 2001, primarily because in 2002 we used cash in operations and for the acquisition of acquired in-process development. Working capital at December 31, 2003 includes cash, cash equivalents and marketable securities of $114.7 million. Giving effect to the net proceeds of the private placement that closed on February 13, 2004, and the use of cash to purchase the exclusive U.S. rights to Soriatane and existing Soriatane inventory from Roche, our adjusted cash, cash equivalents and marketable securities as of December 31, 2003 would be approximately $47.2 million without giving effect to certain transaction costs and assumed liabilities (including reserves for discounts, returns, rebates and chargebacks) related to the acquisition and to the private placement.

Contractual Obligations and Commercial Commitments. As of December 31, 2003, we had the following contractual obligations and commitments:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than 1 year**	**1 – 3 years**	**4 – 5 years**	**More Than 5 years**
Long-Term Debt Obligations(1)	$ 99.0 million	$2.0 million	$4.1 million	$92.9 million	—
Operating Lease Obligations(2)	4.0 million	$2.5 million	$1.2 million	$ 0.1 million	$0.2 million
Purchase Obligations(3)	8.2 million	$0.5 million	$1.5 million	$ 1.7 million	$4.5 million
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	—	—	—	—	—
Total Contractual Cash Obligations	$111.2 million	$5.0 million	$6.8 million	$94.7 million	$4.7 million

(1) On May 28, 2003, we issued $90 million of 2.25% convertible senior notes due May 30, 2008 in a private offering. The notes are unsecured and rank equal to all of our future unsecured and unsubordinated debts. The notes are convertible at any time at the option of note holders into shares of our common stock at a conversion rate of 46.705 shares for each $1,000 principal amount of notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $21.41 per share. The amounts reflected above include annual interest payments of approximately $2.0 million per year, assuming that the notes are not redeemed or converted before maturity.

(2) We lease laboratory and office facilities under noncancelable operating leases, which expire through 2005. Under our agreement with DPT, we are also obligated to pay approximately $56,000 per year in rent for the *pro rata* portion of DPT's facility allocated to the aerosol line. Under the DPT agreement, we will pay rent for the term of the agreement or as long as we own the associated assets, whichever is longer. We also lease various automobiles and office equipment under similar leases, expiring through 2007. These obligations are to be partially offset by $313,000 to be received from subleasing arrangements with third parties.

(3) In March 2002 we entered into a manufacturing and supply agreement with DPT that requires minimum purchase commitments, beginning six months after the opening of the commercial production line and continuing for 10 years. Also in 2002 we entered into a license agreement that requires minimum royalty payments beginning in 2005 and continuing for fifteen years, unless the agreement is terminated earlier by either party.

We believe our existing cash, cash equivalents and marketable securities, cash generated from product sales and collaborative arrangements with corporate partners, will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the next 12 months. The amount of our future product revenues is uncertain, as product sales can be impacted by patent risks and competition from new products, and products under development may not be safe and effective or approved by the

FDA, or we may not be able to produce them in commercial quantities at reasonable costs, and the products may not gain satisfactory market acceptance. The amount of capital we require for operations in the future depends on numerous factors, including the level of product revenues, the extent of commercialization activities, the scope and progress of our clinical research and development programs, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, and enforcing patent claims and other intellectual property rights, and competing technological and market developments. If we need funds in the future to in-license or acquire additional marketed or late-stage development products, a portion of the funds may come from our existing cash, which will result in fewer resources available to our current products and clinical programs. To take action on business development opportunities we may identify in the future, we may need to use some of our available cash, or raise additional cash by liquidating some of our investment portfolio and/or raising additional funds through equity or debt financings. On February 13, 2004, we completed a private placement of 3.0 million shares of our common stock at a price of $20.25 per share to accredited institutional investors. We intend to use the net cash after giving effect to the Soriatane acquisition for general corporate purposes, including working capital.

We currently have no commitments for any additional financings. If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to market our products as planned or continue development of our other products, or we could be required to delay, scale back or eliminate some or all of our research and development programs.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements (as that term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future material effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

RECENT ACCOUNTING PRONOUNCEMENTS

EITF 00-21. In November 2002, the Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board, or FASB, issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables," which addresses certain aspects of the accounting for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. EITF 00-21 requires us to divide revenue arrangements with multiple deliverables into separate units of accounting if the deliverables meet certain criteria, including whether the fair value of the delivered items can be determined and whether there is evidence of fair value of the undelivered items. EITF 00-21 also requires us to allocate the consideration among the separate units of accounting based on their fair values, and to consider applicable revenue recognition criteria separately for each of the separate units of accounting. EITF 00-21 is effective for revenue arrangements we enter into after June 30, 2003. There was no impact on our financial statements from the adoption of EITF 00-21.

FIN 46. In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46, as amended, applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004. Certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a significant impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Our holdings of financial instruments comprise a mix of securities that may include U.S. corporate debt, U.S. government debt, municipal debt, and asset and mortgage backed securities. All such instruments are classified as securities available for sale. Generally, we do not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. Our market risk exposure consists principally of exposure to reductions in interest rates. Interest income from our investments is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our marketable securities, we have concluded that we face minimal material market risk exposure.

The table below presents the principal amounts and weighted average interest rates by year of maturity for our investment portfolio as of December 31, 2003 *(dollar amounts in thousands)*:

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Assets:								
Available-for-sale securities	$50,054	$15,965	$3,800	$850	$ 300	$22,646	$93,615	$95,545
Weighted average annual interest rate	4.4%	4.9%	2.9%	1.2%	1.2%	1.3%	—	—
Liabilities:								
2.25% Convertible Senior Notes Due 2008	—	—	—	—	$90,000	—	$90,000	$96,912
Average interest rate	—	—	—	—	2.25%	—	—	—

Included in the table above are principal and fair value amounts of $20.1 million as of December 31, 2003, related to auction rate securities. Although these securities have long final maturities (from 14 to 37 years), we consider them to be short-term investments because liquidity is provided through the short-term (7 to 90 days) interest rate reset mechanism. These securities are allocated between maturity groupings based on their final maturities. The table above also includes principal amounts of $7.7 million and fair value amounts of $7.8 million related to asset-backed and mortgage-backed securities that are allocated between maturity groupings based on their final maturities.

Foreign Currency Exchange Risk. Certain payments by third parties to Connetics Australia are made in local currency or Australian dollars, and payments by Connetics Australia to Celltech in the U.K. are made in Australian dollars. Any fluctuations in the currencies of our licensees or licensors against the Australian or the U.S. dollar will cause our royalty revenues and expenses to fluctuate as well. We currently do not hedge our exposure to changes in foreign currency exchange rates.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2003 with respect to all of our compensation plans under which equity securities are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	5,435,997(2)	$8.42(2)(3)	1,089,513(4)
Equity compensation plans not approved by security holders(5)	609,437	$7.25	145,386
Total	6,045,434	$8.30	1,234,899

(1) Consists of the 1994 Stock Plan, the 1995 Employee Stock Purchase Plan, or ESPP, the 1995 Directors' Stock Option Plan, the Stock Plan (2000), and the 2002 Employee Stock Plan. No

shares are available to grant under the 1994 Stock Plan, and the 325,000 shares available to grant under the Directors' Plan are not available to Connetics employees.

(2) Excludes purchase rights accruing under the ESPP which have a stockholder approved reserve of 335,700 shares.

(3) Weighted average exercise price of outstanding options; excludes shares issued to date under the ESPP.

(4) Includes shares available for future issuance under the ESPP. As of March 1, 2004, an aggregate of 216,320 shares were available for issuance under the ESPP.

(5) Consists of the 1998 Supplemental Stock Plan, the 2000 Non-Officer Stock Plan, the International Stock Incentive Plan, and certain non-plan stock options and common stock warrants. These are discussed in more detail in Note 13 of Notes to Consolidated Financial Statements. Each of the non-stockholder approved plans provides for options to be granted only to non-officer employees of Connetics, and the options granted under the plans are nonstatutory stock options.

CONNETICS CORPORATION
FORM 10-K
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following Consolidated Financial Statements and Report of Independent Auditors are filed as part of this Report:

	Page
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-3
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2003	F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2003	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Connetics Corporation

We have audited the accompanying consolidated balance sheets of Connetics Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Connetics Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Palo Alto, California
January 23, 2004,
except for Note 18 as to which
the date is March 4, 2004

CONNETICS CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 17,946**	$ 8,624
Marketable securities	**96,716**	24,440
Restricted cash — current	**304**	424
Accounts receivable, net of allowances of $5,033 in 2003 and $2,042 in 2002	**2,594**	4,308
Prepaid expenses and other current assets	**4,814**	1,803
Total current assets	**122,374**	39,599
Property and equipment, net	**5,628**	5,860
Restricted cash — long term	**—**	300
Debt issuance costs, deposits and other assets	**5,418**	848
Goodwill, net	**6,271**	6,271
Other intangible assets, net	**6,206**	6,675
Total assets	**$ 145,897**	$ 59,553
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 3,884**	$ 7,760
Accrued payroll and related expenses	**3,792**	2,942
Accrued clinical trial costs	**857**	1,223
Current portion of deferred revenue	**19**	363
Other accrued liabilities	**1,575**	2,126
Total current liabilities	**10,127**	14,414
Convertible senior notes	**90,000**	—
Deferred revenue, net of current portion	**—**	396
Other non-current liabilities	**16**	—
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value: 5,000,000 shares authorized; none issued or outstanding	**—**	—
Common stock, $0.001 par value; 50,000,000 shares authorized; shares issued and outstanding: 31,885,404 in 2003 and 31,180,436 in 2002	**32**	31
Additional paid-in capital	**174,080**	169,769
Deferred stock compensation	**(31)**	(48)
Accumulated deficit	**(130,188)**	(126,088)
Accumulated other comprehensive income	**1,861**	1,079
Total stockholders' equity	**45,754**	44,743
Total liabilities and stockholders' equity	**$ 145,897**	$ 59,553

See accompanying Notes to Consolidated Financial Statements.

CONNETICS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2003	**2002**	**2001**
Revenues:			
Product	**$66,606**	$ 47,573	$ 30,923
Royalty	**7,788**	2,926	1,097
License, contract and other	**937**	2,264	2,044
Total revenues	**75,331**	52,763	34,064
Operating costs and expenses:			
Cost of product revenues	**5,129**	4,190	3,123
Research and development	**30,109**	25,821	19,156
Selling, general and administrative	**42,600**	37,624	36,062
Acquired in-process research and development and milestone payments	**—**	4,350	1,080
Loss on program termination	**—**	312	1,142
Total operating costs and expenses	**77,838**	72,297	60,563
Loss from operations	**(2,507)**	(19,534)	(26,499)
Interest and other income (expense):			
Interest income	**972**	823	2,543
Gain on sale of investment	**—**	2,086	122
Gain on sale of Ridaura product line	**—**	—	8,002
Interest expense	**(1,632)**	(11)	(46)
Other income (expense), net	**234**	227	(519)
Loss before income taxes	**(2,933)**	(16,409)	(16,397)
Income tax provision	**1,167**	181	345
Net loss	**$(4,100)**	$(16,590)	$(16,742)
Basic and diluted loss per share —			
Net loss per share	**$ (0.13)**	$ (0.54)	$ (0.56)
Shares used to compute basic and diluted net loss per share	**31,559**	30,757	29,861

See accompanying Notes to Consolidated Financial Statements.

CONNETICS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Number of Common Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2000	**29,685**	**$30**	**$159,212**	**$(21)**	**$ (92,756)**	**$ 6,141**	**$ 72,606**
Common stock issued under stock option and purchase plans	519	—	2,070	—	—	—	2,070
Issuance of common stock pursuant to license agreements	1	—	12	—	—	—	12
Exercise of warrants	52	—	392	—	—	—	392
Stock compensation expense	—	—	2,584	(48)	—	—	2,536
Comprehensive loss:							
Net loss	—	—	—	—	(16,742)	—	(16,742)
Unrealized gain on investments	—	—	—	—	—	503	503
Foreign currency translation adjustment	—	—	—	—	—	(23)	(23)
Total comprehensive loss							(16,262)
Balance at December 31, 2001	**30,257**	**30**	**164,270**	**(69)**	**(109,498)**	**6,621**	**61,354**
Common stock issued under stock option and purchase plans	659	1	3,449	—	—	—	3,450
Issuance of common stock pursuant to license agreements	1	—	12	—	—	—	12
Exercise of warrants	263	—	1,683	—	—	—	1,683
Stock compensation expense	—	—	355	21	—	—	376
Comprehensive loss:							
Net loss	—	—	—	—	(16,590)	—	(16,590)
Reclassification adjustment for realized gain on sale of equity security	—	—	—	—	—	(2,086)	(2,086)
Unrealized loss on investments	—	—	—	—	—	(3,532)	(3,532)
Foreign currency translation adjustment	—	—	—	—	—	76	76
Total comprehensive loss							(22,132)
Balance at December 31, 2002	**31,180**	**31**	**169,769**	**(48)**	**(126,088)**	**1,079**	**44,743**
Common stock issued under stock option and purchase plans	674	1	4,158	—	—	—	4,159
Exercise of warrants	31	—	153	—	—	—	153
Stock compensation expense	—	—	—	17	—	—	17
Comprehensive loss:							
Net loss	—	—	—	—	(4,100)	—	(4,100)
Unrealized loss on investments	—	—	—	—	—	(167)	(167)
Foreign currency translation adjustment	—	—	—	—	—	949	949
Total comprehensive loss							(3,318)
Balance at December 31, 2003	**31,885**	**$32**	**$174,080**	**$(31)**	**$(130,188)**	**$ 1,861**	**$ 45,754**

See accompanying Notes to Consolidated Financial Statements.

CONNETICS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Net loss	**$ (4,100)**	$(16,590)	$(16,742)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	**1,422**	1,285	953
Amortization of goodwill, intangible assets and debt issuance costs	**1,249**	810	1,057
Allowance for discounts, returns, rebates and chargebacks	**2,994**	1,173	(516)
Gain on sale of investment	**—**	(2,086)	(122)
Gain on sale of Ridaura product line	**—**	—	(8,002)
Stock compensation expense	**17**	388	2,548
Non-cash charge for acquired in-process research and development	**—**	—	1,080
Loss on foreign exchange forward contract	**—**	—	555
Changes in assets and liabilities:			
Accounts receivable	**(1,236)**	(70)	(575)
Other assets	**(3,773)**	(931)	(588)
Accounts payable	**(4,199)**	4,119	(1,645)
Accrued and other current liabilities	**(146)**	(3)	(3,166)
Deferred revenue	**(739)**	(600)	568
Net cash used in operating activities	**(8,511)**	(12,505)	(24,595)
Cash flows from investing activities:			
Purchases of marketable securities	**(135,352)**	(32,573)	(56,371)
Sales and maturities of marketable securities	**62,909**	47,335	35,870
Purchases of property and equipment	**(959)**	(3,907)	(1,758)
Proceeds from sale of Ridaura product line	**—**	—	8,979
Acquisition of patent	**(200)**	—	—
Acquisition of business, net of cash acquired	**—**	—	(16,611)
Net cash provided by (used in) investing activities	**(73,602)**	10,855	(29,891)
Cash flows from financing activities:			
Restricted cash	**420**	1,415	(1,876)
Proceeds from issuance of convertible senior notes, net of issuance costs	**86,316**	—	—
Proceeds from issuance of common stock	**4,312**	5,133	2,462
Payments of debt and capital leases	**—**	—	(787)
Net cash provided by (used in) financing activities	**91,048**	6,548	(201)
Effect of foreign currency exchange rates on cash and cash equivalents	**387**	123	(24)
Net change in cash and cash equivalents	**9,322**	5,021	(54,711)
Cash and cash equivalents at beginning of year	**8,624**	3,603	58,314
Cash and cash equivalents at end of year	**$ 17,946**	$ 8,624	$ 3,603
Supplementary information:			
Interest paid	**$ 1,028**	$ 11	$ 46
Income taxes paid	**1,541**	654	698

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

Note 1. Organization and Development of the Company

Connetics Corporation, or Connetics, was incorporated in the State of Delaware on February 8, 1993. Connetics is a specialty pharmaceutical company focusing exclusively on the treatment of dermatological conditions. We currently market two pharmaceutical products in the United States, OLUX® Foam (clobetasol propionate), 0.05%, and Luxíq® Foam (betamethasone valerate), 0.12%. Effective March 4, 2004, we also own exclusive U.S. rights to a third product, Soriatane (see Note 18). We also have several product candidates under development. Our commercial business is focused on the dermatology marketplace, which is characterized by a large patient population that is served by a relatively small number of treating physicians. We cannot assure you that any of our other potential products will be successfully developed, receive the necessary regulatory approvals, or be successfully commercialized. Accordingly, our ability to continue our development and commercialization activities is dependent upon the ability of our management to increase sales of our existing products and obtain substantial additional financing.

In the course of our development activities, we have sustained continuing operating losses, and our uses of capital and our requirements may increase in future periods. As a result, we may require additional funds until such time that we are able to sustain profitability, if ever, and we may attempt to raise additional funds through equity or debt financings (see Note 18), collaborative arrangements with corporate partners or from other sources. We currently have no commitments for any additional financings, and we cannot assure you that additional funding will be available to finance our ongoing operations when needed or, if available, that the terms for obtaining such funds will be favorable or will not result in dilution to our stockholders.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

In April 2001, we established a holding company (Connetics Holdings Pty Ltd.) to acquire Soltec Research Pty Ltd., or Soltec. In October 2002, we changed Soltec's name to Connetics Australia Pty Ltd. The accompanying consolidated financial statements include the accounts of Connetics, Connetics Holdings, and Connetics Australia since April 20, 2001, the day following the acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation. We have reclassified certain prior year balances to conform to the current year's presentation.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States, management must make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates based upon future events.

We evaluate our estimates on an on-going basis. In particular, we regularly evaluate estimates related to recoverability of accounts receivable and inventory, revenue recognition and accrued liabilities for clinical trial activities. We base our estimates on historical experience and on various other specific assumptions that we believe to be reasonable under the circumstances. Those estimates and assumptions form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Revenue Recognition

Product Sales. We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. We recognize product revenue net of estimated allowances for discounts, returns, rebates and chargebacks. We are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. We authorize returns for damaged products and exchanges for expired products in accordance with our return goods policy and procedures, and we establish reserves for such amounts at the time of sale. To date we have not experienced significant returns of damaged or expired product. Product shipping and handling costs are included in cost of product revenues.

Royalty Revenue. Royalties from licensees are based on third-party sales. We recognize royalties in the quarter in which the royalty payment is either received from the licensee or may be reasonably estimated, which is typically one quarter following the related sale by the licensee.

Contract Revenue. We record contract revenue for research and development, or R&D, as it is earned based on the performance requirements of the contract. We recognize non-refundable contract fees for which no further performance obligations exist, and for which Connetics has no continuing involvement, on the earlier of when the payments are received or when collection is assured.

If, at the time an agreement is executed, there remains significant risk due to the incomplete state of the product's development, we recognize revenue from non-refundable upfront license fees ratably over the period in which we have continuing development obligations. We recognize revenue associated with substantial "at risk" performance milestones, as defined in the respective agreements, based upon the achievement of the milestones. We recognize revenue under R&D cost reimbursement contracts as the related costs are incurred. Advance payments that we receive in excess of amounts earned are classified as deferred revenue until they are earned.

Cash Equivalents and Marketable Securities

Cash and cash equivalents consist of cash on deposit with banks and money market and other debt instruments with original maturities of 90 days or less at the date of purchase. Investments with maturities beyond three months at the date of acquisition are included in marketable securities. Marketable securities are classified as available for sale at the time of purchase and are carried at fair value, and we report unrealized gains and losses as a component of other comprehensive income (loss) in stockholders' equity. We determine the cost of securities sold using the specific identification method.

Cash equivalents and investments are financial instruments that potentially subject us to concentration of risk to the extent recorded on the balance sheet. We believe we have established guidelines for investment of our excess cash relative to diversification and maturities that maintain safety and liquidity. We invest our excess cash in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than one year.

Foreign Currency

Connetics Australia's functional currency is the Australian dollar. We translate Connetics Australia's local currency balance sheet into U.S. dollars using the exchange rates in effect at the balance sheet date; for revenue and expense accounts we use a weighted average exchange rate during the period. Foreign currency translation adjustments are recorded in comprehensive income (loss). Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations and were immaterial for all years presented.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between (1) the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and (2) operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates that are expected to apply to taxable income in the years in which we anticipate those temporary differences will be recovered or settled. We establish a valuation for the net deferred tax assets when realization is uncertain. Our income tax provision relates primarily to the operations of our Australian subsidiary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, generally three to five years. Equipment we have purchased on behalf of our contract manufacturer is being depreciated using the units of production method based on contractual minimum quantities to be produced over the term of the agreement. We amortize leasehold improvements and assets acquired under capital lease arrangements over the shorter of the estimated useful lives of the assets or the lease term.

Goodwill, Purchased Intangibles and Impairment of Long Lived Assets

We record goodwill in a business combination when the purchase price of the net tangible and identifiable intangible assets we acquire exceeds their fair value. In July 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, effective January 1, 2002, we are not required to amortize goodwill and intangible assets with indefinite lives, but are required to periodically review these assets for impairment. Intangible assets determined to have definite lives will continue to be amortized over their useful lives.

We adopted SFAS 142 effective January 1, 2002 and reclassified amounts to goodwill that were previously allocated to assembled workforce. When we adopted SFAS 142, we ceased amortizing goodwill previously representing an expense of approximately $700,000 per year. In conjunction with the implementation of SFAS 142 we performed an impairment test of goodwill as of January 1, 2002, which did not result in an impairment charge at transition. SFAS 142 also requires that we test goodwill for impairment on an annual basis or more frequently if indicators of potential impairment exist. We performed the annual test as of October 1, 2003, which also did not result in an impairment charge. We will perform this annual test on October 1 of future years or more frequently if indicators of potential impairment exist. We will continue to amortize other intangible assets that meet the criteria for separate recognition from goodwill over their useful lives of ten years.

We periodically perform reviews to determine if the carrying value of long-term assets, other than goodwill (purchased intangibles, property and equipment), is impaired. The reviews look for the existence of facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. Our reviews have indicated no such impairment to date. If in the future we determine that impairment indicators exist, we would use undiscounted cash flows to initially determine whether we should recognize any impairment. If necessary, we would perform a subsequent calculation to measure the amount of impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, we would calculate the fair value using the present value of estimated expected future cash flows or other appropriate valuation methodologies. The cash flow calculation would be based on management's best estimates, using appropriate assumption and projections at the time.

Fair Value of Financial Instruments

The fair value of our cash equivalents and marketable securities is based on quoted market prices. The carrying amount of cash equivalents and marketable securities are equal to their respective fair values at December 31, 2003 and 2002.

Other financial instruments, including accounts receivable, accounts payable and accrued liabilities, are carried at cost, which we believe approximates fair value because of the short-term maturity of these instruments. The fair value of our convertible subordinated debt was $96.9 million at December 31, 2003, which we determined using available market information.

Research and Development

Research and development expenses include related salaries and benefits, laboratory supplies, external research programs, clinical studies and allocated overhead costs such as rent, supplies and utilities. All such costs are charged to research and development expense as incurred.

Inventories

Inventories consist primarily of finished goods held at the manufacturers' facilities and are valued at the lower of actual cost or market. All such amounts are included in other current assets in the Consolidated Balance Sheets.

Certain Concentrations

Financial instruments that potentially subject us to concentration of credit risk consist principally of investments in debt securities and trade receivables. Management believes the financial risks associated with these financial instruments are minimal. We maintain our cash, cash equivalents and investments with high-quality financial institutions. We perform credit evaluations of our customers' financial condition and limit the amount of credit extended when necessary, but generally we do not require collateral on accounts receivable.

We contract with independent sources to manufacture our products. We currently rely on two vendors to manufacture our products and we are in the process of qualifying one additional vendor for this purpose. If these manufacturers are unable to fulfill our supply requirements, our future results could be negatively impacted. We sell our products to wholesalers in the United States.

Our products are promoted to dermatologists, but they are sold primarily to wholesalers and retail chain drug stores, and our product revenues and trade accounts receivable are concentrated with a few customers. The following tables detail those concentrations in gross product sales and trade accounts receivable that are greater than 10% of the relative total, for each of the years ended December 31, 2003, 2002 and 2001.

	Percentage of Product Revenues Years Ended December 31,		
Customer	**2003**	**2002**	**2001**
Cardinal Health	**36%**	43%	44%
McKesson	**30%**	26%	29%
AmerisourceBergen	**15%**	23%	16%
Walgreens	**11%**	—	—

	Percentage of Outstanding Trade Accounts Receivable as of December 31,		
Customer	**2003**	**2002**	**2001**
Cardinal Health	**36%**	54%	45%
McKesson	**28%**	6%	33%
AmerisourceBergen	**17%**	37%	16%

Comprehensive Income (Loss)

Comprehensive income (loss) represents net loss, unrealized gains (losses) on our available-for-sale securities, and foreign currency translation adjustments, all net of taxes. Accumulated other comprehensive income included $859,000 of net unrealized gains on investments and $1.0 million of foreign currency translation adjustments as of December 31, 2003; and $1.0 million of net unrealized gains on investments and $53,000 of foreign currency translation adjustments as of December 31, 2002. Comprehensive income (loss) has been disclosed in the Consolidated Statement of Stockholders' Equity.

Advertising

We expense advertising costs as we incur them. Advertising costs were $380,000 in 2003, $362,000 in 2002, and $1,025,000 in 2001.

Stock-Based Compensation

We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. We use the intrinsic-value method of accounting for stock-based awards granted to employees, as allowed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Accordingly, we do not recognize any stock-based employee compensation in our financial statements when those options have exercise prices equal to or greater than fair market value. We also do not record any compensation expense in connection with our Employee Stock Purchase Plan as long as the purchase price is not less than 85% of the fair market value at the beginning or end of each offering period, whichever is lower.

We have determined compensation expense for options granted to non-employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended, and Emerging Issues Task Force No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. We periodically re-measure the compensation expense for options granted to non-employees as the underlying options vest.

The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of SFAS 123 to options granted under our stock option plans and our ESPP. Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

	Years Ended December 31,		
(in thousands except per share amounts):	**2003**	**2002**	**2001**
Net loss, as reported	**$ (4,100)**	$(16,590)	$(16,742)
Add: stock-based compensation expense, included in reported net loss	**17**	21	322
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(9,834)**	(4,535)	(3,836)
Pro forma net loss	**$(13,917)**	$(21,104)	$(20,256)
Net loss per share:			
Basic and diluted — as reported	**$ (0.13)**	$ (0.54)	$ (0.56)
Basic and diluted — pro forma	**$ (0.44)**	$ (0.69)	$ (0.68)

For purposes of this analysis, we estimate the fair value of each option on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	Stock Option Plans			Stock Purchase Plan		
	2003	**2002**	**2001**	**2003**	**2002**	**2001**
Expected stock volatility	**60.62%**	65.28%	70.0%	**57.50%**	77.26%	94.0%
Risk-free interest rate	**4.06%**	4.63%	5.35%	**4.40%**	5.61%	5.92%
Expected life (in years)	**3.16**	3.48	3.57	**1.36**	1.33	1.81
Expected dividend yield	**0.0%**	0.0%	0.0%	**0.0%**	0.0%	0.0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model also requires us to make highly subjective assumptions, including the expected volatility of our stock. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, we do not believe that the existing models necessarily provide a reliable single measure of the fair value of our options. The weighted average fair value of options granted, determined using the Black-Scholes model, was $5.83 in 2003, $5.74 in 2002, and $3.02 in 2001.

The effects on *pro forma* disclosures of applying SFAS 123 are not likely to be representative of the effects on reported results of future years.

Net Income (Loss) Per Share

We compute basic net income (loss) per common share by dividing net income (loss) by the weighted average number of common shares outstanding during the period. We compute diluted net income (loss) per share using the weighted average of all common and diluted equivalent stock options and warrants outstanding during the period. We excluded all stock options and warrants from the calculation of diluted loss per common share for the years ended December 31, 2003, 2002, and 2001, because these securities were anti-dilutive in those years. We excluded convertible debt for the year ended December 31, 2003, because its effect is also anti-dilutive.

Warrants, options and convertible debt excluded from the calculation of diluted loss per share are as follows:

	Years Ended December 31,		
	2003	2002	2001
Warrants	**59,177**	90,427	391,752
Options	**5,986,257**	4,883,966	4,221,556
Convertible Debt	**4,203,450**	—	—

Disclosure about Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires us to identify the segment or segments we operate in. Based on the standards set forth in SFAS 131, we operate in one segment: the development and commercialization of specialty pharmaceuticals in the field of dermatology. For each of the years ended December 31, 2003 and 2002, approximately 98% of our total revenues were derived from customers in the United States. For the year ended December 31, 2001, approximately 96% of our total revenues were derived from customers in the United States.

Revenues by product are as follows *(in thousands)*:

	Years Ended December 31,		
	2003	2002	2001
OLUX	**$47,538**	$32,339	$14,996
Luxíq	**18,857**	15,042	13,848
Other	**211**	192	2,079
	$66,606	$47,573	$30,923

We do not have a material amount of long-lived assets outside of the United States.

Recent Accounting Pronouncements

EITF 00-21. In November 2002, the Emerging Issues Task Force (or EITF) of the FASB issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables," which addresses certain aspects of the accounting for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. EITF 00-21 requires us to divide revenue arrangements with multiple deliverables into separate units of accounting if the deliverables meet certain criteria, including whether the fair value of the delivered items can be determined and whether there is evidence of fair value of the undelivered items. EITF 00-21 also requires us to allocate the consideration among the separate units of accounting based on their fair values, and to consider applicable revenue recognition criteria separately for each of the separate units of accounting. EITF 00-21 is effective for revenue arrangements we enter into after June 30, 2003. There was no impact on our financial statements from the adoption of EITF 00-21.

FIN 46. In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46, as amended, applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004. Certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a significant impact on our financial position or results of operations.

Note 3. Cash Equivalents and Marketable Securities

The following tables summarize our available-for-sale investments *(in thousands)*:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt	$ 53,165	$ 17	$(41)	$ 53,141
Government securities	35,387	7	(11)	35,383
Asset backed securities	7,016	7	(2)	7,021
Equity securities	289	882	—	1,171
Money market funds	12,894	—	—	12,894
Total	108,751	913	(54)	109,610
Less amount classified as cash equivalents	(12,894)	—	—	(12,894)
Total marketable securities	$ 95,857	$913	$(54)	$ 96,716

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt	$18,137	$ 31	$(1)	$18,167
Commercial paper	5,500	—	—	5,500
Equity securities	289	996	—	1,285
Money market funds	626	—	—	626
Total	24,551	1,027	(1)	25,578
Less amount classified as cash equivalents	(1,138)	—	—	(1,138)
Total marketable securities	$23,414	$1,027	$(1)	$24,440

The following table summarizes the amortized cost of the estimated fair value of available-for-sale debt securities at December 31, by contract maturity *(in thousands)*:

	2003		2002	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Mature in less than one year	**$50,550**	**$50,971**	$17,335	$17,655
Mature in one to three years	**20,590**	**20,746**	—	—
Mature in over three years	**23,797**	**23,828**	5,500	5,500
Total	**$94,937**	**$95,545**	$22,835	$23,155

The table above also includes amounts related to asset-backed and mortgage-backed securities that are allocated between maturity groupings based on their final maturities.

The gross realized gains and losses on sales of available-for-sale investments were immaterial for all periods presented except for 2002 in which we recognized a gain of $2.1 million related to the sale of an equity security we had been holding.

Note 4. Property and Equipment

Property and equipment consist of the following *(in thousands)*:

	December 31,	
	2003	2002
Laboratory and manufacturing equipment	**$ 5,073**	$ 4,632
Leasehold improvements	**2,982**	3,023
Computer equipment	**2,250**	1,927
Furniture, fixtures and office equipment	**1,284**	1,258
Land, building and building improvements	**736**	555
	12,325	11,395
Less accumulated depreciation and amortization	**(6,697)**	(5,535)
Property and equipment, net	**$ 5,628**	$ 5,860

Note 5. Acquisition of Connetics Australia (formerly Soltec Research Pty Ltd.)

In April 2001, we acquired Soltec Research Pty Ltd. We changed Soltec's name to Connetics Australia Pty Ltd. in 2002. On a consolidated basis we now own the intellectual property that we licensed from Connetics Australia before the acquisition. Our marketed dermatology products and current product development programs are based on technology developed by Connetics Australia. Connetics Australia has leveraged its broad range of drug delivery technologies by entering into license agreements with dermatology companies around the world. Those license agreements bear royalties payable to Connetics Australia for currently marketed products, as well as potential future royalties for products under development. We accounted for the acquisition using the purchase method of accounting, and accordingly the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date.

We purchased all of the shares of Soltec's capital stock for cash of $16.9 million plus transaction costs of approximately $250,000. We allocated $6.8 million of the purchase price to existing technology, $6.6 million to goodwill, $1.3 million to tangible net assets assumed, $1.2 million to patents and core technology, $1.1 million to acquired in-process research and development, and $150,000 to assembled workforce. We determined the fair value of the intangible assets based upon an independent valuation using a combination of methods, including an income approach for the in-process research and development and existing technology, a cost approach for the assembled workforce and the royalty savings approach for the patents and core technology.

We computed the value of the acquired in-process technology using a discounted cash flow analysis with a discount rate of 20% on the anticipated income stream and the expected completion stage of the related product revenues. The acquired in-process research and development programs are in early stages of development, have not reached technological feasibility, and have no foreseeable alternative future uses. We computed the value of the existing technology using a discounted cash flow analysis with a discount rate of 15%. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues and operating expenses related to the products and technologies purchased from Connetics Australia.

The estimates we used in valuing in-process research and development were based on assumptions we believe to be reasonable, but they are inherently uncertain and unpredictable. Our assumptions may be incomplete or inaccurate; and unanticipated events and circumstances may occur. Accordingly, actual results may vary from the results projected for purposes of determining the fair value of the acquired in-process research and development.

Note 6. Goodwill and Other Intangible Assets

There was no change in the carrying amount of goodwill for the year ended December 31, 2003. The components of our other intangible assets at December 31, 2003, are as follows *(in thousands)*:

	Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net
Existing technology	10	$6,810	$(1,844)	$4,966
Patents	10-13	1,590	(350)	1,240
Total		$8,400	$(2,194)	$6,206

Amortization expense for our other intangible assets was $819,000 for the year ended December 31, 2003, $810,000 for the year ended December 31, 2002 and, $590,000 for the year ended December 31, 2001.

The expected future amortization expense of our other intangible assets is as follows *(in thousands)*:

	Amortization Expense
For the year ended December 31, 2004	$ 833
For the year ended December 31, 2005	833
For the year ended December 31, 2006	833
For the year ended December 31, 2007	833
For the year ended December 31, 2008	833
Thereafter	2,041
Total	$6,206

SFAS 142 does not permit restatement of previously issued financial statements. The following table provides reconciliation of reported operating results and per share information, adjusted to exclude goodwill amortization as though SFAS 142 had been applied. No reconciliation is required for the years ended December 31, 2002 and 2003.

	Year Ended December 31, 2001
Reported net loss	$(16,742)
Add back: goodwill amortization	478
Net loss excluding goodwill amortization	$(16,264)
Reported basic and diluted loss per share	$ (0.56)
Add back: goodwill amortization	0.02
Basic and diluted loss per share excluding goodwill amortization	$ (0.54)
Shares used to calculate basic and diluted loss per share	29,861

Note 7. Convertible Senior Notes

On May 28, 2003, we issued $90 million principal amount of 2.25% convertible senior notes due May 30, 2008 in a private placement exempt from registration under the Securities Act of 1933. The notes are senior, unsecured obligations and rank equal in right of payment with any of our existing and future unsecured and unsubordinated debt. The notes are convertible into our shares of common stock at any time at the option of the note holder at a conversion rate of 46.705 shares of common stock per $1,000 principal amount of notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $21.41 per share of common stock. This conversion price is higher than the price of our common stock on the date the notes were issued. The notes bear interest at a rate of 2.25% per year, which is payable semi-annually in arrears on May 30 and November 30 of each year, beginning November 30, 2003. Offering expenses of $3.7 million related to the issuance of these notes have been included in other assets and are amortized to interest expense over the contractual term of the notes. As of December 31, 2003, the fair value of these notes was approximately $96.9 million.

The notes cannot be redeemed before May 30, 2005. On or after May 30, 2005 and before May 30, 2007, we may redeem all or a portion of the notes at our option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. We may redeem all or a portion of the notes at any time on or after May 30, 2007 at a redemption price equal to 100.45% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. Holders of the notes may require us to repurchase all or a portion of their notes upon a change in control, as defined in the indenture governing the notes, at 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

Fees and other costs incurred in connection with the issuance of the notes are being amortized into interest expense on a straight-line basis over the five-year term of the notes. Accumulated amortization amounted to approximately $430,000 as of December 31, 2003.

Note 8. In-License Agreements

Yamanouchi License Agreement

In 2002, we entered into an agreement with Yamanouchi Europe B.V. to license Velac gel (a first in class combination of 1% clindamycin, and 0.025% tretinoin). We have licensed exclusive rights to develop and commercialize the product in the U.S. and Canada, and have licensed non-exclusive rights in Mexico. Under the terms of the agreement, we paid Yamanouchi an initial $2.0 million licensing fee, which we recorded as acquired in-process research and development expense during the quarter ended June 30, 2002, because the product remained in clinical development and had no alternative future use. In the fourth quarter of 2002, we initiated a Phase III trial for Velac. In connection with this milestone, in accordance with the agreement, we paid and recorded an additional $2.0 million charge to in-process research and development expense and milestone payments.

Connetics Australia License Agreements

Before we acquired Connetics Australia, we had entered into a series of license agreements with Connetics Australia. Those license agreements are still in effect, although royalty payments to Connetics Australia are now eliminated in consolidation.

Note 9. Royalty-Bearing Agreements

Pfizer License Agreement

In December 2001, we entered into an agreement granting Pharmacia Corporation (now Pfizer) exclusive global rights, excluding Japan, to our proprietary foam drug-delivery technology for use with Pfizer's Rogaine® hair loss treatment. Under the agreement, Pfizer paid us an initial licensing fee, and agreed to pay us additional amounts when it achieves specified milestones, plus a royalty on product sales. We recognized $1.0 million under the agreement related to license fees, milestone payments and contract revenue through December 31, 2002. Our obligation to incur development expenses in connection with the agreement ended in 2002. We provided additional development support to Pfizer at their request in 2003, and in that connection we recognized $86,000 in fees.

Other Licenses for Foam Technology

We have entered into a number of agreements for our foam drug delivery technology. We have licensed the technology to betamethasone valerate foam to Celltech Group plc in Europe, and Celltech has licensed the worldwide rights to their patent on the technology to us. We pay Celltech royalties on all sales worldwide of foam formulations containing steroids. Celltech markets their product as Bettamousse (the product equivalent of Luxíq). We also have license agreements with Bayer (in the U.S.) and Pfizer and Mipharm (internationally) for the use of pyrethrin foam for head lice. That product is marketed in the U.S. as RID®, as Banlice® in Australia, and as Milice® in Italy. We receive royalties on sales of those products.

In 2003, we received $267,000 in royalties for foam-based technology, compared to $305,000 in 2002 and $265,000 in 2001. We have also entered into development agreements with other companies to develop the foam for specific indications.

Licenses for Liquipatch Technology

In June 2001, we entered into a global licensing agreement with Novartis Consumer Health SA for the Liquipatch drug-delivery system for use in topical antifungal applications. The agreement gives Novartis the exclusive, worldwide rights to use the Liquipatch technology in the topical antifungal field. In March 2002, Novartis paid us $580,000 to exercise its then-existing option to expand the license agreement. Novartis will be responsible for all development costs, and will be obligated to pay license fees, milestone payments and royalties on future product sales.

S.C. Johnson License Agreement

We have licensed to S.C. Johnson & Son, Inc. the rights to a super-concentrated aerosol spray that is marketed in the U.S. and internationally. We receive royalties on sales of the product. In 2003, we received $7.0 million in royalties in connection with this agreement, which included a one-time royalty payment of $2.9 million. On January 5, 2004, we reached an agreement with S.C. Johnson to terminate the license agreement. We will receive an additional $1.2 million under the agreement in 2004, after which S.C. Johnson will have a fully-paid up, royalty-free license to the technology.

InterMune

We have an agreement with InterMune, Inc. pursuant to which we receive royalties for sales of Actimmune. As of December 31, 2003 we owned 50,000 shares of common stock of InterMune. In addition, we have retained the product rights to Actimmune for certain potential dermatological applications. We received royalties on Actimmune sales of $358,000 in 2003, $172,000 in 2002, and zero in 2001. We recorded gains on the sale of InterMune stock of zero in 2003, $2.1 million in 2002, and $122,000 in 2001.

Note 10. Divestiture of Relaxin

In May 2001, we announced our decision to pursue a license partner or other strategic alternative for our recombinant human relaxin program. During the second quarter of 2001, we eliminated 27 employee positions related to relaxin. We recognized charges of approximately $1.1 million in 2001 and $312,000 in 2002 related to this decision, which represented $451,000 for the reduction in workforce and $1.0 million for the wind down of relaxin development contracts.

On July 15, 2003, we assigned our rights to recombinant human relaxin to BAS Medical, Inc. (BAS Medical), a private, development-stage company focused on the development and marketing of novel medical treatments. As part of the transaction, we may receive up to $1.0 million in licensing and milestone fees, plus royalties on future product sales. Upon the execution of the definitive agreement, we received a $100,000 upfront assignment fee that we recognized as license revenue in the third quarter of 2003. We will receive the remaining $900,000 if BAS Medical achieves various milestones. BAS Medical assumed the rights to develop and commercialize relaxin for all indications of use. All of our obligations under existing contracts related to relaxin, including those with Paladin Labs, Inc., and F.H. Faulding & Co. Ltd., were also transferred to BAS Medical as part of this transaction, and as a result, in the third quarter of 2003, we recognized $661,000 in deferred revenue relating to previous relaxin license agreements.

Note 11. Divestiture of Ridaura

In April 2001, we sold the rights to our product Ridaura including inventory and identified liabilities to Prometheus Laboratories Inc. for $9.0 million in cash plus a royalty on annual sales in excess of $4.0 million through March 2006. Ridaura is a prescription pharmaceutical product for the treatment of rheumatoid arthritis. We accrued approximately $978,000 for transaction related costs and contractual liabilities incurred as of the date of the sale. After recognizing the above amounts, we recorded a gain of $8.0 million on this transaction in 2001. Prometheus assumed our obligations under a Supply Agreement to supply Ridaura in Canada. We recognized $133,000 in 2003 for royalties on sales of Ridaura, which is all of the royalties received to date.

Note 12. Commitments

We lease two facilities under non-cancelable operating leases, the last of which expires in April 2005. One of the operating leases requires an irrevocable standby letter of credit that is secured by a certificate of deposit with our bank. The amount of the letter of credit includes an automatic annual reduction feature and expires on January 1, 2004. At December 31, 2003, the restricted cash related to this letter of credit amounted to $304,000; at December 31, 2002, the restricted cash related to this letter of credit amounted to $612,000; and at December 31, 2001, the restricted cash related to this letter of credit amounted to $925,000. The amounts are included in the restricted cash balances on the Consolidated Balance Sheets. We also lease office equipment and automobiles under various operating leases that will expire on various dates through 2006.

In March 2002 we entered into a manufacturing and supply agreement with DPT that requires minimum purchase commitments, beginning in August 2003 and continuing for 10 years. Also in 2002 we entered into a license agreement that requires minimum royalty payments beginning in 2005 and continuing for 15 years, unless the agreement is terminated earlier at the discretion of either party.

The future minimum rental payments under non-cancelable operating leases and contractual commitments as of December 31, 2003 are as follows *(in thousands)*:

Years ending December 31:	Operating Leases	Contractual Commitments	Total
2004	$2,173	$ 450	$ 2,623
2005	894	700	1,594
2006	257	850	1,107
2007	73	850	923
2008	56	850	906
Thereafter	222	4,475	4,697
	$3,675	$8,175	$11,850

We recognize facilities rent expense on a straight-line basis over the term of each lease. Facilities rent expense under operating leases was approximately $1.4 million for the year ended December 31, 2003 (net of sublease income of $490,000); $1.5 million for the year ended December 31, 2002 (net of sublease income of $742,000), and $1.2 million for the year ended December 31, 2001 (net of sublease income of $160,000). The operating lease obligations set forth above for 2004 are shown net of $313,000 to be received as a result of a subleasing arrangement with a third party that expires on October 31, 2004.

Note 13. Stockholders' Equity

Warrants

We have outstanding warrants to purchase up to 59,177 shares of our common stock, at various prices and with varying expiration dates.

In July 1999, we issued a warrant to a third party to purchase 15,000 shares of common stock as partial compensation for financial advice pertaining to investor and media relations. The warrant has an exercise price of $6.063 and expires in 2004. As of December 31, 2003, none of these warrants had been exercised.

In connection with an equity line arrangement, we issued warrants for the following: (a) 25,000 shares in December 1999 at a purchase price of $6.875, of which 18,750 were outstanding as of December 31, 2003, and which expire in December 2004, (b) 25,427 shares in December 2000 at a purchase price of $5.3625, all of which were outstanding as of December 31, 2003, and which expire in December 2005.

We have a commitment to a third party to issue a warrant to purchase 30,000 shares of our common stock when and if relaxin is approved for a commercial indication. As of December 31, 2003, that warrant had not been issued. Although we sold the relaxin program to BAS Medical in 2003, the warrant obligation was not transferred. We have not reserved any shares for issuance of common stock pursuant to this commitment.

1995 Director Stock Option Plan

The Board adopted the 1995 Director Stock Option Plan (the Directors' Plan) in December 1995, and amended the Plan in 1999, 2001 and 2003. A total of 850,000 shares of common stock have been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of non-statutory stock options to non-employee directors of Connetics.

The Directors' Plan, as amended, provides that each person who first becomes a non-employee director is granted a non-statutory stock option to purchase 30,000 shares of common stock (the First Option) on the date on which he or she first becomes a non-employee director. Thereafter, on the date of each annual meeting of our stockholders, each non-employee director is granted an additional option to purchase 15,000 shares of common stock (a Subsequent Option) if he or she has served on the Board for at least six months as of the annual meeting date.

Under the Directors' Plan, the First Option is exercisable in installments as to 25% of the total number of shares subject to the First Option on each of the first, second, third and fourth anniversaries of the date of grant of the First Option; each Subsequent Option becomes exercisable in full on the first anniversary of the date of grant of that Subsequent Option. The exercise price of all stock options granted under the Directors' Plan is equal to the fair market value of a share of our common stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years.

Employee Stock Plans

We have six plans pursuant to which we have granted stock options to employees, directors, and consultants. In general, all of the plans authorize the grant of stock options vesting at a rate to be set by the Board or the Compensation Committee. Generally, stock options under all of our employee stock plans become exercisable at a rate of 25% per year for a period of four (4) years from date of grant. The plans require that the options be exercisable at a rate no less than 20% per year. The exercise price of stock options under the employee stock plans generally meets the following criteria: exercise price of incentive stock options must be at least 100% of the fair market value on the grant date, exercise price of nonstatutory stock options must be at least 85% of the fair market value on the grant date, and exercise price of options granted to 10% (or greater) stockholders must be at least 110% of the fair market value on the grant date. The 2000 Non-Officer Plan, the 2002 Employee Stock Plan and the International Plan do not permit the grant of incentive stock options. Stock options under all of our employee stock plans have a term of ten years from date of grant.

1994 Stock Plan. Options granted under our 1994 Stock Plan, as amended (the 1994 Stock Plan) include incentive stock options and non-statutory stock options. The 1994 Stock Plan was terminated on December 31, 1999, and the Board is no longer authorized to grant options under that plan.

2000 Stock Plan. Our 2000 Stock Plan (the 2000 Plan) was approved by the Board and our stockholders in 1999. The 2000 Plan became available on January 1, 2000, and was initially funded with 808,512 shares. On the first day of each new calendar year during the term of the 2000 Plan, the number of shares available will be increased (with no further action needed by the Board or the stockholders) by a number of shares equal to the lesser of three percent (3%) of the number of shares of common stock outstanding on the last preceding business day, or an amount determined by the Board. In 2003, the increase in authorized shares was 937,016 shares.

Non-Officer Stock Option Plans. Our 1998 Supplemental Plan (the Supplemental Plan) was terminated in 1999, and the Board is no longer authorized to grant options under that plan. The 2000 Non-Officer Stock Plan was funded with 500,000 shares. No additional shares will be added to this plan, although shares can be granted if they become available through cancellation. The 2002 Employee Stock Plan was initially funded with 500,000 shares. In 2003, the 2002 Employee Stock Plan was amended to increase the shares available for issuance by 750,000 shares, for a total of 1,250,000 shares, and to permit the issuance of options under the plan to officers of Connetics who are not executive officers within the meaning of Section 16 of the Securities Exchange Act of 1934. Our stockholders approved those amendments in 2003. Each of the Supplemental Plan and the 2000 Non-officer Stock Option Plan provide for options to be granted only to non-officer employees of Connetics, and the options granted under all three plans are nonstatutory stock options.

International Stock Incentive Plan. In 2001, the Board approved an International Stock Incentive Plan, which provided for the grant of Connetics' stock options to employees of Connetics or its subsidiaries where the employees are based outside of the United States. The plan was funded with 250,000 shares. The options granted under the plan are nonstatutory stock options.

Summary of All Option Plans. The following table summarizes information concerning stock options outstanding under all of our stock option plans and certain grants of options outside of our plans. Options canceled under terminated plans are no longer available for grant.

	Shares Available for Grant	Outstanding Options	
		Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2000	**319,723**	**3,546,000**	**$ 6.06**
Additional shares authorized	1,842,149	—	—
Options granted	(1,432,838)	1,432,838	$ 5.89
Options exercised	—	(352,026)	$ 3.92
Options canceled	252,812	(405,256)	$ 6.87
Balance, December 31, 2001	**981,846**	**4,221,556**	**$ 6.10**
Additional shares authorized	909,312	—	—
Options granted	(1,400,378)	1,400,378	$11.71
Options exercised	—	(469,246)	$ 5.20
Options canceled	248,411	(268,722)	$ 7.60
Balance, December 31, 2002	**739,191**	**4,883,966**	**$ 7.72**
Additional shares authorized	1,937,016	—	—
Options granted	(1,759,888)	1,759,888	$14.20
Options exercised	—	(554,274)	$ 5.69
Options canceled	102,260	(103,323)	$ 9.97
Balance, December 31, 2003	**1,018,579**	**5,986,257**	**$ 9.77**

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number of Shares	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.44 — $ 6.42	1,529,359	6.1	$ 4.55	1,310,781	$ 4.50
$ 6.43 — $10.70	1,387,293	5.9	$ 7.99	1,190,948	$ 7.96
$10.71 — $11.50	263,771	6.8	$10.97	199,959	$10.96
$11.51 — $18.51	2,805,834	8.7	$13.38	628,520	$12.53
$ 0.44 — $18.51	**5,986,257**	**7.3**	**$ 9.77**	**3,330,208**	**$ 7.64**

We recorded stock compensation expense of $17,000 for the year ended December 31, 2003, $21,000 for the year ended December 31, 2002, and $322,000 for the year ended December 31, 2001.

1995 Employee Stock Purchase Plan. The Board adopted the 1995 Employee Stock Purchase Plan (the Purchase Plan) in December 1995, and amended the Purchase Plan in February and November 2000 and December 2002. We have reserved 1,414,525 shares of common stock for issuance under the Purchase Plan. The Purchase Plan has an evergreen feature pursuant to which, on November 30 of each year, the number of shares available is increased automatically by a number of shares equal to the lesser of one half of one percent (0.5%) of the number of shares of common stock outstanding on that date, or an amount determined by the Board of Directors. The Compensation Committee of the Board administers the Purchase Plan. Employees (including officers and employee directors) of Connetics are eligible to participate if they are employed for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of our common stock at the beginning or end of the offering period. We issued 119,380 shares under the plan in 2003.

Common Shares Reserved for Future Issuance

We have reserved shares of common stock for issuance as follows:

	December 31,	
	2003	**2002**
1994 Stock Plan	**980,617**	1,310,798
1995 Employee Stock Purchase Plan	**216,320**	335,700
1995 Directors Stock Option Plan	**815,000**	570,000
1998 Supplemental Stock Plan	**52,383**	70,683
2000 Stock Plan	**3,285,396**	2,447,829
2000 Non-Officer Stock Plan	**367,612**	445,289
International Stock Incentive Plan	**246,155**	249,062
2002 Employee Stock Plan	**1,228,177**	500,000
Non-plan stock options	**29,496**	29,496
Common stock warrants	**59,177**	90,427
Convertible senior notes	**4,203,450**	—
Total	**11,483,783**	**6,049,284**

Stockholder Rights Plan

We adopted a stockholder rights plan (the Rights Plan) in May 1997, as amended and restated in November 2001. The Rights Plan entitles existing stockholders to purchase from Connetics one preferred share purchase right, or Right, for each share of common stock they own. If the Rights become exercisable, each Right entitles the holder to buy one one-thousandth of a share of Series B Participating Preferred stock for $80.00. The Rights attach to and trade only together with our common stock and do not have voting rights. Rights Certificates will be issued and the Rights will become exercisable on the "Distribution Date," which is defined as the earlier of the tenth business day (or such later date as may be determined by our Board of Directors) after a person or group of affiliated or associated persons ("Acquiring Person") (a) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common shares then outstanding or (b) announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our then outstanding common shares. Unless the Rights are earlier redeemed, if an Acquiring Person obtains 15% or more of our then outstanding common shares, then any Rights held by the Acquiring Person are void, and each other holder of a Right which has not been exercised will have the right to receive, upon exercise, common shares having a value equal to two times the purchase price. The Rights are redeemable for $0.001 per Right at the direction of our Board. The purchase price payable, the number of Rights, and the number of Series B Participating Preferred Stock or common shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by Connetics as set forth in the Rights Plan. At December 31, 2003, a total of 90,000 shares were designated as Series B Participating Preferred Stock and no shares were issued and outstanding.

Note 14. Income Taxes

The provision for income taxes consists of the following *(in thousands)*:

	December 31,		
	2003	2002	2001
Current			
Foreign	**$1,017**	$ 467	$159
Federal	**330**	(211)	186
State	**—**	(75)	—
Total Current	**1,347**	181	345
Deferred			
Foreign	**(180)**	—	—
Federal	**—**	—	—
State	**—**	—	—
Total Deferred	**(180)**	—	—
Total	**$1,167**	$ 181	$345

The provision for income taxes differs from the federal statutory rate as follows *(in thousands)*:

	December 31,		
	2003	2002	2001
Provision at U.S. federal statutory rate	**$ (960)**	$(5,600)	$(5,700)
Unbenefited losses (utilization of net operating loss)	**450**	4,900	4,000
State taxes, net of federal benefit	**—**	(75)	—
Non-deductible stock based compensation	**10**	100	900
Non-deductible amortization	**270**	300	500
Alternative minimum tax	**—**	(542)	—
Foreign taxes	**837**	467	159
U.S. withholding tax	**330**	331	186
Meals and entertainment	**226**	270	270
Other	**4**	30	30
Total	**$1,167**	$ 181	$ 345

Pretax income from foreign operations was approximately $4.0 million in 2003, $2.2 million in 2002 and $1.2 million in 2001.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets for federal, state and foreign income taxes as of December 31 are as follows *(in thousands)*:

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Net operating loss carryforward	**$ 38,200**	$ 35,200
Research and other credits	**5,200**	11,500
Capitalized research expenses	**5,200**	5,800
Capitalized license and acquired technology	**2,100**	500
Accruals and reserves	**2,600**	1,800
Foreign expenses	**485**	—
Other	**1,100**	—
Total deferred tax assets	**54,885**	54,800
Valuation allowance	**(53,600)**	(54,400)
Net deferred tax assets	**1,285**	400
Deferred tax liabilities:		
Prepaid expenses	**(200)**	—
Unrealized gain on marketable securities	**(300)**	(400)
Net deferred tax liabilities	**(500)**	(400)
Total net deferred tax assets	**$ 785**	$ —

Due to a history of operating losses in the U.S. combined with our uncertainties surrounding the Company's ability to generate future taxable income, the net U.S. and state deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by $0.8 million during the year ended December 31, 2003 and increased by $13.6 million during the year ended December 31, 2002, and increased by $4.7 million during the year ended December 31, 2001. Due to a history of earnings in Australia, the foreign deferred tax assets of $785,000 have not been offset with a valuation allowance.

As of December 31, 2003, we had federal net operating loss carryforwards of approximately $110.8 million and state net operating loss carryforwards of approximately $8.1 million. We also had federal and California research and other tax credit carryforwards of approximately $6.1 million. The federal net operating loss and credit carryforwards will expire in the years 2008 through 2023, if not utilized. The state net operating loss carryforward will expire in 2013, if not utilized. State tax credit carryforwards may be carried forward indefinitely.

The annual utilization of the federal and state net operating loss and tax credit carryforwards is limited for tax purposes under the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before we are able to utilize them.

Tax benefits associated with employee stock options provide a deferred benefit of approximately $3.2 million, which has been offset by the valuation allowance. The deferred tax benefit associated with the employee stock options will be credited to additional paid-in capital when realized.

Note 15. Retirement Savings Plan

We have a retirement savings plan, commonly known as a 401(k) plan that allows all full-time employees to contribute from 1% to 60% of their pretax salary, subject to IRS limits. Before 2003, the company match of employee contributions was discretionary, and was authorized by the Board based on a "pool" calculated using a formula tied to Connetics' annual product sales and the employee's actual contribution. Beginning in 2003, we match all employees' contributions in an amount equal to 25% of each participant's deferral contributions made during the year. Prior to 2003 the company contribution vested in relation to each employee's tenure with Connetics (40% after the second year and 100% vested after five years with Connetics). In 2003 we changed the vesting schedule for company contributions to 100% vesting at the time the contributions are made. Our contributions to the 401(k) plan were $308,000 for 2003, $238,000 for 2002, and $155,000 for 2001.

Note 16. Related Party Transactions

In February 2000, the Board authorized a loan to our Chief Executive Officer in the amount of $250,000, at an interest rate equal to 6.2%. The loan is to be forgiven at a rate of $50,000 per year plus accrued interest, on each anniversary of the loan on which our Chief Executive Officer is still employed by Connetics. As of December 31, 2003, the outstanding balance of this loan, including accrued interest, was $105,000.

Note 17. Guarantees and Indemnifications

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others* (FIN No. 45). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations in assumes under that guarantee.

We enter into indemnification provisions under our agreements with other companies in the ordinary course of our business, typically with business partners, contractors, clinical sites, insurers and customers. Under these provisions, we generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of our activities. These indemnification provisions generally survive termination of the underlying agreement. In some cases, the maximum potential amount of future payments that we could be required to make under these indemnification provisions is unlimited. The estimated fair value of the indemnity obligations of these agreements is not material. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2003.

We have not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements.

Note 18. Subsequent Events

On February 9, 2004, we announced that we had entered into a binding purchase agreement with Hoffmann-La Roche Inc. (Roche) to acquire exclusive U.S. rights to Soriatane®-brand acitretin, an approved oral medicine for the treatment of severe psoriasis in adults. The transaction closed on March 4, 2004. Under the terms of the purchase agreement, we paid Roche a total of $123 million in cash at the closing to acquire Soriatane. We also agreed to assume certain liabilities in connection with returns, rebates and chargebacks, and we are obligated to buy Roche's existing inventory within thirty days after the closing of the acquisition. The majority of the purchase price will be recorded as an acquired intangible asset that will be amortized to expense in the future.

On February 13, 2004, we completed a private placement of 3.0 million shares of our common stock to accredited institutional investors at a price of $20.25 per share, for net proceeds of approximately $57.1 million without giving effect to certain offering costs. We used a portion of the net proceeds to pay for the acquisition of exclusive U.S. rights to Soriatane, and intend to use the balance for general corporate purposes, including working capital.

Note 19. Quarterly Financial Data (unaudited)

The following tables summarize the quarterly results of operations for the years ended December 31, 2003 and 2002 *(in thousands, except per share amounts)*:

	2003 Quarters			
	First	Second(1)	Third(2)(3)	Fourth
Total revenues	$15,311	$19,970	$19,712	$20,338
Cost of product revenues	1,072	1,185	1,388	1,484
Operating expenses	19,721	19,411	16,374	17,203
Operating income (loss)	(5,482)	(626)	1,950	1,651
Net income (loss)	(5,381)	(1,856)	1,616	1,521
Basic net income (loss) per share	(0.17)	(0.06)	0.05	0.05
Diluted net income (loss) per share	(0.17)	(0.06)	0.05	0.05
Shares used to calculate basic net income (loss) per share	31,286	31,519	31,648	31,781
Shares used to calculate fully diluted net income (loss) per share	31,286	31,519	33,607	33,759

(1) *In the second quarter of 2003, we received a one-time royalty payment from S.C. Johnson in the amount of $2.9 million in connection with the S.C. Johnson license agreement.*

(2) *In the third quarter of 2003, we recognized $761,000 of relaxin related revenue associated with the execution of the agreement with BAS Medical in July 2003. Of the relaxin related revenue $661,000 represented previously deferred revenue associated with relaxin license agreements with other parties that was fully recognized upon the execution of the BAS Medical agreement.*

(3) *Operating expenses decreased in the third quarter of 2003 when compared to the second quarter of 2003 mainly due to decreased clinical trial activity of $712,000, decreased manufacturing expenses of $977,000 primarily related to a one-time reversal of a previously recorded liability of $576,000 for clinical trial materials, as well as the timing of various process and product development activities, a $416,000 decrease in QA/QC expenses due to the timing of stability and release testing, and a $605,000 decrease in product samples and sales promotion expenses related to the timing of the programs.*

	2002 Quarters			
	First(1)	Second(2)	Third	Fourth(3)(4)
Total revenues	$11,531	$12,626	$13,641	$14,965
Cost of product revenues	675	973	1,116	1,426
Operating expenses	14,621	18,671	15,511	19,304
Operating loss	(3,765)	(7,018)	(2,986)	(5,765)
Net loss	(3,168)	(5,321)	(2,490)	(5,611)
Basic and diluted net loss per share	(0.10)	(0.17)	(0.08)	(0.18)
Shares used to calculate basic and fully diluted net loss per share	30,496	30,608	30,866	31,058

(1) *In March 2002, Novartis Consumer Health exercised its right to expand an existing license to cover the Liquipatch drug-delivery system for use in all topical antifungal applications. We recognized $580,000 of revenue related to this agreement in the quarter ended March 31, 2002.*

(2) *In May 2002, we entered into an agreement with Yamanouchi Europe B.V. to license Velac gel. Under the terms of the agreement, we paid Yamanouchi an initial $2.0 million licensing fee, which we recorded as acquired in-process research and development expense during the quarter ended June 30, 2002. In the second quarter of 2002 and in connection with the wind down of relaxin development contracts, we recorded a charge of $312,000, representing the final payment due under a 2001 agreement with Boehringer Ingelheim.*

(3) *In the fourth quarter of 2002, we initiated a Phase III trial for Velac. Under the terms of the agreement with Yamanouchi, we recorded $2.0 million as acquired in-process research and development expense related to this milestone.*

(4) *During the fourth quarter of 2002 there was a significant increase in operating expenses over the prior quarter mainly due to increased clinical trial activity of $858,000 due to the initiation of several trials, an increase in QA/QC expenses of $793,000 due to the timing of stability and release testing, as well as the acquired in-process research and development expenses of $2.0 million related to the Yamanouchi agreement.*

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connetics®

3290 West Bayshore Road, Palo Alto, California 94303 • T 650.843.2800 • F 650.843.2899 • www.connetics.com

BOARD OF DIRECTORS

G. Kirk Raab
Chairman;
Former President &
Chief Executive Officer,
Genentech, Inc.

Thomas G. Wiggans
President & Chief Executive
Officer, Connetics Corporation

Alexander E. Barkas, Ph.D.
Managing Partner,
Prospect Venture Partners

Eugene A. Bauer, M.D.
Senior Client Partner, Korn
Ferry International; Former
Vice President Medical Affairs,
Stanford University & Dean of
the School of Medicine

R. Andrew Eckert
Chief Executive Officer,
Docent, Inc.

Denise M. Gilbert, Ph.D.
Former Chief Financial Officer,
Incyte Pharmaceuticals, Inc.;
Former Chief Executive Officer,
Entigen Corporation

John C. Kane
Former President &
Chief Operating Officer,
Cardinal Health, Inc.

Thomas D. Kiley
Attorney

Leon E. Panetta
Director,
The Leon & Sylvia Panetta
Institute for Public Policy

FINANCIAL DATA (in millions)

	2001	2002	**2003**
Operations:			
Total product revenues[1]	$ 30.9	$ 47.6	$ 66.6
Contract and royalty revenues	3.2	5.2	8.7
Total revenues	34.1	52.8	75.3
Total expenses	60.6	72.3	77.8
Loss from operations	(26.5)	(19.5)	(2.5)
Gain on sale of investments	8.1	2.1	–
Other	1.7	0.8	(1.6)
Net loss	(16.7)	(16.6)	(4.1)
Balance Sheet:			
Cash and securities	$ 48.5	$ 33.8	$ 115.0
Total assets	72.3	59.6	145.9
Stockholders' equity	61.4	44.7	45.8

[1] Includes non-dermatology product revenue

SPECIAL NOTE Except for historical information, this report contains forward-looking statements that involve risks and uncertainties. All information included in this report is based on information available to Connetics as of March 2004 and actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, risks and other factors that are discussed in documents filed by Connetics with the SEC. The significant risks include the risk that corporate revenue and profit margins will not be as projected, uncertainty of success of Connetics' product development efforts and commercialization and product acceptance, and the uncertainties associated with the regulatory process and competition from other products.

DERMATOLOGY PRODUCT REVENUES
(dollars in millions)



$12.2
$28.8
$47.4
$66.5
2000
2001
2002
2003

CORPORATE PARTNERS

COMPANY	PRODUCT
Pfizer	> Rogaine® Foam
Novartis	> Lamisil® Liquipatch
Bayer	> RID® Foam
Pfizer	> Banlice®
Mipharm	> Multiple products
Celltech	> Bettamousse

connetics

Connecting Science, Skin and Lives®

3290 West Bayshore Road
Palo Alto California 94303
Toll-free 888-969-CNCT
T 650.843.2800
F 650.843.2899
www.connetics.com
NASDAQ: CNCT